As filed with the Securities and Exchange Commission on May 13, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ForU Worldwide Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10/F, Unit A, Jinyu Jiahua Mansion,

No. 9 Shangdi 3rd Street

Haidian District, Beijing 100085

People’s Republic of China

+86 10 8266-5652

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168 (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower 2, Jing An Kerry Center 1539 Nanjing West Road, Shanghai People’s Republic of China +86 (21) 6193-8200	Benjamin Su, Esq. Zheng Wang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912-2500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A Ordinary Shares, par value US$0.00005 per share(1)	US$100,000,000	US$10,910

(1)

American depositary shares issuable upon deposit of class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents                class A ordinary shares.

(2)

Includes class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. Also includes class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion) Dated                , 2021.

American Depositary Shares

ForU Worldwide Inc.

Representing     Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of ForU Worldwide Inc.

We are selling     ADSs. Each ADS represents        of our class A ordinary shares, par value US$0.00005 per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$     and US$        per ADS. We have submitted an application for the listing of the ADSs on Nasdaq Stock Market under the symbol “FOYO.”

Following the completion of this offering, our issued and outstanding share capital will consist of class A ordinary shares and class B ordinary shares. Ms. Dandan Shan, our founder, chairperson and chief executive officer, will beneficially own all of our issued class B ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of class A ordinary shares and class B ordinary shares have the same rights except for voting and conversion rights. Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to twenty votes and is convertible into one class A ordinary share. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

We have granted the underwriters a 30-day option to purchase up to an additional      ADSs from us at the initial public offering less the underwriting discounts and commissions.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 19 for factors you should consider before buying the ADSs.

PRICE US$    PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

The underwriters expect to deliver the ADSs to purchasers on or about                , 2021.

Goldman Sachs	UBS Investment Bank	CICC

The date of this prospectus is                , 2021.

We are the largest technology-driven road freight transportation platform[1] in China

OUR MISSION

To make road freight transportation simpler and smarter

FOR-U
SMART FREIGHT

FOR-U
SMARTFREIGHT

OUR VALUE PROPOSITIONS

TO SHIPPERS

TO CARRIERS

Improved efficiency
Greater earnings potential
Fast payment
Care for drivers

3,566 RMB MM
Revenue in 2020

29%
CAGR of total order value from 2017-2020

~3.2M
Total number of orders as of Mar 31,2021

100%
Orders fully processed online

95.2%
On-time delivery rate in 2020

0.02%
Accident rate in 2020

Until      , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters, take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated April 16, 2021 and prepared by China Insights Industry Consultancy Limited, or CIC, an independent research firm, regarding our industry and our market position in China. We refer to this report as the “CIC Report.”

Our Mission and Aspiration

Our mission is to make road freight transportation simpler and smarter.

ForU was founded in 2015 by our founder, chairperson and CEO, Ms. Dandan Shan, and a group of accomplished logistics and technology industry veterans who aspire to transform the highly fragmented, underserved and inefficient road freight transportation industry in China. We are reshaping the future of the road freight transportation industry by fundamentally changing how freight orders are priced, dispatched and transported.

To achieve our mission, we have built our technology-driven road freight transportation platform connecting shippers and carriers to digitalize the entire road freight transportation process and redefine industry standards. In addition, we differentiate ourselves by controlling each step of the process, from pricing and route planning to dispatching, transportation and fee settlement. We remain committed to serving shippers with efficiency and reliability and empowering drivers with professional dignity.

Our Market Opportunity

We see great potential in China’s full truckload, or FTL, market, which is expected to grow from RMB3.8 trillion in 2020 to RMB 4.5 trillion in 2025, according to CIC.

China’s FTL market faces a number of challenges, including high fragmentation, inefficient transaction processes, opaque pricing mechanisms, and lack of service standards. Solving these challenges requires a new approach, one that starts with technology at its core, presenting tremendous growth potential for technology-driven road freight transportation platforms. The market of technology-driven road freight transportation platforms, as measured by gross transaction value of fully digitalized transactions, is expected to grow at a compound annual growth rate, or CAGR, of 57.9% to reach RMB666 billion in 2025, according to CIC.

Our Platform

We are the largest technology-driven road freight transportation platform in China in terms of revenue in 2020, according to CIC. We have fully digitalized every single step of freight transportation from end to end, replacing old methods which are disconnected and human-driven. The foundation of our platform is our powerful data insights, superior technology capabilities, and strong operational know-hows. Our platform consists of Freight-as-a-Service, shippers, carriers, and our ForU Brain.

Freight-as-a-Service

We offer Freight-as-a-Service, or FaaS, to our shippers. Every step of the entire freight transaction takes place on our standardized and fully digitalized platform. Leveraging our superior data insights and technology capabilities, we are able to allocate orders to the most suitable carriers on our platform with upfront pricing, and to track shipments in real time from end to end. As of March 31, 2021, we had delivered approximately 3.2 million loads cumulatively through our platform.

Powered by our smart pricing, smart dispatching and smart services, we provide efficient, transparent, and high-quality and reliable road freight transportation services to shippers through our trusted carrier network.

•	Efficient. Our services are highly automated and intelligent, guaranteeing an efficient transportation process.

•	Transparent. Our shippers have visibility on pricing, and the transportation of cargo is fully trackable.

•	High-quality and reliable. As we redefine industry standards and control each step of the transaction, we are able to assure high service quality and reliability for each order on our platform.

Our Shippers

Our platform serves shippers of all sizes and backgrounds. We categorize our shipper base into key account shippers, or KA Shippers, such as Deppon and Great Wall Motors, and small and medium enterprise shippers, or SME Shippers. Driven by the compelling value we provide, the cumulative number of shippers we served on our platform increased five-fold from 880 as of December 31, 2018 to 4,860 as of December 31, 2020, and further to 11,174 as of March 31, 2021.

We have accumulated years of experience serving KA Shippers, which typically have the most rigorous requirements such as on-demand capacity, timely transportation, and high shipment visibility. Such experience has helped us develop competitive advantages, including superior service quality, multi-dimensional data, a nationwide carrier network and powerful pricing capabilities.

Our track record in serving KA Shippers puts us in a uniquely strong position to serve SME Shippers, which have remained underserved despite their strong demand for quality service. Our SME Shippers contributed 22.8% of our total number of orders in March 2021, only nine months after the launch of the service.

Our Carriers

Our superior service capabilities and quality rely on our trusted carrier network, which predominantly consists of individual drivers connected to our platform. We believe that individual drivers make up the most efficient form of trucking capacity and are best suited for our on-demand freight orders. We engage, empower, and refine our carrier network through technology to meet the complicated and non-standard needs of our shippers.

We have provided our carriers with improved efficiency, greater earnings potential, fast payment and professional dignity. This has enabled us to develop a large, fast-growing and loyal driver base. As of March 31, 2021, approximately 905,500 drivers had registered on our platform and over 580,800 drivers had completed orders on our platform. The number of loyal drivers, defined as drivers who earned over RMB50,000 in a year from providing freight services on our platform, has increased from approximately 11,000 in 2018 to approximately 15,200 in 2020. Loyal drivers transported 69.8% of our shipments by order value in 2020, as compared to 52.9% in 2018.

Our ForU Brain

Built upon our powerful data insights, superior technology capabilities and strong operational know-hows, our advanced proprietary technology infrastructure, ForU Brain is comprised of machine learning algorithms, operation optimization, and big data computing power. It empowers our smart pricing, smart dispatching and smart services, allowing us to continuously optimize shippers’ and carriers’ experiences on our platform. As more data and operational know-hows are accumulated, our ForU Brain becomes smarter in performing pricing, dispatching and service functions.

Our Value Propositions

Value to Shippers:

•	Improved efficiency. Our intelligent and automated platform supports instant order placement and pricing, fast dispatching, and timely delivery, eliminating time-consuming manual processes.

•	Transparent pricing. We provide real-time and upfront pricing, removing offline price mark-ups from carriers.

•

Reliable and high-quality services. Our service increases the success rate of order completion, ensures timely and safe delivery, and brings trackability to the whole transportation process. The accident rate for our freight transportation service was 0.02% in 2020.

•

Trusted carrier network. We implement rigorous onboarding and compliance procedures to engage a large carrier base. As of March 31, 2021, over 580,800 drivers had completed orders on our platform, with verification of licenses, permits, and insurance coverage.

Value to Carriers:

•

Improved efficiency. Our services optimize all aspects of a driver’s operation. Orders to drivers on our platforms are all verified, as opposed to noncommitted orders prevailing on traditional load boards and freight matching platforms. Carriers are able to view orders with transparent and upfront pricing, and can book suitable jobs 24/7 on our platform, reducing deadhead miles and waiting time.

•

Greater earnings potential. We bring more orders to drivers by connecting them to the massive network of shippers that have frequent freight transportation demands. This brings greater earnings potential to drivers, when combined with the improved efficiency on our platform.

•	Fast payment. We settle with our carriers directly, eliminating the possibility of unwarranted deduction and delay in payments. We typically complete payment to drivers within 24 hours upon delivery.

•

Care for drivers. We respect our drivers as our valuable business partners and treat them fairly. We have instituted various initiatives, such as compensation to drivers for delays and cancellation of orders, allocating home-returning orders and offering free medical examination for the parents of some of our drivers.

Our Achievements

We have experienced significant growth since our inception. As of March 31, 2021, we had cumulatively delivered approximately 3.2 million loads, served 11,174 shippers, connected over 580,800 drivers who had completed orders on our platform, and covered all cities in the PRC. The CAGR of our total order value from 2017 to 2020 was 29.0%. Our revenues increased from RMB3.4 billion in 2019 to RMB3.6 billion (US$544.3 million) in 2020, representing a growth rate of 5.2%, despite of the impact of COVID-19. Our revenues increased from RMB671.8 million for the three months ended March 31, 2020 to RMB1,183.4 million (US$180.6 million) for the three months ended March 31, 2021, representing a growth rate of 76.1%. Our net loss decreased by 50.5% from RMB233.9 million in 2019 to RMB115.8 million (US$17.7 million) in 2020, and increased by 8.6% from RMB50.2 million for the three months ended March 31, 2020 to RMB54.5 million (US$8.3 million) for the three months ended March 31, 2021.

The diagram below illustrates our scale and efficiency.

Notes:

1.	According to CIC
2.	As of March 31, 2021
3.	The difference between total order value and revenues derived from the orders is primarily attributable to output value-added tax, which is included in total order value but not in revenues
4.	As of December 31, 2020
5.	Deadhead miles traveled per order from the top 20 cities we covered in 2020 as compared with 2019
6.	In terms of average revenues generated by each of our employees

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success:

•	the largest technology-driven road freight transportation platform to capture the massive market opportunity;

•	powerful data insights and superior technology capabilities;

•	extraordinary service capabilities and quality;

•	dual growth engines with strong synergies;

•	significant flywheel effect driving expansion at scale; and

•	visionary management team with deep logistics and technology industries experience.

Our Strategies

We will focus on the following key growth strategies to realize our mission:

•	enlarge wallet share from existing shippers;

•	continue to diversify and enlarge our shipper base;

•	broaden our service offerings to cater to the diverse demand;

•	increase stickiness of existing carriers and further enlarge carrier base; and

•	continue to invest in R&D and technology innovations.

Recent Developments

In April 2021, the total order value on our platform amounted to RMB461.2 million (US$70.4 million), representing a 85.9% increase compared to the total order value in April 2020. The order value of our KA Shippers in April 2021 was RMB390.8 million (US$59.7 million), an increase of 57.6% compared to that in April 2020. The order value of our SME Shippers was RMB70.3 million (US$10.7 million) in April 2021, representing a 43.8% increase compared to the order value of our SME Shippers in March 2021, and the number of orders of SME Shippers accounted for 26.7% of our total number of orders in April 2021.

In April 2021, we signed the transaction documents for our Series E preferred shares financing and will issue Series E preferred shares for a total consideration of up to US$200,000,000. As of the date of this prospectus, we have issued 64,042,304 Series E preferred shares for a total consideration of US$70,000,000 and expect to fully close this transaction prior to the completion of this offering. See “Description of Share Capital—History of Securities Issuances.”

Corporate History and Structure

We launched our operations in March 2015 through Nanjing ForU Online Electronic Commerce Co., Ltd., or Nanjing ForU, which was incorporated in October 2013. Our holding company, ForU Worldwide Inc., was incorporated in November 2014. Shortly following its incorporation, ForU Worldwide Inc. established a wholly-owned subsidiary in Hong Kong, ForU Worldwide (HK) Limited, or ForU HK. In May 2015, ForU Worldwide (HK) Limited established a wholly-owned subsidiary in China, Beijing ForU Duoduo Information Technology Co., Ltd., or Beijing ForU Duoduo, which we refer to as our WFOE.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, our WFOE entered into a series of contractual arrangements with Nanjing ForU and its shareholders in March 2017, through which we obtained control over Nanjing ForU, or our VIE. As a result, we are regarded as the primary beneficiary of our VIE and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to our variable interest entity structure, please see “Corporate History and Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.” The contractual arrangements with our VIE were subsequently replaced and superseded by updated agreements as a result of change in our VIE’s shareholders in April 2021.

In September 2017, we established Tianjin Fuxin Finance Leasing Co., Ltd., which was 55% owned by Nanjing ForU and 25% owned by ForU HK, to engage in financial leasing services. In expanding our transportation services, Nanjing ForU established various subsidiaries, including its branches in Huai’an and Yancheng in April 2019 and Jiangsu Shunren Transportation Co., Ltd. in October 2019.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIE and its subsidiaries, as of the date of this prospectus:

Notes:

(1)

Shareholders of Nanjing ForU and their respective shareholdings in the VIE and relationship with our company are Ms. Dandan Shan (99.6%), our founder, chairperson of the board of directors and chief executive officer, and Mr. Hongxin Wang (0.4%), spouse of Ms. Dandan Shan.

(2)

The remaining 20.0% of the equity interests in Tianjin Fuxin Finance Leasing Co., Ltd. is held by Nanjing Lihe Youfu I Technology Partnership (Limited Partnership), a limited partnership incorporated in the PRC, which is 74.0% owned by Mr. Yifei Ye, our beneficial shareholder, 25.0% owned by Mr. Boyang Wu, our employee, and 1.0% owned by Ms. Dandan Shan.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following.

•	Our business and growth are significantly affected by the development of the road freight transportation industry in China.

•	We have a limited operating history and an innovative business model, and our historical growth and performance may not be indicative of our future growth and financial results.

•	We have a history of net losses, which may continue in the future.

•

We have established long-term relationships with, and derived a significant portion of our revenues from, a number of major KA Shippers, and deterioration in our relationships with them may adversely affect us.

•	Our growth in business with SME Shippers may not be as strong as anticipated.

•	We may fail to cost-effectively attract and retain a large number of shippers or increase their utilization of our platform.

•	We may fail to cost-effectively attract and retain a large number of carriers in order to maintain and improve our transportation capabilities.

•	Our dependence on carriers to provide transportation services may impact the quality of our freight transportation services.

•

If our shippers or carriers engage in, or are subject to, criminal, violent, inappropriate, or dangerous activities, we may be subject to liabilities and our ability to attract and retain shippers and carriers may be harmed.

•	Our technology system is critical to our business operations.

•	We are subject to risks associated with the road freight transportation industry, including product damage, personal injury, and other transportation-related incidents.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following.

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following.

•	Changes in China’s economic, political or social conditions or government policies could adversely impact our business.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•	The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business.

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our ADSs and This Offering

Risks and uncertainties related to our ADSs and this offering include, but are not limited to, the following.

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 10/F, Unit A, Jinyu Jiahua Mansion, No. 9 Shangdi 3rd Street, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is +86 10 8266-5652. Our registered office in the Cayman Islands is located at the offices of Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.for-u.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADSs” are to the American depositary shares, each of which represents class A ordinary shares;

•	“CAGR” are to the compound annual growth rate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00005 per share;

•	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00005 per share;

•

“ForU,” “we,” “us,” “our company” and “our” are to ForU Worldwide Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity;

•	“FTL” are to full truckload;

•

“KA Shippers” are to shippers as our key accounts, who are selected large-size enterprise shippers on our platform, with whom we enter into framework agreements and provide more favorable terms. The framework agreements with KA Shippers typically set forth service scope, payment terms, required qualification of trucks and service standards and do not include terms related to commitments or shipping minimums. “SME Shippers” are to other shippers on our platform, mostly small and mid-size enterprise, or SME, shippers;

•	“loyal drivers” are to drivers who generated freight service income of over RMB50,000 on our platform for a given year;

•	“our WFOE” or “Beijing ForU Duoduo” are to Beijing ForU Duoduo Information Technology Co., Ltd.;

•	“RMB” or “Renminbi” are to the legal currency of China;

•

“shares” or “ordinary shares” are to our ordinary shares, par value US$0.00005 per share, and, upon and after the completion of this offering, are to our class A and class B ordinary shares, par value US$0.00005 per share;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•	“VIE” are to variable interest entity, and “our VIE” or “Nanjing ForU” are to Nanjing ForU Online Electronic Commerce Co., Ltd.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs from us. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	class A ordinary shares (or class A ordinary shares if the underwriters exercise their option to purchase additional ADSs) and class B ordinary shares assuming the conversion, on a one-for-one basis, of all of our preferred shares into our class A ordinary shares immediately prior to the completion of this offering. This excludes 95,224,450 shares issuable upon exercise of outstanding options with an average exercise price of US$0.11 per share.

The ADSs	Each ADS represents class A ordinary shares, par value US$0.00005 per share.

The depositary will hold class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for developing our business with SME Shippers, research and development, and general corporate purposes, including working capital and operating expenses. See “Use of Proceeds” for more information.

Lock-up	We [and each of our officers, directors and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We have submitted an application to have the ADSs listed on the Nasdaq Stock Market under the symbol “ FOYO.” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2021.

Depositary	Citibank, N.A.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 (except the pro forma net loss, share and net loss per share information), and summary consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive loss data for the three months ended March 31, 2020 and 2021, summary consolidated balance sheet data as of March 31, 2021 (except the pro forma net loss, share and net loss per share information), and summary consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of comprehensive loss data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Comprehensive Loss Data
Revenues:
Transportation services	3,353,516	3,528,970	538,626	661,138	1,179,791	180,071
Other services	37,472	36,952	5,640	10,690	3,563	544

Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615

Costs and expenses:
Cost of revenues	(3,402,415)	(3,458,276)	(527,836)	(657,986)	(1,165,597)	(177,905)
Operations and support	(22,656)	(25,935)	(3,958)	(11,732)	(6,100)	(931)
Sales and marketing	(91,794)	(97,694)	(14,911)	(21,890)	(36,520)	(5,574)
General and administrative	(117,758)	(102,875)	(15,702)	(37,363)	(40,415)	(6,169)
Research and development	(75,502)	(66,533)	(10,155)	(17,758)	(17,091)	(2,609)

Total costs and expenses	(3,710,125)	(3,751,313)	(572,562)	(746,729)	(1,265,723)	(193,188)
Other operating income	111,975	79,473	12,130	32,954	31,297	4,777

Loss from operations	(207,162)	(105,918)	(16,166)	(41,947)	(51,072)	(7,796)
Interest income	16,247	8,259	1,261	3,113	454	69
Interest expenses	(44,773)	(27,326)	(4,171)	(9,472)	(3,950)	(603)
Foreign currency exchange gain (loss)	(3,601)	(1,495)	(228)	(203)	6	1
Other income (loss), net	10,964	13,130	2,004	(603)	448	69

Loss before income tax expense	(228,325)	(113,350)	(17,300)	(49,112)	(54,114)	(8,260)
Income tax expense	(5,565)	(2,427)	(370)	(1,052)	(385)	(59)

Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)

Net loss attributable to ForU Worldwide Inc.’s ordinary shareholders, basic and diluted(1)	(365,129)	(258,386)	(39,436)	(84,316)	(88,741)	(13,545)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted(1)	123,000,000	164,000,000	164,000,000	123,000,000	164,000,000	164,000,000
Net loss per share attributable to ordinary shareholders
—Basic	(2.97)	(1.58)	(0.24)	(0.69)	(0.54)	(0.08)
—Diluted	(2.97)	(1.58)	(0.24)	(0.69)	(0.54)	(0.08)

Pro forma net loss attributable to ForU Worldwide Inc.’s ordinary shareholders, basic and diluted(1)	(233,993)	(114,579)	(17,487)	(49,583)	(53,883)	(8,225)

Pro forma weighted average number of ordinary shares used in computing net loss per share, basic and diluted(1)	845,456,238	886,456,238	886,456,238	845,456,238	886,456,238	886,456,238
Pro forma net loss per share attributable to ordinary shareholders(1)
— Basic	(0.28)	(0.13)	(0.02)	(0.06)	(0.06)	(0.01)
— Diluted	(0.28)	(0.13)	(0.02)	(0.06)	(0.06)	(0.01)

Note:
(1)

See note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation and calculation of historical loss per share, basic and diluted. Pro forma net loss attributable to ForU Worldwide Inc.’s ordinary shareholders, pro forma loss per share, basic and diluted, and pro forma weighted average ordinary shares outstanding, basic and diluted are each presented, after giving effect to the conversion of all of the issued and outstanding preferred shares of the Company into ordinary shares on a one-for-one basis, as if it had occurred at the beginning of the earliest period presented.

The following table presents our summary consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	450,153	489,207	74,668	519,179	79,242
Restricted cash	500,562	22,162	3,383	19,714	3,009
Accounts receivable	524,033	544,140	83,052	517,189	78,938
Total current assets	1,920,459	1,495,268	228,222	1,554,003	237,187
Total assets	2,042,543	1,544,477	235,733	1,591,854	242,964
Accounts payable	215,788	266,050	40,607	256,793	39,194
Short-term borrowings	750,992	344,012	52,506	310,989	47,466
Total current liabilities	1,161,286	829,485	126,604	923,404	140,939
Total liabilities	1,238,084	836,278	127,641	929,367	141,849
Total mezzanine equity	2,074,567	2,218,374	338,590	2,253,232	343,910
Total shareholders’ deficit	(1,270,108)	(1,510,175)	(230,498)	(1,590,745)	(242,795)
Total liabilities, mezzanine equity and shareholders’ deficit	2,042,543	1,544,477	235,733	1,591,854	242,964

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(506,766)	44,045	6,723	81,080	(45,658)	(6,969)
Net cash provided by (used in) investing activities	(17,140)	8,168	1,247	(119,903)	(47,564)	(7,259)
Net cash provided by (used in) financing activities	284,179	(473,554)	(72,278)	(117,100)	119,953	18,309
Effect of exchange rate change on cash, cash equivalents and restricted cash	3,249	(18,005)	(2,748)	9,475	793	119

Net increase (decrease) in cash, cash equivalents and restricted cash	(236,478)	(439,346)	(67,056)	(146,448)	27,524	4,200
Cash, cash equivalents and restricted cash at the beginning of the period	1,187,193	950,715	145,107	950,715	511,369	78,051

Cash, cash equivalents and restricted cash at the end of the period	950,715	511,369	78,051	804,267	538,893	82,251

Non-GAAP Financial Measures

Adjusted net loss and adjusted EBITDA

In evaluating our business, we consider and use adjusted net loss and adjusted EBITDA, each a non-GAAP financial measure, to supplement the review and assessment of our operating performance. We have included these non-GAAP financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

We define adjusted net loss as net loss adjusted for the impact of share-based compensation expenses. We define adjusted EBITDA as net loss adjusted for the impact of (i) interest expense, net, (ii) income tax expense, (iii) share-based compensation expenses, (iv) depreciation of property and equipment, and (v) amortization of intangible assets. The following table sets forth the reconciliation of net loss, the most comparable measure prepared in accordance with U.S. GAAP, to adjusted net loss and adjusted EBITDA, respectively, for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)
Add:
Share-based compensation expenses	62,724	36,027	5,499	13,248	8,000	1,221

Adjusted net loss	(171,166)	(79,750)	(12,171)	(36,916)	(46,499)	(7,098)
Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615
Net loss margin	(6.9% )	(3.2% )	(3.2% )	(7.5% )	(4.6% )	(4.6% )
Adjusted net loss margin	(5.0% )	(2.2% )	(2.2% )	(5.5% )	(3.9% )	(3.9% )

Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)
Add:
Interest expense, net	28,526	19,067	2,910	6,359	3,496	534
Income tax expense	5,565	2,427	370	1,052	385	59
Depreciation of property and equipment	2,520	2,840	433	732	583	89
Amortization of intangible assets	550	577	88	180	85	13

EBITDA	(196,729)	(90,866)	(13,869)	(41,841)	(49,950)	(7,624)
Add:
Share-based compensation expenses	62,724	36,027	5,499	13,248	8,000	1,221

Adjusted EBITDA	(134,005)	(54,839)	(8,370)	(28,593)	(41,950)	(6,403)
Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615
EBITDA margin	(5.8% )	(2.5% )	(2.5% )	(6.2% )	(4.2% )	(4.2% )
Adjusted EBITDA margin	(4.0% )	(1.5% )	(1.5% )	(4.3% )	(3.5% )	(3.5% )

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before investing in our ADSs. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our ADSs could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business and growth are significantly affected by the development of the road freight transportation industry in China.

We operate in the road freight transportation industry in China, the future growth and prosperity of which could be affected by many factors beyond our control.

A significant portion of the demand for road freight transportation is generated from logistics service providers delivering orders for merchants in the e-commerce business in China, and the development of the e-commerce industry in China is affected by factors such as the disposable income and consumption power of consumers in China, the potential continuing impact of the COVID-19 pandemic, the attractiveness and reliability of e-commerce platforms, the popularity, quality, and price of products offered by the merchants, and changes in regulatory regimes on the e-commerce industry. Our shippers also operate in other industries such as automobile parts, fast-moving consumer goods, and industrial and home appliances businesses. Unfavorable changes in any of these industries in China could significantly reduce the demand of road freight transportation in general, and in turn adversely affect our business.

The development of the road freight transportation industry also depends on costs of transportation, which is affected by factors including labor costs of carriers, the development of transportation infrastructure, sophistication of logistics technologies, fuel costs, and inventory management. Any unexpected increases in costs of transportation could increase our cost of revenues and adversely affect our profitability.

We have a limited operating history and an innovative business model, and our historical growth and performance may not be indicative of our future growth and financial results.

We commenced our operations in 2015. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially.

We have been actively exploring boundaries of our business and expanding our platform to connect more shippers and carriers. In 2020, we served around 230 KA Shippers and around 3,770 SME Shippers. As of March 31, 2021, cumulatively over 580,800 drivers had completed orders on our platform. We also expanded our services to cover SME Shippers in July 2020 and have constantly increased our geographic coverage. The innovative nature of our business model built on a fast-growing platform makes it difficult to evaluate the risks and challenges we may encounter.

We have a history of net losses, which may continue in the future.

We have incurred net losses since our inception and we may not be able to achieve or maintain profitability in the future. We incurred net losses of RMB233.9 million, RMB115.8 million (US$17.7 million) and RMB54.5 million (US$8.3 million) in 2019 and 2020 and for the three months ended March 31, 2021, respectively. We anticipate that our cost of revenues and operating expenses will increase in the foreseeable future as we continue to grow our business, expand geographically, diversify and enlarge our shipper base, invest and innovate in our technology infrastructure, and further broaden our service offerings. Any of these efforts may incur significant capital investment and recurring costs, and there can be no assurance that we will achieve or maintain profitability in the near future.

We have established long-term relationships with, and derived a significant portion of our revenues from, a number of major KA Shippers, and deterioration in our relationships with them may adversely affect us.

Our business has benefited from our long-term relationships with a number of major KA Shippers, and we derive a significant portion of our revenues from them. Our top three shippers in 2020, Deppon Logistics, JD Logistics and SF Express, contributed 55.8% and 45.3% of our total revenues in 2020 and for the three months ended March 31, 2021, respectively. Although we have been actively expanding and diversifying our shipper base, we expect major KA Shippers to account for a large portion of our total revenues in the foreseeable future. We typically enter into one-year framework agreements with these shippers, but there is no guarantee that we will be able to renew the agreements at favorable terms to us, or at all, and it is also uncertain how many orders will be placed by these shippers each year within the framework of cooperation. If these shippers decide to grow their in-house logistics teams or they are able to find other transportation service providers, we may lose their business. Deterioration of our relationships with any major shipper, a decrease in the number of orders any major shipper places with us, or a material adverse change to the business of any major shipper could materially harm the demand for our freight transportation services.

Our growth in business with SME Shippers may not be as strong as anticipated.

We extended our transportation services in July 2020 to SME Shippers whose demand is relatively fragmented compared to that of our KA Shippers. Our business with SME Shippers has experienced rapid business growth since it was launched. Our SME Shippers contributed 22.8% of our total number of orders in March 2021, only nine months after the launch of the service.

We see great potential in our SME Shippers business, but its growth may not be as strong as anticipated. We may not be able to attract an increasing number of SME Shippers. Our policy of requiring prepayment for freight may not be well received by small-to-mid size enterprises, the typical SME Shippers. Our efforts in restructuring this scattered and fragmented market with a new business model also involve uncertainty. Consequently, our investment in expanding SME Shippers business may not be able to realize the anticipated benefits if we experience a decline in the growth momentum of this business.

We may fail to cost-effectively attract and retain a large number of shippers or increase their utilization of our platform.

The success of our business substantially hinges on the growth of our freight transportation services, which in turn depends our ability to attract and retain, in a cost-efficient way, a large number of shippers and engage them to utilize the freight transportation services on our platform. The attractiveness of our platform to shippers depends on a variety of factors, including our ability to punctually complete orders, reliability of our transportation services, our ability to offer competitive prices for shipment, and the efficiency and transparency of the whole freight transportation process on our platform. If our platform fails to provide attractive services comparable or superior to those of our competitors, or our shippers are not satisfied with our services or are involved in disputes with us, we may not be able to continue to grow our shipper base or further enhance the engagement of existing shippers.

In addition, we actively acquire shippers through online channels such as customer referral, targeted promotions, online advertisement and social network engagement. We are also deploying offline sales personnel with industry expertise and experience to acquire shippers across various industries as we diversify and expand our shipper base. These efforts on shipper acquisition may not yield the expected results or justify the acquisition costs we incur.

We may fail to cost-effectively attract and retain a large number of carriers in order to maintain and improve our transportation capabilities.

We rely on carriers to complete road freight transportation orders on our platform, and the number of carriers we connect and engage with significantly impacts our transportation capabilities. The attractiveness of our platform to carriers is affected by various factors, including the intensity and authenticity of orders on our platform, the level of prices we are able to offer to our carriers, the speed and easiness of payment settlement, and our ability to offer full-range services on assisting carriers in transporting shipment. Although we believe our promise to drivers, “authentic orders, fast payment,” significantly contributes to our ability to attract carriers to, and retain carriers on, our platform, any adverse change in the value propositions our platform offers to carriers could result in a decrease in our ability to attract and retain carriers, which would in turn adversely affect our transportation capabilities. In addition to the organic growth through word-of-mouth referral, we conduct online and offline carrier acquisition activities, such as providing incentives to existing drivers for successful referrals and hiring ground representatives to acquire drivers, which may not be as successful as expected.

Our dependence on carriers to provide transportation services may impact the quality of our freight transportation services.

We do not employ any carriers. We depend on external carriers to provide freight transportation services on our platform, and our commitment to high-quality and secure transportation substantially depends on external carriers whose actions are not fully controlled by us. Any shortcoming in services of external carriers, such as extended delays in transportation due to human error, loss of goods because of negligence or theft, inappropriate attitude toward shippers or receivers, or any other failure to meet customer expectations or requirements, may be attributed to us, resulting in disputes and harming our business and reputation.

Although we have established a comprehensive system of service protocols for our carriers and entered into contracts with them or agreed with them on terms for freight transportation, we may not be able to exercise the same level of supervision over their conduct as we would if they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, or illegal actions by carries in completing orders on our platform, the disputes resulted from such actions may involve us and we may suffer reputational and incur liabilities.

We conduct thorough background checks for the drivers on our platform and implement strict driver management. We review the pictures of drivers together with their trucks, identity cards, driver’s licenses and transportation permits before they could register with our platform. We also continuously monitor driver behaviors. However, we cannot assure you that our background check process is able to verify the accuracy of all the information provided by drivers.

If our shippers or carriers engage in, or are subject to, criminal, violent, inappropriate, or dangerous activities, we may be subject to liabilities and our ability to attract and retain shippers and carriers may be harmed.

We are not able to control or predict the actions of shippers or carriers, and we may be unable to protect or provide a safe environment for our freight transportation as a result of certain actions by shippers or carriers. Such actions may result in injuries, property damage, business interruption, brand and reputational damage, or significant liabilities for us. If the shippers or carriers on our platform engage in criminal, violent, inappropriate, or dangerous activities, transfer dangerous goods, or use our platform as a conduit for criminal activities, shippers may not consider our platform safe, and we may be subject to negative publicity as a result of our business relationship with such shipper or carrier, which would adversely impact our brand, reputation, and business.

Although we administer background checks on drivers and due diligence on shippers, these methods may not be effective in preventing such criminal, violent, inappropriate or dangerous activities.

Our technology system is critical to our business operations.

As a technology-driven freight platform, the satisfactory performance, reliability and availability of our technology infrastructure and algorithms are critical to our success. Leveraging our proprietary ForU Brain system, our smart pricing, smart dispatching and smart services have empowered every aspect of our road freight transportation. However, our technology infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology infrastructure, and shippers and carriers may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or cyber security attacks, including attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and complete orders, reduced transaction volume, and a decrease in the attractiveness of our platform. Hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business.

We are subject to risks associated with the road freight transportation industry, including product damage, personal injury, and other transportation-related incidents.

We face risks associated with road freight transportation, which may result in property damages, personal injuries and fatal accidents. Shipments in transit may be stolen, damaged or lost for various reasons, and we may be found liable for such incidents. Our failure to detect and prevent dangerous goods from being transported may harm our reputation and business, as certain dangerous items may damage the trucks or other products and cause personal injury or fatal accidents. Transportation of goods also involves risks regarding transportation safety. From time to time, our carriers may be involved in transportation accidents. The carriers may also cause or suffer personal injuries or fatal accidents, while the insurance they maintain may not fully cover the damages caused.

Any of the foregoing risks could disrupt our services, cause us to incur expenses and divert the time and attention of our management. We may face claims and incur liabilities if found liable or partially liable for any product damage or personal injury. Claims against us may not be fully covered by insurance. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our shippers consider our freight transportation service unsafe, the attractiveness of our platform will be compromised.

Any lack of, or failure to keep, requisite approvals, licenses or permits applicable to our business operations, including the internet-based road transportation operation permit, may harm our business.

Our business is subject to rigorous regulation, and we are required to obtain and maintain applicable licenses, permits and approvals to conduct our business, including the value-added telecommunication service license, or the ICP license, and road transportation operation permit. For our internet-based business of road freight transportation, we need to include the business scope of online freight transportation in our road transportation operation permits. These licenses are critical to our business operations. As of the date of this prospectus, we have obtained and maintained all licenses and permits material to our business as required by the PRC regulatory authorities, including an ICP license held by each of Nanjing ForU and Tianjin ForU and road transportation operation permits held by Nanjing ForU and certain other subsidiaries. The business scope of the road transportation operation permits held by Nanjing ForU covers online freight transportation.

We cannot assure you, however, that we will be able to maintain existing licenses and permits or renew any of them when their current term expires. We may also be required to obtain additional licenses and permits in expanding our business scope and geographic coverage. If we are unable to maintain and renew one or more of the current licenses and permits, or obtain such new ones required, the operations and prospects of our business could be materially disrupted.

We face intense competition.

The road freight transportation industry in China is intensely competitive. Although we believe our technology-driven road freight transportation platform operates under a disruptive business model, we compete with existing market players in road freight transportation industry, and there may be new entrants emerging in the market. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive features, services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of shippers and carriers.

Pressure on our pricing could adversely affect our profitability.

Our smart pricing enables us to propose fee quotes balancing the needs and benefits among shippers and carriers, while also optimizing the spread we are able to capture. However, many factors, including the availability of shippers and carriers on certain routes, our know-hows on pricing and routes, tax, operating costs and expenses, legal and regulatory requirements, and our current and future competitors’ pricing strategies, could significantly affect our pricing models and resulted fee quotes. For example, certain competitors may use marketing strategies that enable them to attract or retain carriers and shippers with attractive prices. We may be forced, through competition, regulation or otherwise, to reduce the price of freight transportation for shippers, increase the incentives we provide to carriers on our platform or reduce the fees we charge for other value-added services on our platform. Furthermore, the price sensitivity of our shippers and carriers may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these geographic areas. As the overall profit margin in the road freight transportation industry remains generally thin, if we were forced to significantly and consistently lower the fee quotes to shippers or increase the fee quotes to carriers, we may not be able to maintain our profitability.

We may not be able to manage our growth.

We have experienced rapid growth since our inception, particularly in terms of the number and value of orders, the number of shippers and carriers we connect, and our geographical coverage.

However, there is no assurance that we will be able to maintain our historical growth rates in future periods.

We cannot assure you that we will be able to effectively manage the future growth of our rapidly evolving business. We intend to achieve growth by further enlarging the wallet share of existing shippers, continuing to diversify and enlarge our shipper base, broadening our service offerings, expanding geographic coverage, improving digitalized carrier relationship management, and continuing to invest in research and development and technology innovations. We cannot assure you that our growth initiatives will succeed, and we may not be able to achieve the level of order volume and order density that are needed to optimize our smart dispatching capabilities.

The COVID-19 pandemic may continue to have a material adverse impact on our business, operating results and financial condition.

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the PRC government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, locking down certain communities, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. As a result, our operations were impacted by a decline in demand for road freight transportation due to the reduced orders generated in the e-commerce and other industries. Our carriers were temporarily restrained from entering into certain areas and cargo in transportation were held for inspection for virus contamination, causing delays and interruptions in road freight transportation. General uncertainties surrounding the duration of the government’s extended business and travel restrictions also adversely impacted our operations. Moreover, certain shippers required and may require additional time to pay us, which temporarily increased the amount of accounts receivable and negatively affected our cash flows.

We took a series of measures in response to the epidemic to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations. We have also provided our carriers with masks, hand sanitizers and other protective equipment after the outbreak, which had increased and may continue to increase our operational costs.

The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period. If the global spread of COVID-19 cannot be contained, risks set forth in this prospectus may be exacerbated or accelerated at a heightened level.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business and financial condition.

Maintaining and enhancing our brand and corporate reputation is critical to the success of our platform. Any negative publicity could harm our brand and reputation.

The recognition and reputation of our “ForU” brand and the successful maintenance and enhancement of our brand and corporate reputation have contributed, and will continue to contribute, significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as accidents caused in our freight transportation services, complaints in relation to quality of services, disputes with our shippers, carriers, and other parties involved in our transportation, or illegal or inappropriate conduct of our employees, could tarnish our reputation and reduce the value of our brand. Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social media, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

We are also subject to negative publicity about our shippers and carriers, whose activities are out of our control. Negative public perception that shippers on our platform do not place authentic orders or that carriers on our platform do not provide satisfactory freight transportation services, even if factually incorrect or based on isolated incidents, could undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain shippers and carriers.

Failure to comply with PRC laws and regulations may materially and adversely impact our business.

Our business is subject to various governmental supervision and regulations.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which took effect in September 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. The trucks our carriers used in freight transportation are subject to such limits. We cannot assure that all of these trucks which are under our carriers’ control will be in full compliance with the regulation, and our carriers may be required to modify noncomplying trucks or purchase new ones to replace them.

In addition, new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. For example, in February 2021, the Anti-monopoly Bureau of State Administration for Market Regulation promulgated the Guidelines on Anti-monopoly Issues in Platform Economy that aims at specifying some of the circumstances under which an activity of Internet platform may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, and subject us to liabilities or administrative penalties.

Our business is subject to seasonal fluctuations in the road freight transportation market.

Our operations are subject to seasonality of the road freight transportation market in China. Truckload volumes for the second half of a year are typically higher, while the volumes for the first quarter are typically lower, which corresponds to the activity level of commercial and consumer goods transaction in China. We typically experience a seasonal surge in order volumes in the fourth quarter of each year when major online retail and e-commerce platforms hold special promotional campaigns. In addition, our regional operations are subject to seasonal changes. For example, certain routes in north China may be blocked due to heavy snow in winter and certain routes in south China may be affected by typhoons in summer.

Seasonality also makes it challenging to accurately and timely estimate customer demands and manage our service accordingly. For example, with a surge of demand during the peak seasons of road freight transportation, we may find it challenging to align carriers with sufficient capacity to meet the demand. Failure to meet demand associated with the seasonality in a timely manner may adversely affect our business.

Our business generates and processes a large amount of data, and any improper use or leak of such data could subject us to significant consequences.

As a technology-driven platform, our business depends on, and collects, generates and processes, a large quantity of personal, road, transaction, and geographical data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third-party attacks or attempts to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential shippers or carriers from using our platform, damage our business, and expose us to potential legal liability.

We are subject to PRC laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to drivers registered with our platform, our shippers, and our employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, in July 2020 and April 2021, the Standing Committee of the National People’s Congress published for public comment a draft Data Security Law and its second draft, respectively, which provide that varying levels of data protection measures will be applied at the national level based on the level of importance of the data, and the collection and use of such data should not exceed the necessary limits. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We cannot assure you that our practice associated with data security and data protection, in particular personal data, will be in full compliance of relevant data security and protection laws.

We derive a substantial portion of our revenues from certain areas in China. Failure to further penetrate our coverage in those key areas or to effectively expand our coverage in other areas may negatively affect our business.

Although we have a nationwide coverage, we derive a substantial portion of our revenues from certain areas in China. In 2019 and 2020 and for the three months ended March 31, 2021, a substantial portion of our total revenues were generated from transportation activities in east China and south China. We expect these areas, with higher level of economic activities and more advanced transportation infrastructure, to continue to be important sources of revenues. If we fail to maintain our competitive positions in either area, or if either area encounters events which negatively impact the road freight transportation industry, such as a regional economic downturn, a natural disaster, or a decline in supply of carriers, our revenues and profitability could be adversely and materially impacted.

We have a track record of successfully expanding into new geographical areas. We cannot assure you, however, that we will be able to maintain this momentum in the future. As the conditions of local markets may vary significantly from where we currently operate, and inherently we need to achieve certain level of order volume and density in order to most efficiently utilize our smart dispatching, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, as well as our lack of relevant transaction data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. Such companies may be able to compete more effectively than we do by leveraging their experience and familiarity with the local customers.

We are subject to legal and regulatory proceedings from time to time in the ordinary course of our business.

We are, and may be, subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving property damages, personal injuries, tax disputes, labor and employment, commercial disputes, user complaints, intellectual property disputes, compliance with regulatory requirements and other matters. We may become subject to additional types of legal or regulatory proceedings as our business grows. For example, some of our promotional activities may be subject to regulations on online advertising. See “Regulations on Online Advertising Services.”

We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of carriers and shippers on our platforms as well as other external parties involved in our business. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties.

We depend on navigation, communication, and other external applications and software.

We depend on several external applications and software to ensure the smooth performance of certain key functions of our business. For example, we depend on an external navigation application to provide real-time navigation service to our carriers, social media providers for embedding our mini-programs and public accounts, and online payment platforms for processing payments to and from us.

Any interruption, most of which are beyond our control, in the functionality of these external applications and software may lead to our system interruptions, slowdown or unavailability of our mobile apps or mini-programs, delays or errors in freight transportation, loss of data or an inability to accept and complete orders. In addition, if any external application provider withdraws its authorization to us, or its services become limited, restricted, curtailed or less effective in any way for any reason, our business may be materially and adversely affected. We may not be able to promptly find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all.

Our value-added services are subject to risks.

Our platform offers various value-added services to shippers and carriers. For example, we provide fuel services to drivers, where we collaborate with major fuel providers and recommend fuel stations down the route, and drivers could purchase fuels at discounted rates. We also provide financial leasing services and collaborate with insurance companies and agencies in offering insurance products for freight transportation. These value-added services may be subject to evolving regulations which we do not particularly received timely updates on and may not effectively satisfy the needs of shippers and carriers on our platform, and we may not be able to timely develop other value-added services in response of their evolving demand.

Any deficiencies in China’s telecommunication and internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with the telecommunication and internet infrastructure in China, which is maintained through state-owned telecommunications carriers. The failure of telecommunication and internet network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platform. Any of such occurrences could delay or prevent our shippers and carriers from accessing our online platform and mobile applications, and frequent interruptions could frustrate our shippers and carriers and discourage them from using our services, which could cause us to lose customers and harm our results of operations. In addition, we have limited control over the service fees charged by telecommunication and internet operators. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected.

We may fail to effectively prevent invalid orders.

We face risks with respect to invalid orders, which are not uncommon in the road freight transportation industry. For example, Information about orders may be inaccurate, duplicated or stale, causing difficulty or inefficiency for carriers in completing the order. Invalid orders may significantly obstruct the efficient matching between shippers and carriers as well as negatively impact transparency in the road freight transportation industry. Matching an invalid order between a shipper and a carrier also wastes our resources and efforts and could generate invalid data.

We believe that the authentic and accurate orders placed on our platform are critical for us to gain trust from our carriers, improve the efficiency of our freight transportation and maintain our competitive advantages. Although we have taken measures to secure authentic and accurate orders, such as requiring shippers to directly enter information of orders on our platform and requiring SME Shippers to make upfront payment, we cannot guarantee that these measures could fully prevent inauthentic or inaccurate orders from being placed on our platform. Any inauthentic or inaccurate order could severely damage our brand and reputation, discourage shippers and carriers from using our platform, cast doubt on our promise to provide “authentic orders, fast payment,” and adversely affect our business.

We have in the past offered, and may continue to offer, incentives for carriers and shippers, which may adversely affect our financial performance.

To remain competitive and generate network scale, we have in the past offered, and expect in the future to continue to offer, incentives for our carriers and shippers. For example, we have strategically provided promotional incentives for new shippers to place their first orders and for new carriers to complete their first orders. We have also provided incentives and privileges to drivers based on their ratings. We set up milestones for drivers, such as certain transport miles reached in completing orders on our platform, upon completion of which drivers will receive incentives and rating upgrade. Moreover, we encourage existing drivers to introduce new drivers, and provide incentives for both.

Financial incentives for carriers and shippers may negatively affect our performance. Our competitors may offer similar or greater incentives from time to time, and we may need to match or exceed these incentives in order to remain competitive. We cannot guarantee that the level of incentives we offer will not significantly increase, or stabilize at a competitive equilibrium that will allow us to realize and improve profitability.

Our insurance coverage may not be adequate to protect us from all business risks.

Alongside our freight transportation, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by our carriers while using our platform. Our auto liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. Even if these claims do not result in liability to us, we will incur significant costs in investigating and defending against them.

We maintain certain insurance policies to safeguard us against risks and unexpected events, including carrier’s liability insurance and special cargo transportation insurance. We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. We may incur loss that is not covered by our insurance policies, and the compensated amount may be significantly less than our actual loss.

We may be unable to finance our capital needs in a timely manner or on acceptable terms, or at all.

We need to make continued investments in expanding our business, developing and upgrading our technology systems, and attracting and retaining talents to remain competitive. In addition, as we usually pay our carriers shortly after they complete their services while we grant KA Shippers certain credit terms for our service fees, our growth of scale requires us to invest more into our working capital. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms acceptable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our technology infrastructure, or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

Our business depends substantially on the continuing efforts of our executive officers and other key employees.

Our success heavily depends upon the continuing efforts of our executive officers. In particular, we rely on the leadership, expertise, experience and vision of Ms. Dandan Shan, our founder, chairperson and chief executive officer, Dr. Guanling Chen, our director and chief technology officer, and other executive officers. If any of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace her or him in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Although our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. As a result, our business may be severely disrupted due to the loss of services of one or more members of our management.

Our business depends on retaining and attracting qualified personnel.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in freight transportation and technology infrastructure is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, resulting in an adverse effect on our human capital and our business.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted our amended and restated 2018 Global Share Plan I, which we refer to as the 2018 Plan, to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentives to our employees, directors and consultants. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options and share purchase rights to acquire restricted shares. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 119,922,812 class A ordinary shares, and options to purchase a total of 95,224,450 ordinary shares are granted and outstanding under the 2018 Plan. We incurred share-based compensation expenses of RMB62.7 million in 2019, RMB36.0 million (US$5.5 million) in 2020 and RMB8.0 million (US$1.2 million) for the three months ended March 31, 2021. We expect to incur substantial share-based compensation expenses in the future. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods following this offering. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Management—2018 Global Share Plan.”

We may be subject to negative impacts of extreme or unusual weather conditions and other catastrophic events.

Certain seasonal weather conditions, such as heavy snows in north China, and unusual catastrophic events, such as typhoons, earthquakes and landfalls, could cause delays or cancellations in our freight transportation. Any unusual or prolonged adverse weather conditions in our areas of operations, whether due to climate change or otherwise, can temporarily impact freight volumes and increase our costs. Other catastrophic events that result in the destruction or disruption of road transportation could also harm our ability to conduct our business.

Increases in fuel costs and toll fees could adversely affect our profitability.

Our carriers use large quantities of fuel to operate vehicles and pay toll fees along their routes. Although we do not directly bear fuel costs and toll fees, these costs essentially act as a pass-through cost in our pricing to the carrier side. Any unexpected increase in fuel costs or toll fees, which is subject to factors outside of our control, could directly impact the willingness of our carriers to bid or take orders on our platform and force us to increase our proposed fee quote to our carriers. As a result, our profitability could decrease in relation to increases in fuel costs and toll fees.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-hows or other intellectual property rights held by external parties. We may be from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-hows or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may fail to protect our intellectual property.

We regard our proprietary technologies, trademarks, copyrights, patents, domain names, know-hows and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept a wide variety of payment methods, including bank transfers and online payments through various third-party online payment platforms such as Alipay, WeChat Pay and UnionPay, in order to ensure smooth user experience. For certain payment methods, we pay varying service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept.

We may fail to successfully make necessary or desirable strategic alliances, acquisitions or investments, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business. However, strategic alliances with external parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party. For example, we established a joint venture engaging in autonomous driving, where we provide smart dispatching capabilities and transportation network, and our joint venture partner provides autonomous driving technology. The development of autonomous driving technology, however, is expensive and time-consuming and may not be successful.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations.

Enforcement of stricter labor laws and regulations and increases in labor costs in China may adversely affect our business and results of operations.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Our PRC subsidiaries and consolidated affiliated entities have failed to promptly make social insurance and housing fund contributions in full for all of our employees. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business and financial conditions may be adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient resources regarding financial reporting and accounting personnel with appropriate knowledge and experience (i) to establish and implement formal period-end financial reporting policies and procedures and (ii) to address complex U.S. GAAP technical accounting issues and to prepare and review the Group’s consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the Nasdaq Stock Market after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing beginning with our second annual report after the completion of this offering, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion on our internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADS and we could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services in China is extensively regulated and subject to stringent requirements. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which is jointly promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce and became effective on July 23, 2020.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our wholly-owned PRC subsidiaries is eligible to provide value-added telecommunication services in China under PRC laws. To comply with the applicable PRC laws and regulations, we conduct such business through Nanjing ForU, our VIE, which holds an ICP license effective until June 24, 2025. Beijing ForU Duoduo, our WFOE, has entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to:

•	exercise effective control over our VIE;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate financial results of our VIE and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, CM Law Firm, (i) the ownership structures of our WFOE and our VIE in China, currently and immediately after giving effect to this offering are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If the ownership structures, contractual arrangements and business of our company, our PRC subsidiaries, our VIE or subsidiaries of our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from this offering or other of our financing activities to finance the business and operations of our VIE and its subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIE and its subsidiaries in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our VIE and its subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE or its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our VIE and its shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with our VIE and its shareholders to operate our business in China, including provision of certain value-added telecommunication services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIE in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in China and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIE, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIE’s financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIE have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third-parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third-party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of our VIE is inherited by a third-party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of Ms. Dandan Shan and Mr. Hongxin Wang, being spouse of each other, has executed a spousal consent letter, under which each spouse agrees that he or she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIE and its shareholders shall not assign any of their respective rights or obligations to any third-party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention, and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIE hold certain assets that may be critical to the operation of our business, including permits, domain names and most of our intellectual property rights. If the shareholders of our VIE breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if our VIE or its subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIE or its subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the Foreign Investment Law and its implementation rules are relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. Foreign investors are prohibited from making any investments in industries which are listed as “prohibited” in the Negative List. The Foreign Investment Law also provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the Negative List effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If we exercise the option to acquire equity interest of the VIE, this equity interest transfer may subject us to certain limitations and substantial costs.

Under the current PRC laws, foreign investors are generally not allowed to hold more than 50% of the equity interest of any company providing certain value-added telecommunications services with certain exceptions and any such must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. We still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with our VIE and its shareholders before we are able to comply with the Qualification Requirements and other requirements.

Pursuant to the contractual arrangements, our WFOE has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in our VIE from our VIE’s shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration our WFOE pays for such purchases will be a nominal price or the lowest price as permitted under applicable PRC laws or an amount equal to the registered capital contributed by the relevant shareholder. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shareholders of our VIE will pay the equity transfer price they received to our WFOE under the contracture arrangements. The amount to be received by our WFOE may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could adversely impact our business.

Substantially all of our assets and operations are located in China and our business may be influenced to a significant degree by economic, political and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources, some of which may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into or assert other claims to protect our interest.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. As of the date of this prospectus, we have not received any inquiries or notices from relevant governmental authorities or regulators regarding our ordinary operations. However, there is no assurance that we will not receive such inquiries or notices, be required to maintain periodical communications with regulators, or be ordered to rectify or modify certain ordinary business practices in the future. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could cause negative publicity, adversely affect our business and impede our ability to continue our operations.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry.

These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We only have contractual control over our VIE and its subsidiaries. Such corporate structure may subject us to sanctions, compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse impact on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most of them are PRC national. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the above circular, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on

Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to this new regulation, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may be subject to filing obligations or be taxed under the above mentioned two bulletins, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations.

If our preferential tax treatments and government tax refund or subsidies are reduced, revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to increase tax payment.

The Chinese government has provided tax incentives to our PRC subsidiaries in China, including reduced enterprise income tax rates. Beijing ForU, one of our subsidiaries, qualifies as a high and new technology enterprise and, therefore, enjoys a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25%. In addition, some of our PRC subsidiaries enjoy local government tax refunds or subsidies. According to the agreements between the local government authorities and us, such tax refunds or subsidies are provided by the local government authorities to incentivize corporate business development, and the terms of these agreements range from one to five years. We cannot assure you that we will continue to be eligible to receive such local government tax refunds or subsidies or that amount of such refunds or subsidies will not be reduced in the future. Our ability to continue enjoy local government tax refunds or subsidies is subject to changes in national or local policies that affect the validity of our agreements, and may be affected by the termination of, or amendments to, such agreements for reasons beyond our control. We cannot assure you that we will be able to enter into new agreements with local government authorities that provide local government tax refunds or subsidies to us on similar terms. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or reduction or refund of any of the preferential tax treatments, or any significant decrease in or termination of such local government tax refunds or subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our financial condition.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds mast be cleared by the Ministry of Commerce before they can be completed. In addition, the security review rules issued by the Ministry of Commerce specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If the CSRC approval is required, it is uncertain how long it will take us to obtain such approval and any failure to obtain or delay in obtaining the approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China.

Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Stock Market. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Some of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by other parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, pursuant to which applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, Ms. Dandan Shan, being the relevant beneficial shareholder of our company, has completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE Circular 37 or other SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

Furthermore, interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how they and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.

In December 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, according to which non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. In September 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, according to which overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of the Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their distributable profits. Distributable profits are our PRC subsidiaries’ after-tax profits, less any recovery of accumulated losses and appropriations to statutory reserves as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The profits allocated into the statutory reserve funds and the discretionary funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIE, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to our VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIE. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering to capitalize our PRC operations may be negatively affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judges proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have applied to list our ADSs on the Nasdaq Stock Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new solutions and services and expansions by us or our competitors;

•	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•	changes in financial estimates by securities analysts;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

We may face securities class action lawsuits.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the

ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares will be divided into class A ordinary shares and class B ordinary shares immediately prior the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of class A ordinary shares will be entitled to one vote per share, while holders of class B ordinary shares will be entitled to twenty votes per share. We will issue class A ordinary shares represented by our ADSs in this offering. Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof, while class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Immediately prior to the completion of this offering, Ms. Dandan Shan will beneficially own             % of our issued class B ordinary shares. These class B ordinary shares will constitute approximately             % of our total issued and outstanding share capital immediately after the completion of this offering and             % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of class A ordinary shares and ADSs may view as beneficial.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per ADS, and our adjusted net tangible book value per ADS, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise or vesting, as the case may be, of our share incentive awards. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the lock-up period in connection with this offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will adopt a post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Our agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the fleeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third-parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than our memorandum and articles of association and our register of mortgages and charges). Our directors have discretion under our memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil liabilities.”

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq listing standards, which require listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Following this offering, we intend to rely on home country practice to be exempted from the corporate governance requirement that we have a minimum of three members in our audit committee. As a result of this and other home country practices we may follow in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated financial statements in accordance with U.S. GAAP. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets (taking into account the projected cash proceeds from, and our anticipated market capitalization following, this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the road freight transportation industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding maintaining and strengthening our relationships with shippers, carriers, and other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$        , or approximately US$         if the underwriters exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$         per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$         per ADS would increase (decrease) the net proceeds to us from this offering by US$        , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 50% for developing our business with SME Shippers;

•	approximately 30% for research and development; and

•	the balance for general corporate purposes, including working capital and operating expenses.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. If we provide funding to our PRC subsidiaries through loans, the total amount of such loans may not exceed either (i) the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital, or, as an alternative, (ii) such amount as calculated based on certain benchmarks, including capital or net assets and the cross-border financing leverage ratio, as provided by the People’s Bank of China. Such loans must be registered with local counterpart of SAFE within 15 days immediately following the execution of the loan agreement as required by the SAFE regulations. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We estimate that the amount of proceeds from this offering that will be immediately available for investment in operations within the PRC for our intended purposes based upon applicable PRC laws and regulations is approximately US$            .

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion and the re-designation of all of the issued and outstanding preferred shares on a one-for-one basis into class A ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the re-designation of 164,000,000 ordinary shares into 130,250,000 class B ordinary shares held by Miracle Dream Investment Inc. and 33,750,000 class A ordinary shares held by other investors; (ii) the automatic conversion and the re-designation of all of the issued and outstanding preferred shares on a one-for-one basis into class A ordinary shares immediately prior to the completion of this offering; and (iii) the issuance and sale of             class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series Angel convertible redeemable preferred shares (US$0.00005 par value; 40,946,955 shares authorized, 40,000,000 shares issued and outstanding; none issued and outstanding on a pro-forma basis)	87,043	13,285	—	—
Series A convertible redeemable preferred shares (US$0.00005 par value; 47,500,000 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	45,714	6,977	—	—
Series A+ convertible redeemable preferred shares (US$0.00005 par value; 75,000,000 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	77,336	11,804	—	—

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series B convertible redeemable preferred shares (US$0.00005 par value; 137,500,000 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	165,840	25,312	—	—
Series C convertible redeemable preferred shares (US$0.00005 par value; 132,537,879 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	325,377	49,662	—	—
Series C+ convertible redeemable preferred shares (US$0.00005 par value; 58,831,334 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	199,840	30,502	—	—
Series C++ convertible redeemable preferred shares (US$0.00005 par value; 69,094,422 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	378,336	57,745	—	—
Series D convertible redeemable preferred shares (US$0.00005 par value; 161,992,603 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	973,746	148,623	—	—

Total mezzanine equity	2,253,232	343,910	—	—

Shareholders’ (deficit) equity:
Ordinary shares (US$0.00005 par value; 1,276,596,807 shares authorized, 164,000,000 shares issued and outstanding; 756,206,238 Class A ordinary shares and 130,250,000 Class B ordinary shares issued and outstanding on a pro-forma basis)	56	9	293	45
Additional paid-in capital(2)	—	—	2,252,995	343,874
Statutory reserves	12,617	1,926	12,617	1,926
Accumulated other comprehensive loss	(1,658)	(253)	(1,658)	(253)
Accumulated deficit	(1,599,764)	(244,172)	(1,599,764)	(244,172)
Non-controlling interests	(1,996)	(305)	(1,996)	(305)

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total shareholders’ (deficit) equity(2)	(1,590,745)	(242,795)	662,487	101,115

Total mezzanine equity and shareholders’ (deficit) equity(2)	662,487	101,115	662,487	101,115

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit) equity, and total mezzanine equity and shareholders’ (deficit) equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ (deficit)/equity, and total mezzanine equity and shareholders’ (deficit)/equity by US$            million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2021 was a deficit of US$242.5 million, representing a deficit of US$1.48 per ordinary share as of that date and US$             per ADS, or US$             per ordinary share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets less total consolidated liabilities, non-controlling interests and mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after March 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$             , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of March 31, 2021	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total		100.0%		US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

As of the date of this prospectus, there are 95,224,450 outstanding options with an average exercise price of US$0.11 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability,

•	an effective judicial system,

•	a favorable tax system,

•	the absence of foreign exchange control or currency restrictions, and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States.

Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgement is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

CM Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

CM Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We launched our operations in March 2015 through Nanjing ForU Online Electronic Commerce Co., Ltd., or Nanjing ForU, which was incorporated in October 2013. Our holding company, ForU Worldwide Inc., was incorporated in November 2014. Shortly following its incorporation, ForU Worldwide Inc. established a wholly-owned subsidiary in Hong Kong, ForU Worldwide (HK) Limited, or ForU HK. In May 2015, ForU Worldwide (HK) Limited established a wholly-owned subsidiary in China, Beijing ForU Duoduo Information Technology Co., Ltd., or Beijing ForU Duoduo, which we refer to as our WFOE.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, our WFOE entered into a series of contractual arrangements with Nanjing ForU and its shareholders in March 2017, through which we obtained control over Nanjing ForU, or our VIE. As a result, we are regarded as the primary beneficiary of our VIE and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. The contractual arrangements with our VIE were subsequently replaced and superseded by updated agreements as a result of change in our VIE’s shareholders in April 2021.

In September 2017, we established Tianjin Fuxin Finance Leasing Co., Ltd., which was 55% owned by Nanjing ForU and 25% owned by ForU HK, to engage in financial leasing services. In expanding our transportation services, Nanjing ForU established various subsidiaries, including its branches in Huai’an and Yancheng in April 2019 and Jiangsu Shunren Transportation Co., Ltd. in October 2019.

Along with the growth of our business, we launched our smart pricing system in September 2016, achieved nationwide coverage of service in May 2017, launched our smart dispatching system in May 2019, and started to serve SME Shippers in July 2020. In August 2016, the cumulative number of carriers who fulfilled orders reached 100,000, which increased to 500,000 in March 2020.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIE and its subsidiaries, as of the date of this prospectus:

Notes:

(1)

Shareholders of Nanjing ForU and their respective shareholdings in the VIE and relationship with our company are Ms. Dandan Shan (99.6%), our founder, chairperson of the board of directors and chief executive officer, and Mr. Hongxin Wang (0.4%), spouse of Ms. Dandan Shan.

(2)

The remaining 20.0% of the equity interests in Tianjin Fuxin Finance Leasing Co., Ltd. is held by Nanjing Lihe Youfu I Technology Partnership (Limited Partnership), a limited partnership incorporated in the PRC, which is 74.0% owned by Mr. Yifei Ye, our beneficial shareholder, 25.0% owned by Mr. Boyang Wu, our employee, and 1.0% owned by Ms. Dandan Shan.

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Beijing ForU Duoduo, or our WFOE, is one of our PRC subsidiaries and is a foreign-invested enterprise under PRC Laws.

To comply with PRC laws and regulations, we conduct certain of our business in China through Nanjing ForU, our consolidated variable interest entity in the PRC which we refer to as our VIE in this prospectus, and its subsidiaries, based on a series of contractual arrangements by and among our WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat our VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, our VIE and its shareholders.

Agreements that provide us with effective control over our VIE

Shareholders Voting Proxy Agreement.    Pursuant to the shareholders voting proxy agreement dated April 26, 2021 among our WFOE, our VIE, and shareholders of our VIE, the shareholders irrevocably authorized our WFOE or its designee(s) to act on their respective behalf as proxy attorney, to exercise the voting rights of shareholders concerning all the equity interests held by each of them in our VIE, including but not limited to attending shareholder meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights) and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole, proposing to convene shareholder meetings, and exercising all other rights as shareholders under the articles of association of our VIE. The Shareholders Voting Proxy Agreement will remain effective until the entire equity interests in our VIE have been transferred to our WFOE or its designee pursuant to the exclusive option agreement.

Equity Interest Pledge Agreement.    Pursuant to the equity interest pledge agreement dated April 26, 2021 among our WFOE, our VIE, and shareholders of our VIE, the shareholders pledged all of their equity interests of our VIE to our WFOE as security for performance of the obligations of our VIE and its shareholders under the exclusive option agreement, shareholders voting proxy agreement, and exclusive consultation and service agreement. During the term of the equity interest pledge agreement, our WFOE has the right to receive all of our VIE’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, our WFOE, as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. Our VIE and its shareholders undertake that, without the prior written consent of our WFOE, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive option agreement, shareholders voting proxy agreement, and exclusive consultation and service agreement.

Loan Agreement. Pursuant to the loan agreement dated April 22, 2021 between our WFOE and Ms. Dandan Shan, our WFOE agrees to provide Ms. Dandan Shan a loan in the amount of RMB63,821,913 for the purpose of paying for the equity transfer consideration for the acquisition of the equity interests in our VIE and Beijing ForU Online Information Technology Co., Ltd. held by their then shareholders other than Mr. Hongxin Wang and/or herself. All the equity interests held by Ms. Shan in our VIE and Beijing ForU Online Information Technology Co., Ltd., after the acquisition, have been pledged to our WFOE. Ms. Shan is not obligated to repay the loan unless our WFOE (or its designated party) exercises its right to purchase the equity interest in our VIE and Beijing ForU Online Information Technology Co., Ltd. held by Ms. Shan to the extent allowed by PRC laws, regulations and policies, in which case Ms. Shan shall transfer the equity interest she held to our WFOE (or its designated party) and will have fully performed her repayment obligations.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Consultation and Service Agreement.    Pursuant to the exclusive consultation and service agreement dated April 26, 2021 between our WFOE and our VIE, our WFOE has the exclusive right to provide, among other things, computer technology, computer software, economic information consulting, enterprise management, and design services to our VIE. In exchange, our VIE pays service fees to our WFOE in an amount equals to our VIE’s revenues minus any turnover tax, total costs incurred by our VIE, any provisions for statutory reserves and retained earnings, which should be paid on a quarterly basis. The retained earnings should be zero unless our WFOE agrees in writing for any other amount. Without the prior written consent of our WFOE, our VIE cannot accept similar services provided by any third-party. Our WFOE has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement, which remain effective whether or not the agreement is amended or terminated. The exclusive consulting and services agreement has an initial term of 10 years and shall be automatically extended for another 10 years unless confirmed otherwise in writing by our WFOE within three months prior to the expiration date.

Agreements that provide us with the option to purchase the equity interests, assets and business in our VIE

Exclusive Option Agreement.    Pursuant to the exclusive option agreement dated April 26, 2021 among our WFOE, our VIE, and shareholders of our VIE, each of the shareholders of our VIE has irrevocably granted our WFOE an exclusive option to purchase, or designate any third-party to purchase, all or any part of their equity interests, assets and business in our VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at the time of exercise of the options. The shareholders of our VIE shall give all considerations they received within 10 days from the exercise of the options to our WFOE or its designee(s). Our VIE and its shareholders covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in our VIE, or create any pledge or encumbrance on their equity interests in our VIE; (ii) increase or decrease our VIE’s registered capital or change its structure of registered capital; (iii) sell, transfer, mortgage or otherwise dispose of any of our VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations; (iv) enter into any material contract to which our VIE is a party or any other contract that may result in any conflicts with our VIE’s existing materials contacts, or terminate any material contract to which our VIE is a party; (v) carry out any transactions that may substantially affect our VIE’s assets, business operations, shareholding structure, or equity investment in third-party entities; (vi) appointment or replacement of any director, supervisor, or any management who could be appointed or dismissed by shareholders of our VIE; (vii) distribute any dividend; (viii) terminate, liquidate or dissolve our VIE; (ix) amend our VIE’s articles of association; or (x) allow our VIE to incur any borrowings or loans. The agreement will remain effective until the entire equity interests or the entire assets and business in our VIE have been transferred to our WFOE or its designee(s) pursuant to this agreement.

Spousal Consent Letters.    Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIE, the signing spouses unconditionally and irrevocably agreed that the equity interest in our VIE held by and registered in the name of their spouses be disposed of in accordance with the exclusive option agreement, the equity interest pledge agreement and the shareholders voting proxy agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. In addition, the signing spouses agreed not to assert any rights over the equity interest in our VIE held by their spouses. Furthermore, in the event that the signing spouses obtains any equity interest in our VIE held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In the opinion of CM Law Firm, our PRC legal counsel:

•

the ownership structures of our VIE and our WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law,” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 (except the pro forma net loss, share and net loss per share information) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss data for the three months ended March 31, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2021 (except the pro forma net loss, share and net loss per share information), and selected consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive loss data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues:
Transportation services	3,353,516	3,528,970	538,626	661,138	1,179,791	180,071
Other services	37,472	36,952	5,640	10,690	3,563	544

Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615

Costs and expenses:
Cost of revenues	(3,402,415)	(3,458,276)	(527,836)	(657,986)	(1,165,597)	(177,905)
Operations and support	(22,656)	(25,935)	(3,958)	(11,732)	(6,100)	(931)
Sales and marketing	(91,794)	(97,694)	(14,911)	(21,890)	(36,520)	(5,574)
General and administrative	(117,758)	(102,875)	(15,702)	(37,363)	(40,415)	(6,169)
Research and development	(75,502)	(66,533)	(10,155)	(17,758)	(17,091)	(2,609)

Total costs and expenses	(3,710,125)	(3,751,313)	(572,562)	(746,729)	(1,265,723)	(193,188)
Other operating income	111,975	79,473	12,130	32,954	31,297	4,777

Loss from operations	(207,162)	(105,918)	(16,166)	(41,947)	(51,072)	(7,796)
Interest income	16,247	8,259	1,261	3,113	454	69
Interest expenses	(44,773)	(27,326)	(4,171)	(9,472)	(3,950)	(603)
Foreign currency exchange gain (loss)	(3,601)	(1,495)	(228)	(203)	6	1
Other income (loss), net	10,964	13,130	2,004	(603)	448	69

Loss before income tax expense	(228,325)	(113,350)	(17,300)	(49,112)	(54,114)	(8,260)
Income tax expense	(5,565)	(2,427)	(370)	(1,052)	(385)	(59)

Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)

Net loss attributable to ForU Worldwide Inc.’s ordinary shareholders, basic and diluted(1)	(365,129)	(258,386)	(39,436)	(84,316)	(88,741)	(13,545)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted(1)	123,000,000	164,000,000	164,000,000	123,000,000	164,000,000	164,000,000
Net loss per share attributable to ordinary shareholders
—Basic	(2.97)	(1.58)	(0.24)	(0.69)	(0.54)	(0.08)
—Diluted	(2.97)	(1.58)	(0.24)	(0.69)	(0.54)	(0.08)

Pro forma net loss attributable to ForU Worldwide Inc.’s ordinary shareholders, basic and diluted(1)	(233,993)	(114,579)	(17,487)	(49,583)	(53,883)	(8,225)

Pro forma weighted average number of ordinary shares used in computing net loss per share, basic and diluted(1)	845,456,238	886,456,238	886,456,238	845,456,238	886,456,238	886,456,238
Pro forma net loss per share attributable to ordinary shareholders(1)
— Basic	(0.28)	(0.13)	(0.02)	(0.06)	(0.06)	(0.01)
— Diluted	(0.28)	(0.13)	(0.02)	(0.06)	(0.06)	(0.01)

Note:
(1)

See note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation and calculation of historical loss per share, basic and diluted. Pro forma net loss attributable to ForU Worldwide Inc.’s ordinary shareholders, pro forma loss per share, basic and diluted, and pro forma weighted average ordinary shares outstanding, basic and diluted are each presented, after giving effect to the conversion of all of the issued and outstanding preferred shares of the Company into ordinary shares on a one-for-one basis, as if it had occurred at the beginning of the earliest period presented.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	450,153	489,207	74,668	519,179	79,242
Restricted cash	500,562	22,162	3,383	19,714	3,009
Accounts receivable	524,033	544,140	83,052	517,189	78,938
Total current assets	1,920,459	1,495,268	228,222	1,554,003	237,187
Total assets	2,042,543	1,544,477	235,733	1,591,854	242,964
Accounts payable	215,788	266,050	40,607	256,793	39,194
Short-term borrowings	750,992	344,012	52,506	310,989	47,466
Total current liabilities	1,161,286	829,485	126,604	923,404	140,939
Total liabilities	1,238,084	836,278	127,641	929,367	141,849
Total mezzanine equity	2,074,567	2,218,374	338,590	2,253,232	343,910
Total shareholders’ deficit	(1,270,108)	(1,510,175)	(230,498)	(1,590,745)	(242,795)
Total liabilities, mezzanine equity and shareholders’ deficit	2,042,543	1,544,477	235,733	1,591,854	242,964

The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(506,766)	44,045	6,723	81,080	(45,658)	(6,969)
Net cash provided by (used in) investing activities	(17,140)	8,168	1,247	(119,903)	(47,564)	(7,259)
Net cash provided by (used in) financing activities	284,179	(473,554)	(72,278)	(117,100)	119,953	18,309
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,249	(18,005)	(2,748)	9,475	793	119

Net increase (decrease) in cash, cash equivalents and restricted cash	(236,478)	(439,346)	(67,056)	(146,448)	27,524	4,200
Cash, cash equivalents and restricted cash at the beginning of the period	1,187,193	950,715	145,107	950,715	511,369	78,051

Cash, cash equivalents and restricted cash at the end of the period	950,715	511,369	78,051	804,267	538,893	82,251

Non-GAAP Financial Measures

Adjusted net loss and adjusted EBITDA

In evaluating our business, we consider and use adjusted net loss and adjusted EBITDA, each a non-GAAP financial measure, to supplement the review and assessment of our operating performance. We have included these non-GAAP financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

We define adjusted net loss as net loss adjusted for the impact of share-based compensation expenses. We define adjusted EBITDA as net loss adjusted for the impact of (i) interest expense, net, (ii) income tax expense, (iii) share-based compensation expenses, (iv) depreciation of property and equipment, and (v) amortization of intangible assets. The following table sets forth the reconciliation of net loss, the most comparable measure prepared in accordance with U.S. GAAP, to adjusted net loss and adjusted EBITDA, respectively, for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)
Add:
Share-based compensation expenses	62,724	36,027	5,499	13,248	8,000	1,221

Adjusted net loss	(171,166)	(79,750)	(12,171)	(36,916)	(46,499)	(7,098)
Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615
Net loss margin	(6.9% )	(3.2% )	(3.2% )	(7.5% )	(4.6% )	(4.6% )
Adjusted net loss margin	(5.0% )	(2.2% )	(2.2% )	(5.5% )	(3.9% )	(3.9% )

Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)
Add:
Interest expense, net	28,526	19,067	2,910	6,359	3,496	534
Income tax expense	5,565	2,427	370	1,052	385	59
Depreciation of property and equipment	2,520	2,840	433	732	583	89
Amortization of intangible assets	550	577	88	180	85	13

EBITDA	(196,729)	(90,866)	(13,869)	(41,841)	(49,950)	(7,624)
Add:
Share-based compensation expenses	62,724	36,027	5,499	13,248	8,000	1,221

Adjusted EBITDA	(134,005)	(54,839)	(8,370)	(28,593)	(41,950)	(6,403)
Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615
EBITDA margin	(5.8% )	(2.5% )	(2.5% )	(6.2% )	(4.2% )	(4.2% )
Adjusted EBITDA margin	(4.0% )	(1.5% )	(1.5% )	(4.3% )	(3.5% )	(3.5% )

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are the largest technology-driven road freight transportation platform in China in terms of revenue in 2020, according to CIC. We have fully digitalized every single step of freight transportation from end to end, replacing old methods which are disconnected and human-driven. Further, we have made the road freight transportation transactions intelligent by leveraging our superior technology capabilities and deep data insights.

We primarily generate revenues from transportation services we provide to KA and SME Shippers. Our total revenues increased by 5.2% from RMB3.4 billion in 2019 to RMB3.6 billion (US$544.3 million) in 2020 and increased by 76.1% from RMB671.8 million for the three months ended March 31, 2020 to RMB1,183.4 million (US$180.6 million) for the three months ended March 31, 2021. We had a net loss of RMB233.9 million, RMB115.8 million (US$17.7 million) and RMB54.5 million (US$8.3 million) in 2019 and 2020 and for the three months ended March 31, 2021, respectively. Excluding the impact of certain non-cash items, we had an adjusted net loss of RMB171.2 million in 2019, RMB79.8 million (US$12.2 million) in 2020 and RMB46.5 million (US$7.1 million) for the three months ended March 31, 2021, an EBITDA of negative RMB196.7 million in 2019, negative RMB90.9 million (US$13.9 million) in 2020 and negative RMB50.0 million (US$7.6 million) for the three months ended March 31, 2021, and an adjusted EBITDA of negative RMB134.0 million in 2019, negative RMB54.8 million (US$8.4 million) in 2020 and negative RMB42.0 million (US$6.4 million) for the three months ended March 31, 2021. See “—Non-GAAP Financial Measures” for a reconciliation of net loss to adjusted net loss and to adjusted EBITDA.

Factors Affecting Our Results of Operations

We see our topline growth mainly driven by our shipper base and average revenue per shipper. At the same time, our growing carrier base lays the foundation for our future growth. Our profitability is a function of our total revenues, price spread, and operating leverage. Specifically:

Shipper.    We expect our shipper base to continue to grow as more customers adopt our Freight-as-a-Service. For KA Shippers, the growth is mostly dependent on our effort to identify and tap into different industry verticals with strong freight demand and growth potential. We originally started to serve companies in the e-commerce and express delivery industries who generally have stringent requirements on transportation time and reliability, and gradually expanded to companies operating in automobile parts, fast-moving consumer goods, and industrial and home appliances, among others. For SME Shippers, we believe that our shipper base will increase as a result of natural adoption of our convenient freight service and our geographic expansion. As our truck type offering gradually expands beyond our current core products of dry vans, shippers with varying demand for cargo vans and transportation distance are also expected to increase on our platform. In 2020, we served approximately 230 KA Shippers and 3,770 SME Shippers, compared to 120 KA Shippers in 2019. As of March 31, 2021, we had served over 10,000 SME Shippers cumulatively.

Average revenue per shipper.    We strategically focus on deepening our collaboration with a group of KA Shippers. The average revenue we generated from our top 30 KA Shipper customers was largely stable in 2019 and 2020. We strategically reduced our dependence on the largest KA Shipper in 2019 and enlarged the revenue contribution from other shippers in 2020. Excluding this particular KA Shipper, the average revenue of our top 30 KA Shippers (i.e., 29 shippers from the 2nd largest to the 30th largest one) increased by 41.2% from RMB60.9 million in 2019 to RMB86.0 million (US$13.2 million) in 2020 and increased by 99.2% from RMB14.1 milion for the three months ended March 31, 2020 to RMB28.1 milion (US$4.3 million) for the three months ended March 31, 2021. Without this exclusion, the average revenue of our top 30 KA shippers increased by 49.2% from RMB21.6 million for the three months ended March 31, 2020 to RMB32.3 million (US$4.9 million) for the three months ended March 31, 2021. Our KA Shippers have achieved robust growth themselves against the supportive industry backdrop and we believe they increased their orders on our platform because we offer reliable and standardized services that can be integrated directly with their own logistics management systems and competitive pricing. The combined effect of growing our KA Shipper base and average revenue per KA Shipper drives the increase of revenues from KA Shippers.

Carrier.    A growing carrier base is equally important for our growth, as they are the force to transport freight orders on our platform. As more carriers join our platform, we are able to serve more orders to increase our revenues. Many carriers are first attracted to our platform through word-of-mouth referrals and promotions, among other reasons, and they remain on and actively use our platform mostly because of the carrier-friendly payment settlement mechanism, decreased deadhead miles and waiting time, and therefore potentially improved earnings. As of March 31, 2021, approximately 905,500 drivers had registered on our platform and over 580,800 drivers had completed orders on our platform. In 2020, over 112,000 individual drivers completed freight orders. We had 15,200 loyal drivers, defined as drivers who generated freight service income of over RMB50,000 on our platform for a given year, in 2020, an increase from 11,000 in 2018. Loyal drivers transported 69.8% of our shipments by order value in 2020, as compared to 52.9% in 2018.

Price spread.    The price spread between what we charge shippers and what we pay our carriers is driven by our precise pricing and our smart dispatching capabilities, which is proportionately reflected in our gross margin. Gross margin improves as we gain more bargaining power after our business scale grows and we deepen our industrial know-hows and data insights to more precisely set prices on both ends to shippers and carriers. Furthermore, as our smart dispatching capabilities improve and significantly decrease their deadhead miles and waiting time, more carriers are willing to accept lower fee rates, which also improves gross margin. In addition, the gross margin also improves as long-haul orders on our platform increase. On top of these factors that positively drive our gross margin, we may also strategically offer favorable prices on our platform to shippers and/or carriers from time to time to attract them to our platform or to achieve expansion into different geographic areas or customer categories. Our gross margin improved from -0.3% in 2019 to 3.0% in 2020.

Operating leverage.    We benefit from economies of scale by increasing operating leverage. Our total operating expenses, including operations and support, sales and marketing, general and administrative, and research and development expenses, represented 8.2% of our total revenues in 2020, an improvement from 9.1% in 2019. Our total operating expenses represented 8.5% of our total revenues for the three months ended March 31, 2021, an improvement from 13.2% for the three months ended March 31, 2020. We expect our research and development expenses and general and administrative expenses to increase only modestly as our business rapidly expands. Each of our employees on average generated RMB6.0 million (US$0.9 million) of revenues in 2020, compared to RMB4.1 million in 2019.

Impact of COVID-19

The COVID-19 pandemic has severely affected China and the rest of the world. In an effort to control the spread of the COVID-19 pandemic, China and many other countries have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of being infected with COVID-19, encouraging or requiring people to work remotely, and canceling public activities, among others. These ongoing measures adversely affected our operations and financial performance in 2020.

Specifically, the COVID-19 pandemic adversely affected our revenues from transportation services. In light of the challenging macro-economic conditions in China, some of our shippers have reduced their demand for freight transportation due to the decreased orders made in e-commerce and other industries in the first half of 2020. As a result, our transportation services revenues in the first half of 2020 were RMB1,410.7 million, representing a decrease of 1.4% compared to RMB1,431.1 million in the same period of 2019, before bouncing back in the second half of 2020 with the transportation services revenues increasing by 10.2% year-over-year compared to the second half of 2019. Our transportation services revenues in the first quarter of 2021 were RMB1,179.8 million (US$180.1 million), representing an increase of 78.4% compared to RMB661.1 million in the first quarter of 2020.

We took a series of measures in response to the epidemic to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations. We have also provided our carriers with masks, hand sanitizers and other protective equipment after the outbreak, which had increased and may continue to increase our operations and support expenses. In addition, our business operations could be disrupted if any of our employees is suspected of contracting COVID-19, since our employees could be quarantined and/or our offices be shut down for disinfection.

Starting from the fourth quarter of 2020 and extending to the first quarter of 2021, a few new outbreaks of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. The extent to which the COVID-19 pandemic may continue to affect our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. See “Risk Factors—Risk Related to Our Business and Industry—The COVID-19 pandemic may continue to have a material adverse impact on our business, operating results and financial condition.”

Key Components of Results of Operations

Revenues

We primarily generate revenues from transportation services we provide to shippers for freight transportation on our platform. We also generate revenues from other services, such as financial leasing services to carriers on our platform. The following table breaks down our revenues in absolute amounts and as percentages of our total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Transportation services	3,353,516	98.9	3,528,970	538,626	99.0	661,138	98.4	1,179,791	180,071	99.7
—KA Shippers	3,353,516	98.9	3,445,951	525,955	96.6	661,138	98.4	1,060,894	161,924	89.7
—SME Shippers	—	—	83,019	12,671	2.4	—	—	118,897	18,147	10.0
Other services	37,472	1.1	36,952	5,640	1.0	10,690	1.6	3,563	544	0.3

Total revenues	3,390,988	100.0	3,565,922	544,266	100.0	671,828	100.0	1,183,354	180,615	100.0

Transportation services.    Our revenues from transportation services represent the gross amount we charge shippers for transportation services.

Other services.    Our revenues from other services primarily represent revenues from financial leasing services we provide to carriers.

Costs and expenses

Our costs and expenses consist of cost of revenues, operations and support expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses. The following table breaks down our costs and expenses in absolute amounts and as percentages of our total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs and expenses:
Cost of revenues	3,402,415	100.3	3,458,276	527,836	97.0	657,986	97.9	1,165,597	177,905	98.5
Operations and support	22,656	0.7	25,935	3,958	0.7	11,732	1.7	6,100	931	0.5
Sales and marketing	91,794	2.7	97,694	14,911	2.7	21,890	3.3	36,520	5,574	3.1
General and administrative	117,758	3.5	102,875	15,702	2.9	37,363	5.6	40,415	6,169	3.4
Research and development	75,502	2.2	66,533	10,155	1.9	17,758	2.6	17,091	2,609	1.4

Total costs and expenses	3,710,125	109.4	3,751,313	572,562	105.2	746,729	111.1	1,265,723	193,188	106.9

Cost of revenues.    Our cost of revenues primarily consists of (i) the transportation costs we pay the carriers on our platform to complete freight transportation orders, (ii) insurance costs, (iii) cloud services costs, and (iv) others.

Operations and support expenses.    Our operations and support expenses primarily consist of (i) customer service expenses, (ii) payroll and related expenses for employees involved in operations and support functions, (iii) share-based compensation expenses, and (iv) others.

Sales and marketing expenses.    Our sales and marketing expenses primarily consist of (i) payroll and related expenses for employees involved in sales and marketing functions, (ii) share-based compensation expenses, (iii) marketing and promotional expenses, (iv) travel expenses, (v) rental and office expenses, and (vi) others.

General and administrative expenses.    Our general and administrative expenses primarily consist of (i) payroll and related expenses for employees involved in general and administrative functions, (ii) share-based compensation expenses, (iii) professional fees, (iv) rental and office expenses, (v) recruitment expenses, (vi) asset impairment loss, and (vii) others.

Research and development expenses.    Our research and development expenses primarily consist of (i) payroll and related expenses for employees involved in research and development functions, (ii) share-based compensation expenses, (iii) technology and consulting service expenses, and (iv) others.

Non-GAAP Financial Measures

Adjusted net loss and adjusted EBITDA

In evaluating our business, we consider and use adjusted net loss and adjusted EBITDA, each a non-GAAP financial measure, to supplement the review and assessment of our operating performance. We have included these non-GAAP financial measures in this prospectus because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

We define adjusted net loss as net loss adjusted for the impact of share-based compensation expenses. We define adjusted EBITDA as net loss adjusted for the impact of (i) interest expense, net, (ii) income tax expense, (iii) share-based compensation expenses, (iv) depreciation of property and equipment, and (v) amortization of intangible assets. The following table sets forth the reconciliation of net loss, the most comparable measure prepared in accordance with U.S. GAAP, to adjusted net loss and adjusted EBITDA, respectively, for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)
Add:
Share-based compensation expenses	62,724	36,027	5,499	13,248	8,000	1,221

Adjusted net loss	(171,166)	(79,750)	(12,171)	(36,916)	(46,499)	(7,098)
Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615
Net loss margin	(6.9% )	(3.2% )	(3.2% )	(7.5% )	(4.6% )	(4.6% )
Adjusted net loss margin	(5.0% )	(2.2% )	(2.2% )	(5.5% )	(3.9% )	(3.9% )

Net loss	(233,890)	(115,777)	(17,670)	(50,164)	(54,499)	(8,319)
Add:
Interest expense, net	28,526	19,067	2,910	6,359	3,496	534
Income tax expense	5,565	2,427	370	1,052	385	59
Depreciation of property and equipment	2,520	2,840	433	732	583	89
Amortization of intangible assets	550	577	88	180	85	13

EBITDA	(196,729)	(90,866)	(13,869)	(41,841)	(49,950)	(7,624)
Add:
Share-based compensation expenses	62,724	36,027	5,499	13,248	8,000	1,221

Adjusted EBITDA	(134,005)	(54,839)	(8,370)	(28,593)	(41,950)	(6,403)
Total revenues	3,390,988	3,565,922	544,266	671,828	1,183,354	180,615
EBITDA margin	(5.8% )	(2.5% )	(2.5% )	(6.2% )	(4.2% )	(4.2% )
Adjusted EBITDA margin	(4.0% )	(1.5% )	(1.5% )	(4.3% )	(3.5% )	(3.5% )

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not currently impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, our PRC subsidiaries, consolidated variable interest entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years.

Beijing ForU, our WFOE, was certified as a “high and new technology enterprise” and, therefore, enjoyed a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25% for each of 2019, 2020 and the three months ended March 31, 2021. Our remaining PRC entities were subject to enterprise income tax at a rate of 25% in 2019, 2020 and the three months ended March 31, 2021.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If a Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Revenues:
Transportation services	3,353,516	98.9	3,528,970	538,626	99.0	661,138	98.4	1,179,791	180,071	99.7
Other services	37,472	1.1	36,952	5,640	1.0	10,690	1.6	3,563	544	0.3

Total revenues	3,390,988	100.0	3,565,922	544,266	100.0	671,828	100.0	1,183,354	180,615	100.0

Costs and expenses:
Cost of revenues	(3,402,415)	(100.3)	(3,458,276)	(527,836)	(97.0)	(657,986)	(97.9)	(1,165,597)	(177,905)	(98.5)
Operations and support	(22,656)	(0.7)	(25,935)	(3,958)	(0.7)	(11,732)	(1.7)	(6,100)	(931)	(0.5)
Sales and marketing	(91,794)	(2.7)	(97,694)	(14,911)	(2.7)	(21,890)	(3.3)	(36,520)	(5,574)	(3.1)
General and administrative	(117,758)	(3.5)	(102,875)	(15,702)	(2.9)	(37,363)	(5.6)	(40,415)	(6,169)	(3.4)
Research and development	(75,502)	(2.2)	(66,533)	(10,155)	(1.9)	(17,758)	(2.6)	(17,091)	(2,609)	(1.4)

Total costs and expenses	(3,710,125)	(109.4)	(3,751,313)	(572,562)	(105.2)	(746,729)	(111.1)	(1,265,723)	(193,188)	(106.9)
Other operating income	111,975	3.3	79,473	12,130	2.2	32,954	4.9	31,297	4,777	2.6

Loss from operations	(207,162)	(6.1)	(105,918)	(16,166)	(3.0)	(41,947)	(6.2)	(51,072)	(7,796)	(4.3)
Interest income	16,247	0.5	8,259	1,261	0.2	3,113	0.5	454	69	0.0
Interest expenses	(44,773)	(1.3)	(27,326)	(4,171)	(0.8)	(9,472)	(1.4)	(3,950)	(603)	(0.3)
Foreign currency exchange gain (loss)	(3,601)	(0.1)	(1,495)	(228)	(0.0)	(203)	(0.0)	6	1	0.0
Other income (loss), net	10,964	0.3	13,130	2,004	0.4	(603)	(0.1)	448	69	0.0

Loss before income tax expense	(228,325)	(6.7)	(113,350)	(17,300)	(3.2)	(49,112)	(7.2)	(54,114)	(8,260)	(4.6)
Income tax expense	(5,565)	(0.2)	(2,427)	(370)	(0.1)	(1,052)	(0.2)	(385)	(59)	(0.0)

Net loss	(233,890)	(6.9)	(115,777)	(17,670)	(3.3)	(50,164)	(7.4)	(54,499)	(8,319)	(4.6)

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Revenue

Our total revenues increased by 76.1% from RMB671.8 million for the three months ended March 31, 2020 to RMB1,183.4 million (US$180.6 million) for the three months ended March 31, 2021, which was primarily attributable to a 78.4% increase in transportation services revenues as a result of increases in revenues from both KA and SME Shippers.

The increase in revenues from KA Shippers was primarily driven by our continued efforts in deepening our collaborations with existing KA Shippers as well as identifying and approaching new KA Shippers with great growth potential. In addition, we started to serve SME Shippers in July 2020. Our SME business has quickly developed and for the three months ended March 31, 2021, the SME business contributed 10.0% of our total revenues.

Costs and expenses

Our total costs and expenses increased by 69.5% from RMB746.7 million for the three months ended March 31, 2020 to RMB1,265.7 million (US$193.2 million) for the three months ended March 31, 2021, primarily due to the increases in cost of revenues.

Cost of revenues. Our cost of revenues increased by 77.1% from RMB658.0 million for the three months ended March 31, 2020 to RMB1,165.6 million (US$177.9 million) for the three months ended March 31, 2021, which was attributable to an increase in fees paid to carriers, generally in line with the increase in our revenues.

Operations and support expenses. Our operations and support expenses decreased by 48.0% from RMB11.7 million for the three months ended March 31, 2020 to RMB6.1 million (US$0.9 million) for the three months ended March 31, 2021, as we strategically incurred certain operations and support expenses in the first quarter of 2020 in response to the COVID-19 outbreak.

Sales and marketing expenses. Our sales and marketing expenses increased by 66.8% from RMB21.9 million for the three months ended March 31, 2020 to RMB36.5 million (US$5.6 million) for the three months ended March 31, 2021, which was primarily due to a RMB10.3 million (US$1.6 million) increase in marketing and promotional expenses, as we increased our sales and marketing efforts to attract SME Shippers and carriers to our platform.

General and administrative expenses. Our general and administrative expenses remained relatively stable at RMB40.4 million (US$6.2 million) for the three months ended March 31, 2021, compared to RMB37.4 million for the three months ended March 31, 2020.

Research and development expenses. Our research and development expenses remained relatively stable at RMB17.1 million (US$2.6 million) for the three months ended March 31, 2021, compared to RMB17.8 million for the three months ended March 31, 2020.

Other operating income

We recorded other operating income of RMB33.0 million for the three months ended March 31, 2020 and RMB31.3 million (US$4.8 million) for the three months ended March 31, 2021, primarily consisting of tax refunds of RMB32.8 million for the three months ended March 31, 2020 and RMB30.5 million (US$4.7 million) for the three months ended March 31, 2021.

Tax refunds are cash subsidies granted by the PRC local government authorities to incentivize corporate business development, which are in nature government incentives. Tax refund is a nomenclature for this government incentive as it is determined at a certain percentage of the tax amount remitted by us to the tax authorities rather than a direct return out of the tax remittance amount. According to the agreements between the local government authorities and us, such tax refunds are mostly provided by the local government authorities on a monthly basis, and the terms of these agreements range from one to five years. Such amounts are recognized as other operating income upon receipt and when all conditions attached to are fulfilled.

Interest expenses

Our interest expenses, after deducting interest income, decreased from RMB6.4 million for the three months ended March 31, 2020 to RMB3.5 million (US$0.5 million) for the three months ended March 31, 2021, primarily due to our reduced reliance on external financing for the working capital needs as we improved our gross margin and generated a positive operating cash flow in 2020.

Net loss

Primarily as a result of the foregoing, we recorded a net loss of RMB54.5 million (US$8.3 million) for the three months ended March 31, 2021, compared to RMB50.2 million for the three months ended March 31, 2020. Excluding the impact of certain non-cash items, we had an adjusted net loss of RMB46.5 million (US$7.1 million) for the three months ended March 31, 2021, compared to RMB36.9 million for the three months ended March 31, 2020, an EBITDA of negative RMB50.0 million (US$7.6 million) for the three months ended March 31, 2021, compared to negative RMB41.8 million for the three months ended March 31, 2020, and an adjusted EBITDA of negative RMB42.0 million (US$6.4 million) for the three months ended March 31, 2021, compared to negative RMB28.6 million for the three months ended March 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our total revenues increased by 5.2% from RMB3.4 billion in 2019 to RMB3.6 billion (US$544.3 million) in 2020, which was primarily due to the 5.2% increase in revenues from transportation services.

The increase in revenues from KA Shippers was primarily driven by revenues generated from certain new KA customers, as we continued to identify and approach new KA Shippers with great growth potential. In addition, we also started to serve SME Shippers in July 2020, which contributed to 2.4% of our total revenues in 2020. The COVID-19 pandemic adversely affected our revenues from transportation services. See “—Impact of COVID-19.”

Costs and expenses

Our total costs and expenses increased by 1.1% from RMB3,710.1 million in 2019 to RMB3,751.3 million (US$572.6 million) in 2020, which was primarily due to the increases in cost of revenues.

Cost of revenues.    Our cost of revenues increased by 1.6% from RMB3,402.4 million in 2019 to RMB3,458.3 million (US$527.8 million) in 2020, which was attributable to an increase in fees paid to carriers, generally in line with the increase in our revenues.

Operations and support expenses.    Our operations and support expenses remained relatively stable at RMB25.9 million (US$4.0 million) in 2020, compared to RMB22.7 million in 2019.

Sales and marketing expenses.    Our sales and marketing expenses increased by 6.4% from RMB91.8 million in 2019 to RMB97.7 million (US$14.9 million) in 2020, which was primarily due to a RMB5.1 million (US$0.8 million) increase in marketing and promotional expenses, as we increased sales and marketing efforts to attract SME Shippers and carriers to our platform.

General and administrative expenses.    Our general and administrative expenses decreased by 12.6% from RMB117.8 million in 2019 to RMB102.9 million (US$15.7 million) in 2020, which was primarily due to a RMB11.1 million (US$1.7 million) decrease in share-based compensation expenses, and a RMB6.2 million (US$0.9 million) decrease in travel expenses due to reduced travels during the COVID-19 outbreak.

Research and development expenses.    Our research and development expenses decreased by 11.9% from RMB75.5 million in 2019 to RMB66.5 million (US$10.2 million) in 2020, which was primarily due to a RMB14.1 million (US$2.2 million) decrease in share-based compensation expenses.

Other operating income

Our other operating income decreased by 29.0% from RMB112.0 million in 2019 to RMB79.5 million (US$12.1 million) in 2020. Of those amounts, tax refunds were RMB110.9 million in 2019 and RMB77.0 million (US$11.8 million) in 2020.

Tax refunds are cash subsidies granted by the PRC local government authorities to incentivize corporate business development, which are in nature government incentives. Tax refund is a nomenclature for this government incentive as it is determined at a certain percentage of the tax amount remitted by us to the tax authorities rather than a direct return out of the tax remittance amount. According to the agreements between the local government authorities and us, such tax refunds are mostly provided by the local government authorities on a monthly basis, and the terms of these agreements range from one to five years. Such amounts are recognized as other operating income upon receipt and when all conditions attached to are fulfilled.

Interest expenses

Our interest expenses, after deducting interest income, decreased from RMB28.5 million in 2019 to RMB19.1 million (US$2.9 million) in 2020, primarily due to a decrease in borrowings. Our reliance on external financing for the working capital needs decreased as we improved our gross margin and generated a positive operating cash flow in 2020.

Net loss

Primarily as a result of the foregoing, we recorded a net loss of RMB115.8 million (US$17.7 million) in 2020, compared to RMB233.9 million in 2019. Excluding the impact of certain non-cash items, we had an adjusted net loss of RMB79.8 million (US$12.2 million) in 2020, compared to RMB171.2 million in 2019, an EBITDA of negative RMB90.9 million (US$13.9 million) in 2020, compared to negative RMB196.7 million in 2019, and an adjusted EBITDA of negative RMB54.8 million (US$8.4 million) in 2020, compared to negative RMB134.0 million in 2019.

Selected Quarterly Results of Operations

The following table sets forth our selected unaudited consolidated statements of operations data for each of the eight quarters from April 1, 2019 to March 31, 2021. The selected unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited annual consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our historical results of operations are not necessarily indicative of results of operations expected for future periods. The following selected unaudited quarterly financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Revenues:
Transportation services	752,138	819,452	1,103,006	661,138	749,611	904,497	1,213,724	1,179,791
Other services	11,678	12,031	12,115	10,690	8,917	8,248	9,097	3,563

Total revenues	763,816	831,483	1,115,121	671,828	758,528	912,745	1,222,821	1,183,354

Costs and expenses:
Cost of revenues	(749,076)	(826,055)	(1,147,945)	(657,986)	(715,887)	(889,865)	(1,194,538)	(1,165,597)
Operations and support	(4,733)	(6,739)	(8,748)	(11,732)	(4,601)	(3,216)	(6,386)	(6,100)
Sales and marketing	(23,399)	(21,542)	(23,975)	(21,890)	(23,852)	(22,184)	(29,768)	(36,520)
General and administrative	(22,382)	(29,982)	(34,470)	(37,363)	(24,197)	(17,204)	(24,111)	(40,415)
Research and development	(12,582)	(14,785)	(20,668)	(17,758)	(15,273)	(16,991)	(16,511)	(17,091)

Total costs and expenses	(812,172)	(899,103)	(1,235,806)	(746,729)	(783,810)	(949,460)	(1,271,314)	(1,265,723)
Other operating income	65,372	4,990	22,615	32,954	21,256	11,717	13,546	31,297

Income (Loss) from operations	17,016	(62,630)	(98,070)	(41,947)	(4,026)	(24,998)	(34,947)	(51,072)
Interest income	4,465	5,677	2,009	3,113	3,262	1,719	165	454
Interest expenses	(8,743)	(10,900)	(11,093)	(9,472)	(7,639)	(5,227)	(4,988)	(3,950)
Foreign currency exchange gain (loss)	(162)	559	(1,871)	(203)	(3)	109	(1,398)	6
Other income, net	3,131	2,875	3,178	(603)	519	2,793	10,421	448

Income (Loss) before income tax expenses	15,707	(64,419)	(105,847)	(49,112)	(7,887)	(25,604)	(30,747)	(54,114)
Income tax benefit (expense)	383	(1,570)	(2,580)	(1,052)	(169)	(548)	(658)	(385)

Net income (loss)	16,090	(65,989)	(108,427)	(50,164)	(8,056)	(26,152)	(31,405)	(54,499)

Add:
Share-based compensation expenses	10,819	12,178	13,398	13,248	13,166	4,543	5,070	8,000

Adjusted net income (loss)(1)	26,909	(53,811)	(95,029)	(36,916)	5,110	(21,609)	(26,335)	(46,499)

Note:
(1)

We define adjusted net income (loss) as net income (loss) adjusted for the impact of share-based compensation expenses. Adjusted net income (loss) is not a measure required by, or presented in accordance with, U.S. GAAP. The use of the non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For further details, see “—Non-GAAP Financial Measures.”

Our results of operations are subject to seasonal fluctuations common to the road freight transportation market in China. Truckload volumes for the second half of a year are typically higher when major online retail and e-commerce platforms hold special promotional campaigns, such as the November 11 and December 12 promotions, while the volumes during the Chinese New Year holiday season in the first quarter are generally lower. As a result, our transportation services revenues are generally higher in the fourth quarter, which also impacted our quarterly net income (loss). Due to our limited operating history and strong growth potential, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. The COVID-19 pandemic also had a negative impact on our transportation services revenues in the first and second quarters of 2020. See “—Impact of COVID-19.”

Liquidity and Capital Resources

Cash flows and working capital

We had net cash provided by operating activities of RMB44.0 million (US$6.7 million) in 2020 and net cash used in operating activities of RMB506.8 million in 2019. We had net cash used in operating activities of RMB45.7 million (US$7.0 million) for the three months ended March 31, 2021. Our primary sources of liquidity have been proceeds from historical preferred shares issuance and, in 2020, cash provided by operating activities. As of March 31, 2021, we had RMB519.2 million (US$79.2 million) in cash and cash equivalents and RMB19.7 million (US$3.0 million) in restricted cash, of which 63.3% were held in Renminbi and the remainder was mainly held in U.S. dollars.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for the next 12 months.

Our accounts receivable was RMB524.0 million, RMB544.1 million (US$83.1 million) and RMB517.2 million (US$78.9 million) as of December 31, 2019 and 2020 and March 31, 2021, respectively. Our accounts receivable primarily consists of the fees receivable from our KA Shippers related to our transportation services. Our amounts due from related parties, which primarily consists of the fee receivable from one of our major KA Shippers, also increased from RMB183.7 million as of December 31, 2019 to RMB264.1 million (US$40.3 million) as of December 31, 2020 and further to RMB286.9 million (US$43.8 million) as of March 31, 2021. The increases in accounts receivable and amounts due from related parties was due to the growth of our business scale and our deepened relationships with our KA Shippers. We typically enter into agreements with our KA Shippers on collection periods ranging from 30 to 90 days. SME Shippers pay us before our service starts hence there were no accounts receivables from SME Shippers. Our accounts receivable turnover days increased from 62 days in 2019 to 69 days in 2020, as the percentage of our revenues from shippers with longer collection period increased in the period, and decreased to 52 days for the three months ended March 31, 2021 in connection with the growth of revenues from our SME Shippers with upfront payment arrangements and the faster collection of accounts receivable from our KA Shippers. We believe our decision to extend credit terms to our trusted KA Shipper customers is reasonable and benefits our business growth as our KA Shipper customers are generally large enterprises with strong balance sheet and high credit quality. The credit loss rate of our accounts receivable has remained low historically, with 0.1% in 2019, 0.2% in 2020.

Our accounts payable was RMB215.8 million, RMB266.1 million (US$40.6 million) and RMB256.8 million (US$39.2 million) as of December 31, 2019 and 2020 and March 31, 2021, respectively. Our accounts payable primarily consist of the amount payable to our carriers related to our transportation services. We generally pay individual drivers managed by fleets on the 28th day in the next month after the completion of their services. The increase in accounts payable from 2019 to 2020 was due to the growth of our business scale.

Although we consolidate the results of our variable interest entities, we only have access to the assets or earnings of our variable interest entities through our contractual arrangements with our them and their shareholders. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

All of our operating revenue have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries and our variable interest entities. We expect to invest substantially all of the proceeds from this offering into our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our variable interest entities. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(506,766)	44,045	6,723	81,080	(45,658)	(6,969)
Net cash provided by (used in) investing activities	(17,140)	8,168	1,247	(119,903)	(47,564)	(7,259)
Net cash provided by (used in) financing activities	284,179	(473,554)	(72,278)	(117,100)	119,953	18,309
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,249	(18,005)	(2,748)	9,475	793	119

Net increase (decrease) in cash, cash equivalents and restricted cash	(236,478)	(439,346)	(67,056)	(146,448)	27,524	4,200
Cash, cash equivalents and restricted cash at the beginning of the period	1,187,193	950,715	145,107	950,715	511,369	78,051

Cash, cash equivalents and restricted cash at the end of the period	950,715	511,369	78,051	804,267	538,893	82,251

Operating activities

Net cash used in operating activities for the three months ended March 31, 2021 was RMB45.7 million (US$7.0 million). The difference between the net loss of RMB54.5 million (US$8.3 million) and operating cash outflow of RMB45.7 million (US$7.0 million) was the result of adding back non-cash expenses items such as credit provision and impairment charges of RMB18.9 million (US$2.9 million) and share-based compensation expenses of RMB8.0 million (US$1.2 million), partially offset by RMB18.9 million (US$2.9 million) additional cash used due to changes in operating assets and liabilities.

The changes in operating assets and liabilities mainly include (i) RMB23.5 million (US$3.6 million) increase in amounts due from related parties and (ii) RMB16.2 million (RMB2.5 million) decrease in other liabilities, partially off set by RMB25.6 million (US$3.9 million) decrease in financing receivables. The decrease in financing receivables was because we continue to collect payments from our financial leasing services. The increase in amounts due from related parties was due to our increased transportation services revenues.

Net cash provided by operating activities in 2020 was RMB44.0 million (US$6.7 million). The difference between the net loss of RMB115.8 million (US$17.7 million) and operating cash inflow of RMB44.0 million (US$6.7 million) was the result of adding back non-cash expenses items such as share-based compensation expenses of RMB36.0 million (US$5.5 million) and adding back another RMB111.7 million released from changes in operating assets and liabilities.

The changes in operating assets and liabilities mainly include (i) RMB76.5 million decrease in financing receivables, (ii) RMB63.5 million decrease in prepayments and other assets, and

(iii) RMB50.3 million increase in accounts payable, partially offset by RMB80.0 million increase in amounts due from related parties. The decrease in financing receivables was because we continue to collect payments from our financial leasing services. The increase in amounts due from related parties was due to our increased transportation services revenues.

Net cash used in operating activities in 2019 was RMB506.8 million. The difference between the net loss of RMB233.9 million and negative operating cash flow of RMB506.8 million was the result of RMB346.6 million additional cash used due to changes in operating assets and liabilities, partially offset by adding back non-cash expenses items such as share-based compensation expenses of RMB62.7 million.

The changes in operating assets and liabilities mainly include (i) RMB205.2 million increase in contract assets and accounts receivable, (ii) RMB66.7 million decrease in accounts payable, (iii) RMB53.3 million increase in financing receivables, and (iv) RMB46.3 million increase in amounts due from related parties, partially offset by RMB28.2 million increase in salary and welfare payable.

Investing activities

Net cash used in investing activities for the three months ended March 31, 2021 was RMB47.6 million (US$7.3 million), consisting primarily of RMB46.3 million (US$7.1 million) purchases of short-term investments net of the total maturities.

Net cash provided by investing activities in 2020 was RMB8.2 million (US$1.2 million), consisting primarily of RMB11.3 million (US$1.7 million) of maturities of short-term investments net of the total purchases.

Net cash used in investing activities in 2019 was RMB17.1 million, consisting primarily of RMB14.9 million of purchases of short-term investments net of total maturities.

Financing activities

Net cash provided by financing activities for the three months ended March 31, 2021 was RMB120.0 million (US$18.3 million), consisting primarily of RMB157.7 million (US$24.1 million) of advance payment from investors of Series E preferred shares and RMB152.3 million (US$23.2 million) of proceeds from short-term borrowings, partially offset by RMB185.3 million (US$28.3 million) of repayments of short-term borrowings.

Net cash used in financing activities in 2020 was RMB473.6 million (US$72.3 million), consisting primarily of RMB1,164.4 million (US$177.7 million) of repayments of short-term borrowings, partially offset by RMB755.3 million (US$115.3 million) of proceeds from short-term borrowings. We repaid a significant amount of short-term borrowings in 2020 as we had an improved gross margin and a positive operating cash flow, reducing our need for short-term borrowings.

Net cash provided by financing activities in 2019 was RMB284.2 million, consisting primarily of RMB986.0 million of proceeds from short-term borrowings and RMB337.2 million of proceeds from issuance of preferred shares, partially offset by RMB1,083.7 million of repayments of short-term borrowings.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Basis of consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our variable interest entities and their subsidiaries for which we are the ultimate primary beneficiary.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated variable interest entity is an entity in which we have, or our subsidiary has, through contractual arrangements, the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.

All transactions and balances between us, our subsidiaries, our consolidated variable interest entities and subsidiaries of the variable interest entities have been eliminated upon consolidation. The results of subsidiaries and variable interest entities acquired or disposed of during the year are recorded in the consolidated statements of comprehensive loss from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers, for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax, or VAT.

Transportation services

We provide transportation services to shippers. Revenue from transportation services represents the gross amount charged to shippers for these services. Cost incurred with contracted carriers for freight transportation are recorded in cost of revenues.

Our primary performance obligation under the contracts with shippers is to transport the customers’ freights. We have responsibility for transportation of the freight from origin to destination, once a shipment request is effective according to the contracts with shippers. The transaction price for each shipment request is generally fixed and readily determinable at inception. We consider the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

We contract with carriers separately to deliver the transportation services. Contracted carriers include fleets and individual drivers. Judgment is required in determining whether we are the principal or agent in transactions with shippers. We are at our own discretion for acceptance of shipment requests, selection of appropriate carriers to deliver the services through our ordering and dispatching mechanism of the platform. We also oversee the transportation process during the transit period. Therefore, we effectively control the service before it is transferred to the shipper. We are primarily responsible for fulfilling the contract with the shipper, and are legally liable for loss or damage to customers’ goods in transit period. We also have pricing discretion and negotiates separately the price(s) charged to shippers and amounts paid to carriers. Accordingly, we are the principal in these transactions.

We recognize revenue over time as the performance obligation is satisficed over time, which generally represents the transit period of each shipment request. Our customers receive the benefit of the services as the freight is transported from one location to another. Our performance obligation is complete when the customers’ freight reaches its intended destination. We use the time-in-transit to measure the progress towards completion based on the percentage of time past to the total estimated transit period at completion of the performance obligation. In estimating the progress toward completion for shipment requests partially completed as of the reporting date, we are usually able to use the data of actual transit periods, which is available in the first few days following the reporting date, as the transit period generally range from several hours to a couple of days.

Contract assets represent unbilled amounts resulting from shipments in transit for KA Shippers, as we typically have an unconditional right to payment only when a KA Shipper confirms the delivery of freight. Contract liabilities represent consideration collected prior to satisfying the performance obligations, which typically includes advance payments from SME Shippers. Contract assets and liabilities are generally classified as current based on the short-term nature of the transactions.

Other revenues

We generate revenues from other services primarily from providing financing service to carriers through lease arrangements and fuel services.

We enter into lease arrangements for the purpose of generating revenue by providing financing, thus the selling profit or loss for sales-type lease is presented on a net basis. Interest income from financing service is recognized using the interest method to produce a constant yield over the life of the lease term. Fuel service is recognized when service is provided and presented on a net basis.

Share-based compensation

Restricted shares

In connection with our issuance of Series C preferred shares on March 15, 2017, all the 164,000,000 ordinary shares held by Ms. Dandan Shan and Mr. Yifei Ye became restricted pursuant to the arrangement with our other investors, 25% of the restricted shares were vested on May 16, 2017 and the remaining 75% of the restricted shares would be vested annually in equal instalments over the next three years provided the Ms. Dandan Shan and Mr. Yifei Ye retain employment relationship with us, subject to acceleration under certain circumstances including a successful initial public offering. Such restriction is deemed as a compensatory arrangement for services to be provided by the individuals, and therefore accounted for as a share-based compensation arrangement.

On July 18, 2018, in connection with our issuance of Series C++ preferred shares, we repurchased 14,547,384 ordinary shares held by Mr.Yifei Ye at a consideration of US$9.0 million (RMB60.2 million). Pursuant to the arrangement, 2,247,384 shares have been accelerate vested on July 18, 2018 with the rest unvested shares follow the original vesting schedule. Share-based compensation expenses amounting to RMB1.2 million was recognized accordingly to the accelerate vesting schedule.

Share options

We grant share options to our employees and directors with service conditions, and account for these share-based awards in accordance with ASC 718 “Compensation—Stock Compensation.”

Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required, or (b) using a straight-line method over the requisite service period, which is the vesting period.

Share options that were granted contained a service condition. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

We use the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

In accordance with ASU 2016-09, we have chosen to account for forfeitures when they occur.

The fair value of each option granted by us was estimated with the assumptions (or ranges thereof) in the following table:

	Year ended December 31,			Three months ended March 31,
	2018	2019	2020	2021
Exercise price (US$)	0.03–0.15	0.14	0.14	0.14
Fair value of ordinary shares (US$)	0.30–0.34	0.44–0.63	0.68–0.78	0.80–0.91
Expected volatility	46%–49%	40%–44%	41%–45%	43%–44%
Excepted term (in years)	10	10	10	10
Expected dividend yield	—	—	—	—
Risk-free interest rate	2.78%-2.81%	1.62%-2.56%	0.46%-0.63%	0.93%–1.71%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bonds as of the option valuation date. The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term. Expected term is the contract life of the options. We have never declared or paid any cash dividends on our capital stock, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

The fair values of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including but not limited to the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	the prices of the recent redeemable convertible preferred shares issued by us to investors in arm’s-length transactions;

•	the preferences held by our redeemable convertible preferred shares classes relative to those of our ordinary shares;

•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

The following table sets forth the fair value of our ordinary shares, estimated at different times with the assistance from an independent valuation firm.

Date	Share options granted	Fair Value per ordinary share		Discount Rate	DLOM
June 5, 2018	52,532,151	US$	0.30	22.0%	20%
August 31, 2018	1,680,000	US$	0.34	21.0%	20%
January 1, 2019	570,000	US$	0.44	21.0%	15%
March 31, 2019	300,000	US$	0.46	21.0%	15%
June 30, 2019	14,370,000	US$	0.50	20.5%	15%
September 30, 2019	4,470,699	US$	0.58	20.0%	10%
December 31, 2019	2,900,000	US$	0.63	20.0%	10%
March 31, 2020	1,070,000	US$	0.68	20.0%	10%
June 30, 2020	100,000	US$	0.73	20.0%	10%
September 30, 2020	3,832,814	US$	0.78	20.0%	10%
January 1, 2021	13,221,989	US$	0.80	20.0%	10%
March 15, 2021	2,500,000	US$	0.91	19.0%	10%
April 1, 2021	2,510,000	US$	0.91	19.0%	10%

The increase in the fair value of our ordinary shares from US$0.30 per share as of June 5, 2018 to US$0.44 per share as of January 1, 2019 was primarily attributable to the following factors:

•	The successful completion of our Series C++ preferred shares financing at US$0.66 per share in August 2018 to certain investors, which provided additional capital for our business expansion;

•	Growth of our business, with our revenues continuing to grow during this period;

•	Due to the continuous growth of our business, the discount rate decreased from 22.0% as of June 5, 2018 to 21.0% as of January 1, 2019; and

•	We adjusted our financial forecasts to reflect the anticipated higher revenue growth rate.

The increase in the fair value of our ordinary shares from US$0.44 per share as of January 1, 2019 to US$0.63 per share as of December 31, 2019 was primarily attributable to the following factors:

•	The successful completion of our Series D preferred shares financing at US$0.74 per share in February 2019, which provided additional capital for our business expansion;

•	Growth of our business, with our revenues continuing to grow during this period;

•	As the continuous growth of our business, the discount rate decreased from 21.0% as of January 1, 2019 to 20% as of December 31, 2019;

•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of discount rate from 21% as of January 1, 2019 to 20% as of December 31, 2019; and

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and better financial performance in the future due to those developments.

The increase in the fair value of our ordinary shares from US$0.63 per share as of December 31, 2019 to US$0.80 per share as of January 1, 2021 was primarily attributable to the following factors:

•	Growth of our business, with our revenues continuing to grow during this period; and

•	We adjusted our financial forecast to reflect the anticipated higher revenue growth rate and better financial performance in the future due to those developments.

The increase in the fair value of our ordinary shares from US$0.80 per share as of January 1, 2021 to US$0.91 per share as of April 1, 2021 was primarily attributable to the following factors:

•	Growth of our business, with our revenues continuing to grow during this period;

•

As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of discount rate from 20% as of January 1, 2021 to 19% as of April 1, 2021; and

•	As we approach the completion of our initial public offering, we increased our estimated probability of a successful initial public offering from 60% as of January 1, 2021 to 80% as of April 1, 2021.

In determining the fair value of our business entity value, we applied the income approach/discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. Application of these approaches involves the use of estimates, judgment and assumption that are highly complex and subjective. Change in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares. Following this offering, it will not be necessary to determine the fair value of our ordinary shares using above estimation method, as our ordinary shares will be traded in the public market.

Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

We apply the assets and liabilities method of income taxes in accordance of ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, we consider all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the “more likely than not” recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. We classify interest and penalties related to income tax matters, if any, as income tax expense.

We did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2021. We did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2021.

Capital Expenditures

We made capital expenditures of RMB2.3 million and RMB0.6 million (US$0.1 million) in 2019 and 2020, respectively. Capital expenditures primarily represent cash paid for purchase of property, plant and equipment and intangible assets.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in RMB thousands)
Operating lease and other commitments	16,391	10,198	6,193	—	—

As of March 31, 2021, we have RMB2.5 million capital commitment to a joint venture.

Except for those disclosed above, we did not have any significant purchase of services or other commitments, long-term obligations, or guarantees as of March 31, 2021.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

ForU Worldwide Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and variable interest entities. As a result, the ability of ForU Worldwide Inc. to pay dividends depends upon dividends paid by our PRC subsidiaries.

If our current or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiaries and our variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of March 31, 2021, as our WFOE, almost all of our other PRC subsidiaries, our variable interest entities, and the subsidiaries of our variable interest entities are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for the years ended December 2019 and 2020 were increases of 4.5% and 0.2%, respectively. We may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$                 million from this offering assuming the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the offering price of US$                per ADS, the midpoint of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of U.S. dollars against Renminbi, from the exchange rate of RMB6.5518 for US$1.00 as of March 31, 2021 to a rate of RMB7.2070 to US$1.00, would result in an increase of RMB                 million in our net proceeds from this offering. Conversely, a 10% depreciation of U.S. dollars against Renminbi, from the exchange rate of RMB6.5518 for US$1.00 as of March 31, 2021 to a rate of RMB5.8966 to US$1.00 would result in a decrease of RMB                million in our net proceeds from this offering.

Concentration of credit risk

The percentages of our total revenues of those shippers accounting for 10% or more of total revenues for the periods indicated are as follows:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2019	2020	2020	2021
Customer A	44.4%	20.8%	35.8%	13.1%
Customer B	17.3%	22.2%	24.6%	23.0%
Customer C	11.3%	12.8%	14.2%	*

Total	73.0%	55.8%	74.6%	36.1%

Note:

*	The percentage was below 10% for the period and was not included in total.

The percentages of our total accounts receivable (including which is presented as amounts due from related parties) of those shippers accounting for 10% or more of our accounts receivable (including which is presented as amounts due from related parties) as of December 31, 2019 and 2020 and March 31, 2021 are as follows:

	As of December 31,		As of March 31,
	2019	2020	2021
Customer A	25.6%	*	*
Customer B	25.4%	31.3%	34.0%
Customer D	*	10.9%	*
Customer E	*	10.1%	13.0%

Total	51.0%	52.3%	47.0%

Note:
*	The percentage was below 10% for the period and was not included in total.

Our major shippers are mostly national e-commerce and express delivery companies with strong balance sheet and high credit quality. In addition, the decision of these national e-commerce and express delivery companies to purchase external freight service is normally made by each local subsidiary and branch office on the basis of each order, we therefore see the revenue concentration risk less than the numbers above indicate when combining the results of all subsidiaries and branches together. We perform ongoing credit evaluations of our customers. Generally, we do not require collateral on accounts receivable.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient resources regarding financial reporting and accounting personnel with appropriate knowledge and experience, in particular, (i) to establish and implement formal period-end financial reporting policies and procedures and (ii) to address complex U.S. GAAP technical accounting issues and to prepare and review the Group’s consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weaknesses that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements since 2019. We intend to hire additional resources with appropriate knowledge and experience to strengthen the financial reporting function. We will continue to improve our reporting process including establishing comprehensive accounting policies and procedures, which require a timely booking of regular period-end closing adjustments and review of accounting treatment and disclosures, particularly for those complex issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See ‘‘Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated April 16 and a survey conducted in January and February 2021, each commissioned by us and prepared by China Insights Industry Consultancy Limited, an independent research firm, to provide information regarding our industry and our market position in China. We refer to the report as “CIC Report” and the survey as “CIC Survey.”

Overview of China’s Logistics Industry and Road Freight Transportation Market

According to CIC, China’s logistics market is the largest in the world in terms of total logistics spending, which amounted to RMB14.9 trillion in 2020, driven by steady economic growth, continued infrastructure spending and increased domestic consumption. Within China’s logistics industry, transportation is the largest component at RMB7.8 trillion in 2020, representing over 50% of total logistics spending.

The transportation industry can be divided into road, rail, water, air and pipeline transportations, with road freight transportation being the largest segment, contributing to about 80% of the total transportation spending in China. Road freight transportation offers the highest degree of flexibility in terms of scheduling and route planning compared to other means of transportation, playing a crucial role in connecting various regions across the country. According to the CIC Report, China’s road freight transportation market is the largest in the world in terms of spending, which amounted to RMB6.2 trillion in 2020. In the foreseeable future, road freight transportation market is expected to continue to play an integral role within China’s transportation industry with its size expected to increase from RMB6.2 trillion in 2020 to reach RMB8.2 trillion in 2025.

Source: CIC

The road freight transportation market can be further divided by freight weight into full truckload, or “FTL,” less than truckload, or “LTL,” and express delivery. The transport of freight that does not require the entire space of a truck is known as LTL shipping, whereas FTL shipments take up the space or weight limit of an entire truck.

Source: CIC

Overview of China’s Full Truckload Market

According to CIC, the FTL market is the largest segment in the road freight transportation market, accounting for approximately 60% of the road freight transportation market in 2020. The FTL market is expected to grow from RMB3.8 trillion in 2020 to RMB4.5 trillion in 2025, representing a CAGR of 3.8%.

Source: CIC

Since FTL can transport goods from the point of origin directly to the final destination without the need to consolidate shipments from shippers, it is mainly used by shippers such as express companies, LTL shippers, third-party logistics companies, manufacturers, and trading companies. LTL companies and third-party logistics companies may also use FTL services after aggregating shipments from small and medium enterprises.

The demand for third-party road freight transportation services has been strong. Even for shippers with large and stable freight needs, building large in-house fleets or hiring carriers on a fixed schedule is often not ideal due to high fixed costs and fluctuating market demand. Instead, they seek spot trucking capacity through technology-driven road freight transportation platforms, acquaintances, third-party logistics companies, and brokers, resulting in a large number of spot orders. According to the CIC Report, only approximately 20% of FTL shipments were transported by drivers who worked on fixed schedules, while the remaining 80% were transported by drivers in the spot market in 2020. The ratio for spot shipment is expected to rise to 85% in 2025, mainly due to an increased level of real-time inventory management and more frequent and flexible shipments. Also, the strong growth in China’s e-commerce industry has led to new challenges such as high shipment volumes during holidays and major promotions, which have further increased the need for spot shipments.

In addition to their industry background, shippers can also be divided into large enterprise shippers and small-and-medium enterprise shippers based on their spending on freights services. Express delivery companies, third-party logistics companies with nationwide coverage, and large manufacturing companies are typical examples of large enterprise shippers with high standards for timeliness and transportation quality. They usually have in-house logistics departments to handle large transportation demands. Small-and-medium enterprise shippers, on the other hand, mainly consist of small-and-medium manufacturing companies and third-party logistics companies that collect shipments from various companies. Small-and-medium enterprise shippers encompass a wide range of industries and have very different transportation needs due to varied shipment types, geographic locations, and ability and willingness to pay. While these shippers are small in scale, they represent approximately 70% of the total FTL demand in 2020, according to the CIC Report.

Both large enterprise shippers and small-and-medium enterprise shippers are affected by e-commerce development in recent years in that their FTL shipments have become more scattered in terms of frequency and delivery location. According to the CIC Survey, more than 70% of shippers believed that their shipping destinations have become more scattered and about 75% of shippers thought that the order volume fluctuated significantly over the course of the year. As freight demand becomes more frequent and complex, shipment value has also increased steadily. As a result, the demand for quality and flexible FTL solutions has grown significantly.

Trends and Drivers in China’s FTL Market

China’s FTL market is expected to continue to grow, driven by China’s overall economic growth, continued road infrastructure spending, and favorable government policies, among other things. In particular, the market will be characterized by the following major trends and opportunities:

•

Strong and resilient economic growth.    FTL market is driven by strong demand from primary (raw materials) and secondary (manufacturing) sectors that require transportation of raw materials, semi-finished products and finished products from suppliers to manufacturers, distributors, retailers and then end customers. In 2020, the primary and secondary sectors accounted for 45.5% of China’s GDP, compared to approximately only 19% in US. With China being one of the few economies with a positive GDP growth in 2020, China’s primary and secondary sectors have demonstrated strong resilience and are expected to continue to grow steadily, creating further demand for FTL transportation.

•

Continued growth in e-commerce.    The fast-growing e-commerce industry has increased shipment volumes of both bulky parcels and small ticket parcels, as well as shipments to lower-tier cities. Since FTL is the preferred mode of transportation between regional distribution centers of express companies, demand for FTL has increased as a result of China’s booming e-commerce industry. This trend is likely to continue as express companies and LTL companies prefer to outsource their FTL demand in order to focus on their core businesses and limit capital expenditures.

•

Emergence of new business models.    The emergence of direct-to-consumer business model has significantly shortened the traditional supply chain. As a result, consumer-facing companies began to use FTL shipments more frequently. For example, a single successful promotion can generate a large number of orders, enabling companies to ship a full truck load of cargo to distribution centers without the aggregation process that is commonly used in the express and LTL shipping methods. Other innovative business models, such as community group buying could also provide new opportunity for FTL players.

•

Increasing demand for high-quality services.    As China’s secondary sector, including the manufacturing sector, continues to upgrade, both in terms of infrastructure and value of goods, shippers from the sector will seek higher quality transportation services. For example, shippers have started to demand real-time transportation tracking, timely transportation, responsive customer service, etc. As high-quality service providers emerge, the overall standard is expected to improve and the demand for quality services is expected to grow.

•

Advancement in technology.    Both shippers and drivers have increased use of and are in greater demand of technology to improve efficiency and lower cost. Shippers’ upgrade in infrastructure necessitated a similar technology upgrade from their business partners and forced those without technology capabilities to exit the market. Drivers have also become more accustomed to using mobile applications to find jobs and efficient transportation routes owing to the proliferation of 4G/5G network. Technology-driven platforms provide both shippers and carriers with the tools powered by technologies to more effectively manage and operate their businesses, which is expected to further increase both shippers and carriers’ reliance on the platforms given their increasing demand for technology application. Advancement in technology also paved way for standardized brokers and brokerage services, as compared to non-standardized and highly localized intermediaries previously available.

•

Favorable regulatory environment for and technology development of autonomous driving trucks.    In China, regulations prohibit truck drivers from driving for more than four consecutive hours or driving for more than eight hours cumulatively in a day. The adoption of autonomous driving solutions can potentially improve driving safety, reduce accidents caused by human error, provide additional cost savings and improve transportation efficiency. Since 2015, the PRC government has issued a series of regulations and technical standards regarding road testing of autonomous driving vehicles to accelerate the innovation and development of autonomous driving. For example, in 2018, Jiangsu Province issued China’s first road test license for autonomous driving trucks. In 2021, the MIIT plans to include highways for road test and autonomous driving truck demonstration. Meanwhile, the throughput and energy efficiency of chip technology, as well as the accuracy and detection range of on-board sensors have been significantly improved. Advancement in autonomous driving-related technology, combined with the favorable regulatory environment, will continue to fuel the development and utilization of autonomous driving trucks going forward. Although fully autonomous driving might take years to realize in busy urban streets, it could happen sooner in long-haul scenarios where the road condition is much easier to operate.

Despite being a vital part of China’s road freight transportation market, China’s FTL market faced a number of challenges prior to the emergence of technology-driven road freight transportation platforms, thereby necessitates the emergence of technology innovation:

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Lengthy and inefficient transaction process.    According to CIC, there are approximately eight million carriers in China’s FTL market in 2020. On average, each carrier in China owns about four trucks only. On the demand side, there are approximately 40 million enterprises in China with transportation needs. Due to high fragmentation of the FTL market in China, there are multiple layers of brokers that are highly localized, making it difficult for shippers to locate reliable carriers in time. Under the traditional broker-based road freight transportation model, price negotiation, freight transportation, and fee settlement processes are human-driven and not standardized, resulting in an excessively lengthy and inefficient transaction process. According to the CIC Survey, it could take approximately two to three days for drivers to find new jobs using offline channels, making it difficult for drivers to maximize their utilization under this traditional model.

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Opaque pricing mechanism.    Factors such as load size, distance, truck type, weather, traffic condition and local market supply and demand situation, could affect transportation cost, making it difficult for carriers and shippers to accurately estimate freight rates. Since shippers and carriers may have very different assumptions, they are likely to offer very different rates which will lead to a long matching period or multiple rounds of negotiation for each trip. Moreover, as anyone can submit a fee request, an influx of large number of quotation requests may disrupt the freight rates as well as the market’s supply and demand situation. The lack of accumulation of real transaction data prior to the emergence of technology-driven road freight transportation platforms also contributed to opaque pricing. When opaque pricing is combined with layers of brokers, the final shipping costs not only consists of lots of unknowns but also multiple layers of mark-ups and potential for corruption.

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Lack of service standards.    The transportation requirements vary across different industries, and even shippers in the same industry may have different requirements. Small third-party logistics companies and brokers do not always have the necessary knowledge or information to locate the most suitable carrier. In addition, the lack of service standards is not limited to freight matching, but permeates the entire freight transportation process, including pricing, truck dispatching, freight status tracking and tracing, early warning for delays, timely delivery, standardized on-time payment, and a responsive support team. In addition, many shippers are also unfamiliar with transportation routes, days required for transportation and shipment damage prevention procedures. When anomalies such as damaged shipments, cancelled orders or delays happen, the lack of trust and industry standards will often result in heated disputes and delayed payment.

Emergence of technology-driven road freight transportation platforms

Since 2014, a number of technology-driven road freight transportation platforms have emerged in China, benefiting from the increasing penetration of smartphones, mobile internet, GPS application, big data analytics, cloud computing, etc. The emergence of these platforms has enabled the road freight transportation industry to be more efficient, standardized, and transparent. In a fully digitalized transaction, processes including order placing, matching, transportation and fee settlement are automatically completed online without the need of human intervention. The market size of technology-driven road freight transportation platforms, as measured by the gross transaction value of such fully digitalized transactions, was still at a nascent stage with a number of RMB68 billion in 2020, but is expected to grow at a CAGR of 57.9% to reach RMB666 billion in 2025. The penetration of such market as of FTL market is expected to grow from 1.8% in 2020 to 14.7% in 2025. These platforms can be generally categorized into the following categories:

The table below indicates typical transaction flow on technology-driven road freight transportation platforms and level of digitalization of platforms with end-to-end fully digitalized transaction capabilities, and platforms with transaction facilitation capabilities.

While both types of platforms have brought positive changes to the industry by removing layers of brokers and improving market transparency, platforms with end-to-end fully digitalized transaction capabilities are differentiated by their abilities to participate in and digitalize the entire transportation process from end to end, whereas platforms with transaction facilitation capabilities are less involved throughout the process. Since the entire process, which includes pricing, order placing, route planning, dispatching, transportation and fee settlement, is digitalized, shippers and carriers can perform all related tasks through the use of mobile applications. Platforms with transaction facilitation capabilities will be less involved in the later stages of transportation and settlement. End-to-end, fully digitalized platforms are marked with the following advantages:

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High degree of efficiency.    By directly interacting with shippers, platforms can obtain all necessary information for truck matching and price quotation on a real-time basis. Shippers and carriers will not have to deal with each other during the entire process. Based on location, truck type and past service record, a select number of carriers will be able to bid for orders or be assigned suitable orders. In addition, platforms can eliminate potential payment issues by settling with carriers directly based on pre-determined policies. This model minimizes negotiation between shippers and carriers, eliminates direct conflicts between the two parties, and significantly improves overall efficiency.

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High level of standardization.    Through better understanding of shippers’ needs, increased bargaining power and market share, as well as being the primary obligor for the shipment, a leading platform can set industry standards for the relevant parties to follow, including standards for scope of service, types of truck, transportation time and route planning, which can be standardized to improve overall customer experience. Also, since end-to-end, fully digitalized platforms are the shippers to carriers and can choose which carriers to transport the goods, they have the power to establish rules and standards for carriers to follow. This enables platforms to better manage and train carriers and standardize and improve overall service offerings. A high level of standardization is also important for shippers who demand high-quality services.

•

Enhanced transparency through digitalization.    Through digitalization, important transportation and transaction data can now be recorded and analyzed by the platform. Data transparency allows shippers to monitor the entire transportation process and have a high degree of certainty of total transportation cost. Carriers on the other hand, know the exact requirement and amount of money that can be earned for each trip. The platform’s unique ability to create a fair and reasonable business environment is critical for shippers and carriers to trust the platform and one another.

While market fragmentation is being reduced by technology-driven road freight transportation platforms, it is still expected to persist due to the vast size of the market, greatly different demand from shippers, and a large number of information channels. The emergence of these technology-driven road freight transportation platforms, which can make the road freight transportation industry more efficient, standardized, and transparent, was still at a nascent stage in 2020. Therefore, there remains significant room for growth in penetration rate of technology-driven road freight transportation platforms and potentials for multiple players to thrive.

Key Success Factors for technology-driven road freight transportation platforms

According to the CIC Report, the following factors have been, and will continue to be, key success factors for technology-driven road freight transportation platforms in China:

Strong industry insights and operational know-hows.    A platform needs to understand what and how different factors affect transportation cost, as well as the nuances in transportation process. The road freight transportation process has traditionally been human-driven and non-standardized. During the transportation process and after it is completed, platforms need to be experienced enough to handle a variety of issues, such as delays, damaged shipments, etc., in order to provide guidance to carriers and resolve potential complaints from shippers. Platform needs to have profound understanding of these details as well as the ability to automate and digitalize all necessary information and every step in the process in order to create a highly standardized and scalable product. In addition, a platform also needs to develop an in-depth understanding of a wide range of industries and their respective unique transportation needs in terms of truck type, transportation speed, and seasonality.

Extensive transactional data and proven technology capabilities.    Platforms with end-to-end capabilities have pricing and dispatching power due to deep involvement in the transaction process, and visibility on the entire transportation process. This allows them to accumulate information such as shippers’ cargo type, carriers’ truck type, carriers’ driving behavior and service quality, past shipment pricing, actual transportation distance, toll charges, traffic condition and even weather information. Advanced algorithm is required to sort through large amounts of unstructured data in order to better estimate transportation time, costs and driver behaviors. Platforms with access to actual data and the ability to analyze them are well positioned to provide superior customer service and thereby enhancing customer stickiness.

Large network of highly satisfied shippers and carriers.    Large number and different types of carriers enable platforms to offer services to all types of shippers. Shippers then will attract more carriers onto the platform, creating a virtuous cycle. In addition, platforms’ ability to resolve industry challenges, such as lengthy and inefficient transaction process, opaque pricing, unverified orders, payment uncertainty, is also critical to increase satisfaction level of shippers and carriers. This large network of satisfied shippers and drivers across China leads to faster matching, more frequent round-trip or multi-stop trips, as well as lower freight rates. Platforms that can balance different needs and successfully satisfy both shippers and carriers can better defend their market leadership against new entrants and small players.

BUSINESS

Our Mission and Aspiration

Our mission is to make road freight transportation simpler and smarter.

ForU was founded in 2015 by our founder, chairperson and CEO, Ms. Dandan Shan, and a group of accomplished logistics and technology industry veterans who aspire to transform the highly fragmented, underserved and inefficient road freight transportation industry in China. We are reshaping the future of the road freight transportation industry by fundamentally changing how freight orders are priced, dispatched and transported.

To achieve our mission, we have built our technology-driven road freight transportation platform connecting shippers and carriers to digitalize the entire road freight transportation process and redefine industry standards. In addition, we differentiate ourselves by controlling each step of the process, from pricing and route planning to dispatching, transportation and fee settlement. Despite the difficulties and challenges ahead, we continue on the path that we believe is right with unwavering commitment in serving shippers with efficiency and reliability and empowering drivers with dignity.

Our Market Opportunity

We see great potential in China’s full truckload, or FTL, market, which is expected to grow from RMB3.8 trillion in 2020 to RMB 4.5 trillion in 2025, according to CIC.

China’s FTL market faces a number of challenges, including high fragmentation, inefficient transaction processes, opaque pricing mechanisms, and lack of service standards. Solving these challenges requires a new approach, one that starts with technology at its core, presenting tremendous growth potential for technology-driven road freight transportation platforms. The market of technology-driven road freight transportation platforms, as measured by gross transaction value of fully digitalized transactions, is expected to grow at a CAGR of 57.9% to reach RMB666 billion in 2025, according to CIC.

Our Platform

We are the largest technology-driven road freight transportation platform in China in terms of revenue in 2020, according to CIC. We have fully digitalized every single step of freight transportation from end to end, replacing old methods which are disconnected and human-driven. The foundation of our platform is our powerful data insights, superior technology capabilities, and strong operational know-hows. Our platform consists of Freight-as-a-Service, shippers, carriers, and our ForU Brain.

Freight-as-a-Service

We offer Freight-as-a-Service, or FaaS, to our shippers. Every step of the entire freight transaction takes place on our standardized and fully digitalized platform. Empowered by our superior data insights and technology capabilities, we are able to allocate orders to the most suitable carriers on our platform with upfront pricing, and to track shipments in real time from end to end. As of March 31, 2021, we had delivered approximately 3.2 million loads cumulatively through our platform.

Powered by our smart pricing, smart dispatching and smart services, we provide efficient, transparent, and high-quality and reliable road freight transportation services to shippers through our trusted carrier network.

•	Efficient. Our services are highly automated and intelligent, guaranteeing an efficient transportation process.

•	Transparent. Our shippers have visibility on the pricing, and the transportation of cargo is fully trackable.

•	High-quality and reliable. As we redefine industry standards and control each step of the transaction, we are able to assure high service quality and reliability for each order on our platform.

Our Shippers

Our platform serves shippers of all sizes and backgrounds. We categorize our shipper base into key account shippers, or KA Shippers, such as Deppon and Great Wall Motors, and small and medium enterprise shippers, or SME Shippers. Driven by the compelling value we provide, the cumulative number of shippers we served on our platform increased five-fold from 880 as of December 31, 2018 to 4,860 as of December 31, 2020, and further to 11,174 as of March 31, 2021.

We have accumulated years of experience serving KA Shippers, which typically have the most rigorous requirements such as on-demand capacity, timely transportation and shipment high visibility. Such experience has helped us develop competitive advantages, including superior service quality, multi-dimensional data, a nationwide carrier network and powerful pricing capabilities.

Our track record in serving KA Shippers puts us in a uniquely strong position to serve SME Shippers, which have remained underserved despite their strong demand for quality service. Our SME

Shippers contributed 22.8% of our total number of orders in March 2021, only nine months after the launch of the service.

Our Carriers

Our superior service capabilities and quality rely on our trusted carrier network, which predominantly consists of individual drivers connected to our platform. We believe that individual drivers make up the most efficient form of trucking capacity and are best suited for our on-demand freight orders. We engage, empower, and refine our carrier network through technology to meet the complicated and non-standard needs of our shippers.

We have provided our carriers with improved efficiency, greater earnings potential, fast payment and professional dignity. This has enabled us to develop a large, fast-growing and loyal driver base. As of March 31, 2021, approximately 905,500 drivers had registered on our platform and over 580,800 drivers had completed orders on our platform. The number of loyal drivers, defined as drivers who earned over RMB50,000 in a year from providing freight services on our platform, has increased from approximately 11,000 in 2018 to approximately 15,200 in 2020. Loyal drivers transported 69.8% of our shipments by order value in 2020, as compared to 52.9% in 2018.

Our ForU Brain

Built upon our powerful data insights, superior technology capabilities and strong operational know-hows, our advanced proprietary technology infrastructure, ForU Brain is comprised of machine learning algorithms, operation optimization and big data computing power. It empowers our smart pricing, smart dispatching and smart services, allowing us to continuously optimize shippers’ and carriers’ experiences on our platform. As more data and operational know-hows are accumulated, our ForU Brain becomes smarter in performing pricing, dispatching and service functions.

Our Value Propositions

Our value propositions to shippers and carriers underpin our continuous success and differentiate us from our competitors. We believe our value propositions to shippers and carriers include the following:

Value to Shippers:

•	Improved efficiency. Our intelligent and automated platform supports instant order placement and pricing, fast dispatching, and timely delivery, eliminating time-consuming manual processes.

•	Transparent pricing. We provide real-time and upfront pricing, removing offline price mark-ups from carriers.

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Reliable and high-quality services. Our service increases the success rate of order completion, ensures timely and safe delivery, and brings trackability to the whole transportation process. The accident rate for our freight transportation service was 0.02% in 2020.

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Trusted carrier network. We implement rigorous onboarding and compliance procedures to engage a large carrier base. As of March 31, 2021, over 580,800 drivers had completed orders on our platform, with verification of licenses, permits, and insurance coverage.

Value to Carriers:

•	Improved efficiency. Our services optimize all aspects of a driver’s operation. Orders to drivers on our platforms are all verified, as opposed to noncommitted orders prevailing on traditional load boards and freight matching platforms. Carriers are able to view orders with transparent and upfront pricing, and can book suitable jobs 24/7 on our platform, reducing deadhead miles and waiting time.

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Greater earnings potential. We bring more orders to drivers by connecting them to the massive network of shippers that have frequent freight transportation demands. This brings greater earnings potential to drivers, when combined with the improved efficiency on our platform.

•	Fast payment. We settle with our carriers directly, eliminating the possibility of unwarranted deduction and delay in payments. We typically complete payment to drivers within 24 hours upon delivery.

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Care for drivers. We respect our drivers as our valuable business partners and treat them fairly. We have instituted various initiatives, such as compensation to drivers for delays and cancellation of orders, allocating home-returning orders and offering free medical examination for the parents of some of our drivers.

Our Achievements

We have experienced significant growth since our inception. As of March 31, 2021, we had cumulatively delivered approximately 3.2 million loads, served 11,174 shippers, connected over 580,800 drivers who had completed orders on our platform, and covered all cities in the PRC. The CAGR of our total order value from 2017 to 2020 was 29.0%. Our revenues increased from RMB3.4 billion in 2019 to RMB3.6 billion (US$544.3 million) in 2020, representing a growth rate of 5.2%, despite of the impact of COVID-19. Our revenues increased from RMB671.8 million for the three months ended March 31, 2020 to RMB1,183.4 million (US$180.6 million) for the three months ended March 31, 2021, representing a growth rate of 76.1%. Our net loss decreased by 50.5% from RMB233.9 million in 2019 to RMB115.8 million (US$17.7 million) in 2020, and increased by 8.6% from RMB50.2 million for the three months ended March 31, 2020 to RMB54.5 million (US$8.3 million) for the three months ended March 31, 2021.

The diagram below illustrates our scale and efficiency.

Notes:
1.	According to CIC
2.	As of March 31, 2021
3.	The difference between total order value and revenues derived from the orders is primarily attributable to output value-added tax, which is included in total order value but not in revenues.
4.	As of December 31, 2020
5.	Deadhead miles traveled per order from the top 20 cities we covered in 2020 as compared with 2019
6.	In terms of average revenues generated by each of our employees

Our Competitive Strengths

The largest technology-driven road freight transportation platform to capture the massive market opportunity

According to CIC, we are the largest technology-driven road freight transportation platform in China in terms of revenue in 2020. As of March 31, 2021, we had cumulatively delivered approximately 3.2 million loads on our platform, served 11,174 shippers, connected over 580,800 drivers who had completed orders on our platform, and covered all cities in the PRC. In 2020 and for the three months ended March 31, 2021, we recorded revenues of RMB3.6 billion (US$544.3 million) and RMB1,183.4 million (US$180.6 million), respectively.

China’s road freight transportation market represents a massive market opportunity. According to CIC, China’s road freight transportation market is one of the largest markets globally and is expected to reach RMB8.2 trillion in 2025, representing a CAGR of 5.7% between 2020 and 2025. As the largest segment within China’s road freight transportation market, the FTL market is expected to grow at a CAGR of 3.8% from 2020 to 2025. In 2020, 80% of FTL shipment was transported in the spot market and this percentage is expected to grow to 85% by 2025. In addition, the market for technology-driven road freight transportation platforms, as measured by gross transaction value of fully digitalized transactions, was still at a nascent stage in 2020, but is expected to grow at a CAGR of 57.9% to reach RMB666 billion in 2025. As the largest technology-driven road freight transportation platform, we are well positioned to capture this massive market opportunity.

Powerful data insights and superior technology capabilities

Through years of transactions and interactions with shippers and carriers, we have accumulated massive amounts of closed-loop data on drivers, shippers, transactions, routes, trucks, and shipments, including over three million loads, and, on an annual basis, over 30 million key transaction node data points and over 20 billion shipper and carrier behavioral data points. We view such data as one of our most valuable assets, and it has helped us build a solid algorithm model and analytics engine. Our powerful data insights serve as a high entry barrier, as our algorithm model cannot be easily replicated without years of accumulation.

Leveraging our powerful data insights, we developed and applied our superior technology capabilities in smart pricing, smart dispatching and smart services to optimize shippers’ and carriers’ experience and efficiency:

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Smart Pricing. Our platform automatically generates separate prices for carriers and shippers considering factors including real-time supply and demand, predicted order volume, weather and traffic. Our smart pricing system enables us to capitalize the economic upside in each transaction.

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Smart Dispatching. We ultimately decide which driver to dispatch an order, which has been the cornerstone of our capability to restructure orders. Our platform not only dispatches orders to the most appropriate carrier, but can also reconstruct and bundle scattered loads to dispatch in a way that significantly improves the utilization efficiency. Deadhead miles traveled per order from the top 20 cities we covered decreased by 22.7% year-over-year to 41 kilometers in 2020.

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Smart Services. We provide smart services that create a great experience for both shippers and carriers throughout the transportation process. For example, our shippers have visibility on the location of the drivers on our platform throughout the transportation process and receive early warning of abnormalities. Our drivers receive our recommendations along their routes powered by our smart dispatching system and enjoy other value-added services such as gas station recommendations. Our API and mobile app interfaces ensure a standardized and superior experience for shippers and carriers. The customer service bots we have developed can effectively respond to shippers’ and carriers’ requests 24/7.

The data insights, technology infrastructure and operational know-hows that we have accumulated from serving e-commerce and express delivery companies can be easily adapted and applied to customers in other industries, and the algorithms that we use for pricing dry van transportation services can also be tailored and used for flatbed trailers and stake body trucks as well.

Our powerful data insights and superior technology capabilities empower every aspect of our business and help improve operating efficiency. Each of our employees on average generated RMB6.0 million of revenue in 2020, compared to RMB4.1 million in 2019.

Extraordinary service capabilities and quality

Our extraordinary service capabilities and quality are crucial to our business growth. According to the CIC Survey, we gained a net promoter score, or NPS, of 82 from carriers and 57 from shippers, both much higher than other technology-driven road freight transportation platforms. We differentiate our services in the following ways:

Trackable and controllable process. The entire transportation process, from order inquiry to transportation, can be tracked in real time by shippers on our platform, and we can control each step, from pricing and route planning to dispatching and fee settlement.

Standardized service protocol. We pioneered and created a comprehensive protocol for every step of freight service on our platform. For example, to standardize loading delay penalties in the industry, our detention policy starts 24 hours after the scheduled appointment time and charges shippers RMB200 initially plus RMB10 per hour afterwards for 9.6-meter dry vans.

Superior service quality. We implement strict onboarding procedures and only enlist qualified carriers to serve our shipper customers. In addition, our platform closely monitors the whole freight service process in order to detect and prevent abnormalities, and we deploy a troop of local operation support team, who are mostly industry veterans, to assist our shippers and carriers on a 24/7 basis.

Dual growth engines with strong synergies

We view both KA and SME Shippers as the growth engines of our business with strong synergies between them. Our KA and SME businesses are built upon the same proprietary technology infrastructure and benefit from shared trucking capacity, data base and operational know-hows. Regardless of whether the order comes from a KA Shipper or a SME Shipper, the pricing, dispatching, and services are unified, and are thereby highly replicable and expandable.

KA business has large transaction value bases and demonstrates high stickiness to our platform. Our KA Shippers have the most stringent requirements on service quality. Through serving them, we have developed competitive advantages, such as superior service quality, multi-dimensional data, a nationwide carrier network and powerful pricing capabilities. In 2020, we served approximately 230 KA Shippers, as compared to 120 KA Shippers in 2019. Our track record in serving KA Shippers makes us extremely well positioned to attract more SME Shippers to join our platform and fuel our rapid growth. Due to the scattered nature of SME Shippers, we can accumulate more diversified route data and further build up varied types of trucking capacity, which in turn helps us better serve the customized needs of KA Shippers. The two growth engines together enhance our data insights, trucking capacity, and operational know-hows, while reinforcing and propelling each other.

While KA Shippers help drive the sustainable growth of our business and strengthen our ability to reduce the operating risk of cyclicity, our business from SME Shippers is a new growth driver with tremendous potential, thanks to the highly fragmented and hugely underserved road freight transportation demand from SME Shippers. Our business for SME Shippers has expanded rapidly: the accumulated number of orders from SME Shippers in just two months after the launch of the service reached the same number of orders from KA Shippers in the first six months after launch of our KA service. Our business for SME Shippers contributed 22.8% of our total number of orders in March 2021, and we had served over 10,000 SME Shippers as of March 31, 2021, only nine months after the launch of the service.

Significant flywheel effect driving expansion at scale

Our business benefits from a significant flywheel effect, as illustrated by the following diagram.

As more carriers join our platform, providing more trucking capacity, more shippers join and stay on our platform to effectively meet their on spot freight hauling demands. A larger number of shippers further brings in larger order density, allowing carriers to earn more by transporting more orders and reducing deadhead miles and waiting times, prompting more carriers to join. The number of registered drivers on our platform increased from approximately 513,000 as of December 31, 2018 to approximately 830,000 as of December 31, 2020 and further to approximately 905,500 as of March 31, 2021. The number of loyal drivers, defined as drivers who earned over RMB50,000 in a year from providing freight services on our platform, has increased from approximately 11,000 in 2018 to approximately 15,200 in 2020. The cumulative number of shippers we served on our platform increased from 880 as of December 31, 2018 to 4,860 as of December 31, 2020 and further to 11,174 as of March 31, 2021.

As we expand our carrier and shipper base benefiting from the flywheel effect, we gain more operational know-hows which can be shared across regions in China, allowing us to quickly expand our business in a cost-efficient way.

Visionary management team with deep logistics and technology industries experience

We have a visionary, experienced, and entrepreneurial management team. The majority of our senior management team are logistics and technology industry veterans with an average of 15 years of experience. Their profound industry background and best-in-class experience lay the solid foundation to achieve our vision. Our founder, chairperson and CEO, Ms. Dandan Shan, is recognized as a leading figure in China’s road freight transportation industry. Our CTO, Dr. Guanling Chen, a former tenured associate professor of Computer Science at University of Massachusetts Lowell, is an expert in the field of AI research. Under the leadership of our management team, we have seized the market opportunity to rapidly build up the largest technology-driven road freight transportation platform that is transforming and modernizing the freight industry in China. We believe that with the right combination of technology and people, we can help the road freight transportation market in China move more with less.

Our Strategies

We intend to achieve our mission and further strengthen our leading position by pursuing the following strategies:

Enlarge wallet share from existing shippers

Our wallet share from existing shippers has potential to grow. We will continue to develop and market the value propositions of our platform and improve our services to attract our existing shippers to place more orders with higher order values to cover their broader logistics service needs.

Continue to diversify and enlarge our shipper base

We plan to further diversify and enlarge our shipper base in terms of industries, geographic coverage, and number of SME Shippers. We plan to identify and tap into different industry verticals with strong freight demand and growth potential. We also plan to build upon our already extensive service network and grow our business in a cost-efficient way. We will continue to expand our SME business by improving and enriching our services to cater for long-tail demands from SME Shippers.

Broaden our service offerings to cater to the diverse demand

We plan to broaden our FaaS offerings to better cater to the evolving demand of our shippers. For example, dry van currently is our core truck type offering because it serves a wide range of requirements of distances and loads type. While we will maintain our focus on dry vans, we will expand or enhance other service offerings, such as flatbed trailers and stake body trucks, to cater to the diversified demand of distances and type of loads.

Increase stickiness of existing carriers and further enlarge carrier base

We plan to increase the stickiness of our existing carriers by continuously improving our digitalized carrier relationship management system that monitors, rates and rewards carriers’ performances. In addition, we will continue to enlarge our carrier base through various means, including online communication groups, regional on-the-ground operation teams, referrals, and incentives.

Continue to invest in R&D and technology innovations

We intend to continue to invest in R&D and technology innovations to enhance operational efficiency and reliability, improve customer experience and reduce costs. We will continue to enhance our ForU Brain and smart pricing, smart dispatching, and smart services applications it supports. We believe that autonomous driving represents the future of the logistics industry and will continue to invest in autonomous driving development and testing and explore its application in the industry.

Transaction Flow on our Platform

As a portal for both shippers and carriers, our platform integrates data, systems and services. The following diagram illustrates the typical process of completing a shipment order.

The following paragraphs describe the process of a typical transaction on our platform.

Pricing

A shipper initiates a transaction by submitting a shipment order request form through our online portal, mobile apps, or API. We subsequently propose an order summary with fee quotes. After the shipper places the order by confirming our order summary, we propose a fee quote to carriers, which is decoupled from the pricing to shippers. Our automated and intelligent pricing process is designed to shorten the lengthy price negotiation process in the past and remove offline price mark-ups from carriers.

Dispatching

After an order is placed on our platform, our smart dispatching system dispatches the order with fee quote to the most suitable drivers, considering various factors such as drivers’ real-time location, destination, truck type, and service track record. Our smart dispatching system also reconstructs and bundles scattered orders to significantly improve drivers’ efficiency and earnings. After accepting the dispatched order, the driver moves to the loading location in time.

Transportation

The transportation process begins when the driver arrives at the loading location, continues with en-route transportation, and ends when the driver drops off the load. Powered by our smart service system, the entire transportation process is trackable and visible to the shipper in real time. We monitor the entire transportation process and flag potential anomalies to the driver, to ensure the timeliness and safety of the shipment. Our real-time monitoring functionality during the transportation process provides high reliability and certainty for our shippers.

Settlement

We automatically issue a payment notice to the driver upon receiving proof of delivery. We pay the driver usually within 24 hours and fleets by the next month. If anomalies such as delays are detected, our platform automatically deducts the appropriate amount from the payment to the driver. Our swift payment alleviates the long-standing payment delay, which is common in the industry and makes our platform more attractive to carriers.

Our Shippers

We classify shippers on our platform as KA Shippers and SME Shippers. As of March 31, 2021, we had served 11,174 shippers. In 2020, we served approximately 230 KA Shippers and around 3,770 SME Shippers. As of March 31, 2021, we had served over 10,000 SME Shippers cumulatively. Shippers who care for improved efficiency, transparent pricing, reliable and high-quality services, and trusted carrier network are our target shippers.

KA Shippers

Based on our evaluation of certain shippers’ scale and qualifications, we enter into framework agreements with them and provide credit terms. We call these shippers KA Shippers. We strategically focus on deepening our collaboration with major KA Shippers to expand our service offerings to them and enhance the level of system integration between us. Our KA Shippers typically have greater demand for freight services for distances of over 700 kilometers, which is generally cross-regional transportation in China, for example, from East China to North China. In 2020 and for the three months ended March 31, 2021, revenues derived from orders transported for KA Shippers accounted for 96.6% and 89.7% of our total revenues, respectively.

We typically enter into annual framework agreements with KA Shippers, which set forth service scope, payment terms, required qualification of trucks and service standards but do not include terms related to commitments or shipping minimums. The agreements usually have a prescribed set of key performance targets that are assessed on a monthly basis, such as our punctual provision of transportation services, timely information sharing and status updates, and low shipment damage rates. We charge fixed rates for designated routes up to a certain frequency, with the flexibility of transporting excess demand from such shippers at dynamic spot rates.

For most KA Shippers, our platform connects to their system via API, enabling them to quickly place an order. We tailor our API for these KA Shippers to integrate their control systems and enterprise resources planning system. Utilizing our system, they are able to generate and verify transaction records and reconcile accounts, which reduces their cost of internal control. The timely reconciliation with our KA Shippers also shortens our account receivable days. Our smart dispatching, which optimizes route planning for KA Shippers, generally reduces their transportation costs while maintaining stable trucking capacity. For example, we started our trial partnership with a leading express delivery company in 2015 and officially became their supplier in 2016. After approximately four years of collaboration, in 2020, we became one of their largest transportation service providers and achieved an on-time transportation rate of 88.1% for their orders completed.

By serving top KA Shippers, we secure a stable source of orders and maintain a scalable business, which, in turn, improves carrier retention. We also accumulate massive amounts of data and know-hows from such orders, which allow us to optimize our algorithms and enhance our service capabilities.

SME Shippers

Our SME Shippers are fragmented and scattered, including small and mid-size enterprises in a wide array of industries. We complete their spot shipment requests and require prepayment of fees for each order they place to ensure the authenticity of the orders. The prepayment mechanism also alleviates the long-standing problem of payment delays or defaults in the industry and makes our platform more attractive to carriers.

In July 2020, we launched our freight service targeting the fragmented and greatly underserved road freight transportation demand from SME Shippers. As of March 31, 2021, we had served over 10,000 SME Shippers in the nine months since the launch of the service. Our SME Shippers contributed 22.8% of our total number of orders in March 2021.

We monitor revenue retention of SME Shippers by analyzing quarterly cohorts. For a given quarter, we calculate our SME revenue retention by dividing the aggregate order value each cohort generated during the quarter by the aggregate amount of order value generated by such cohort in the first quarter such cohort shipped a load. Our SME Shippers’ cohort order value retention rate is shown below.

There are massive underserved market opportunity and demand from small and mid-size scattered shippers due to the fragmented logistics industry. Our SME Shippers tend to place orders less than 700 kilometers when they initially start business with us. We focus on providing high-quality services to our SME Shippers to build their trust so they will place more orders with longer distances. Leveraging our technology, business scale, as well as our experience and know-hows developed in serving KA Shippers, we are well equipped to serve the unique and diversified needs of SME Shippers. We believe our service to SME Shippers is a promising growth driver.

Shipper acquisition and relationship management

We have a deep understanding of the logistics industry. We believe that our brand awareness in the industry has contributed further to our growth and cost-efficient shipper acquisition. Through cooperation with leading players in an industry, we accelerate the expansion of our reach to other players in that industry.

We also deploy on the ground sales personnel with industry expertise to acquire customers in specific industries as we diversify and expand our shipper base. As of March 31, 2021, we had branch offices in 37 cities in China to engage and serve our customers.

We typically enter into annual framework agreements with KA Shippers and frequently bid for short-term contracts ranging from 7 to 60 days for routes managed by their regional branches. Our smart pricing capabilities enable us to predict the freight demand in the region and propose competitive fee quotes that attract shippers as well as maintain our profit margins. We maintain the necessary licenses to bid for a variety of projects. In 2019 and 2020 and for the three months ended March 31, 2021, we realized a customer retention rate of approximately 86.7%, 90.0% and 93.3%, respectively, of the top 30 KA Shippers. The top 30 KA Shippers contributed to 96.4%, 90.7% and 81.8% of our total revenues in 2019 and 2020 and for the three months ended March 31, 2021, respectively, while we expect the percentage will decrease in the foreseeable future along with our further expansion of KA Shipper base and the growth of our services for SME Shippers.

For SME Shippers, we use both online (customer referral, targeted promotions, online advertisement, and social network engagement) and offline (sales representatives, business developments, logistics POI visits, and telemarketing) acquisition channels. We also cooperate with industry associations in monitoring industry and customer needs.

We believe the efficiency improvement and reliable and high-quality services we bring contribute to our customer retention. We constantly monitor customer satisfaction by analyzing and rating 15 service models and adjust short-term contracts and promotions based on feedback.

Our Carriers

Our carriers include individual drivers and those managed by fleets. The number of registered drivers on our platform increased from approximately 513,000 as of December 31, 2018 to approximately 830,000 as of December 31, 2020, and further to approximately 905,500 as of March 31, 2021. As of December 31, 2018, December 31, 2020 and March 31, 2021, over 414,000, over 557,000 and over 580,800 drivers had completed orders on our platform, respectively. We have experienced steady increases in driver loyalty. The number of loyal drivers, defined as drivers who earned over RMB50,000 in a year from providing freight services on our platform, has increased from approximately 11,000 in 2018 to approximately 15,200 in 2020. Loyal drivers transported 69.8% of our shipments by order value in 2020, as compared to 52.9% in 2018. In 2020, over 112,000 drivers completed orders on our platform.

Carriers who care for improved efficiency, greater earnings potential, fast payment, and respectful and fair treatment are our target carriers.

Carrier acquisition and relationship management

We establish online communication groups for drivers, encourage existing drivers to introduce new drivers to our platform, and provide incentives to both the existing drivers and their referees. In addition, our on the ground representatives with industry expertise and experience also participate in acquiring drivers. We have branch offices in 37 cities in China to visit and serve drivers responsively.

We have established an incentivization system to retain drivers. We set up loyalty programs for drivers based on mileage traveled, and drivers will receive incentives and rating upgrades. Drivers with higher rating enjoy more privileges, such as prioritized order dispatch. We also continually monitor driver performance to improve our transportation capabilities and service quality. According to the CIC Survey, we gained an NPS of 82 from carriers, much higher than other technology-driven road freight transportation platforms.

We source fleets from both online and offline channels, attracting fleets with our brand, qualification, technology and operational expertise. We select fleets based on their qualifications, scales, and risk assessments. After engaging a fleet, we manage and evaluate its quality, cost, timeliness, and safety. We retain the fleets by providing them with stable order flows with more certainty in terms of route and frequency, and making payments to them timely.

Our Service Networks

As of March 31, 2021, our transport network encompassed all cities in the PRC. In addition to our nationwide coverage of routes, we have branch offices in 37 cities in China as of March 31, 2021. Our scalable service network enables us to provide comprehensive service coverage to shippers, and to generate a stable order source to carriers. In addition, this service network also contributes to an increasing portion of long-haul orders of over 700 kilometers, which normally generate high price spread compared to short-distance orders.

In 2020 and for the three months ended March 31, 2021, more than 40% of our orders were long-haul orders with a distance of over 700 kilometers and the average distance of the orders above 700 kilometers is approximately four times the average distance of the orders below that.

Our Apps

Transactions on our platform can be completely mobile-based, though we also offer web-based portals and APIs to certain shippers. We have developed several mobile applications that shippers and carriers can use to complete transactions and perform other related functions on our platform, including ForU Shippers and ForU Drivers, among others. The apps serve not only as an interface for participants on our platform, but also as a technology component of our platform.

Our Technology Infrastructure and Capabilities

Data accumulated

Through years of transactions and interactions with shippers and carriers, we have accumulated massive amounts of data, including over three million loads, and, on an annual basis, over 30 million key transaction node data points and over 20 billion shipper and carrier behavioral data points.

Data analysis

We not only have accumulated a massive amount of high quality data on our platform, but also possess strong capability in analyzing and utilizing the data efficiently in our daily operations. Building on our proprietary data computing platform, we have developed intelligent business analytics tool and sophisticated data and algorithm middle offices, which are critical components of our ForU Brain and our technology-driven platform.

ForU Brain

ForU Brain is the centerpiece of our proprietary technology stack and powers our platform. It improves efficiency, reduces cost and delivers a better user experience. ForU Brain fuses data, algorithms, and smart services, forming a reinforcement cycle where real-world transaction applications provide the data to finesse our algorithms, which in turn elevates our services.

Key components of ForU Brain include machine learning algorithms, operation optimization, big data computing power, and location-based services.

Machine learning algorithms

Our machine learning models and algorithms include regression, intelligent Q&A, and intelligent recommendation. For regression, we use Prophet application for forecasting time series data, integrated regression application and fusion, and reinforcement learning algorithms. These models and algorithms help us better understand the data and formulate forecasts. For intelligent Q&A, we use similarity measurement algorithms, intention recognition algorithms, and vector similarity search algorithms, which enable natural language processing and in turn realize our smart services. For intelligent recommendation, we use multi-channel recall strategy, deep learning ranking model, and multi-objective recommendation algorithm to recall certain data sets for subsequent use in the ranking model and making recommendations.

Operation optimization

Our operation optimization system consists of intelligent scheduling algorithms, large-scale mixed-integer programming, efficient pruning strategy, and stochastic programming model. For example, our large-scale mixed-integer programming enabled real-time matching of orders and drivers, which is at the core of our smart dispatching capabilities. ForU Brain is able to quickly make intelligent decisions dispatching orders to carriers. Our efficient pruning strategy is key to the high efficiency of ForU Brain, reducing space utilized without sacrificing optimal solutions. Our Stochastic programming model modifies each dispatching decision based on forecasted order distributions, prioritizing total benefits in a period over optimization of individual decisions.

Big data computing power

Our big data computing power captures and stores big data, fully leverages, and deploys the insights into data on orders, routes, carriers, and shippers.

Location-based services

We utilize and analyze our geographic and location data to search on the map and pinpoint areas of interests, such as the closest gas stations, monitor route parameters and optimize routes.

Technology infrastructure

We engineer our systems for rapid scalability, with modern cloud infrastructure, and proper information security controls. Our platform utilizes proprietary technology, machine learning and artificial intelligence capabilities and data to complete road freight transportation effectively and efficiently. We believe that our value of a data science-driven and fully integrated platform has facilitated our rapid growth.

We have built a scalable technology infrastructure which can support a large active user base, high volume transaction processing, and bulk transportation status tracking. We host our services on servers and network infrastructure provided by top cloud computing vendors. Our network infrastructure delivers the stability to meet demands for high volume transactions processed on our platforms and the scalability to support increased traffic over time. Empowered by our infrastructure, we are capable of serving a growing number of shippers and carriers efficiently and effectively. We regularly monitor the performance of our infrastructure and platform and keep upgrading our technology infrastructure to achieve higher stability as well as flexibility.

Our technology team

Our technology team has extensive working experience in leading Internet, technology, and logistics companies and support our long-term growth by maintaining and upgrading our platform and applications, and exploring user needs and technology solutions. Our research and development strategies aim at continuously strengthening our smart pricing, smart dispatching and smart services, and enhancing our data capabilities and cyber security. As of March 31, 2021, our technology team had 143 personnel, constituting 22.2% of our total employees and specializing in data modelling and analysis, artificial intelligence, algorithm and system design, and cyber security.

System security and data privacy

We maintain robust technological, physical, electronic, and procedural safeguards to protect our system security and data privacy.

Our access to user data is strictly limited to what users explicitly consent to. We retain the minimum amount of user data necessary for business operations for the minimum period of time required. We authorize, limit and monitor access to data at the most granular level, with a role-based access control model. Access to data is on a strict need-to-know basis with proper layered authorization, and data is desensitized. We strictly manage database access, rotation, and authority control according to our database security management policy. All sensitive data is encrypted and stored in the intranet. We back up the data in multiple locations to counter the risk of natural disasters.

Autonomous driving

In 2018, we started to working with a technology partner on autonomous driving truck technology. To deepen our cooperation, we established a joint venture with the partner in November 2020. We provide smart dispatching capabilities and transportation network, and our joint venture partner provides autonomous driving technology. Leveraging our nationwide transportation network, we offer real life scenarios and routes for autonomous driving tests.

We believe one of the major areas for large-scale commercial application of autonomous driving lies in road freight transportation, and the competitive landscape of the logistic industry depends on the successful development of autonomous driving technology. We believe that the smart road freight transportation in the future requires an integrated and fully automatic freight transportation system that is highly efficient, intelligent and environmentally friendly. Such a system, if powered by autonomous driving technology, would ensure effective dispatch and a secure and efficient transportation process. Especially for long distance road freight transportation, autonomous driving will alleviate drivers’ fatigue and realize precise transportation nodes control, increase transport efficiency, and reduce costs. We believe autonomous driving would lubricate our smart road freight transportation process and effectively complement our ForU Brain, together building an even more solid technology barrier and competitive strength for our business. We aspire to pioneer autonomous driving in the road freight transportation market, benefit from first-mover advantages, and participate in setting the industry standard.

Customer Service

We are dedicated to providing the best user experience and customer services in the road freight transportation industry. We believe that our service teams not only help resolve specific issues our shippers or carriers may encounter, but also improve those participants’ overall experience on and impression of our platform, contributing to retention of the participants.

Leveraging our strong data analysis and machine learning capabilities, we developed our customer service bots uniquely suitable for road freight transportation service. Benefiting from massive amounts of data accumulated from over three million completed shipment orders during the past five years and our data analysis capabilities, we have established and continuously train our customer service bots with freight industry related dialogue, logics and knowledge. We have developed instant messaging, corpus management, semantic understanding engine, and dialogue management for our customer service bots, currently covering 82 scenarios. Leveraging our proprietary customer service bot tailored for the road freight transportation industry, we currently achieve an automatic response rate of approximately 80% where enquires and problems are solved with no human interaction.

We have local teams deployed across our service network and branches to work with our shippers and carriers and maintain or establish relationship with them. For any issue encountered during the transportation process anywhere in the PRC, our fast response team can arrive on site to assist in six hours. As of March 31, 2021, we deployed offline service teams in 37 cities in China through our branch offices to cover our nationwide service network.

Competition

We compete primarily in the road freight transportation market in China with carriers, brokers, freight matching companies, and technology-driven road freight transportation platforms. We believe that we enjoy competitive advantages, such as powerful data insights, superior technology capabilities, and strong operational know-hows.

Seasonality

Our operations are subject to seasonal trends common to the road freight transportation market in China. Truckload volumes for the second half of a year are typically higher, while the volumes for the first quarter are typically lower. Such seasonal trends correspond to the activity level of commercial and consumer goods transactions in China. Demand for goods generally surges during the second half of a year and decreases in the quarter of Chinese New Year holidays.

In addition, our regional operations are subject to seasonal changes, where certain routes in north China may be blocked due to heavy snow in the winter season and certain routes in south China may be blocked due to typhoons in the summer season.

Branding

We have focused on providing improved efficiency, transparent pricing, reliable and high-quality services and trusted carrier network to shippers and improved efficiency, greater earnings potential, verified order, fast payment and professional dignity to carriers since our inception. This has allowed us to build brand recognition among shippers and carriers across the nation. According to the CIC Survey, we are highly rated by drivers. We gained an NPS of 82 from carriers, much higher than other technology-driven road freight transportation platforms. We are also highly rated by shippers in terms of service quality, reasonable pricing and successful matching rate. We gained an NPS of 57 from shippers, much higher than other technology-driven road freight transportation platforms.

We believe our ForU logo is our most efficient marketing tool and have established a visual identity system. We implement unified design and apply our logo to items in connection with various services we provide. Trucks and uniforms bearing our logo create impressive visual presence.

We have also established and manage social media network for branding and marketing activities. We introduce our brand, services and promotions on our website, mobile applications, our Weixin official accounts, short-form video platforms as well as on traditional media.

We pay attention to and actively shoulder social responsibility. For example, during the COVID-19 pandemic, our platform fully supported the transportation of daily necessities and medical consumables, ensuring sufficient supply for families and protection for frontline medical staff. We also responded promptly and developed new functions such as pandemic information sharing for drivers where they could post and inform each other of regional route block status. We were granted the awards of “Annual Social Responsibility Contribution” and “Leading Freight Enterprise in Fight Against COVID-19” by the China Federation of Logistic & Purchasing in 2020. We believe the social responsibility initiatives we have undertaken also contribute to our brand recognition.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-hows, proprietary technologies and other intellectual properties as critical to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third parties to protect our intellectual property rights. In addition, under the agreements we enter into with our employees and consultants, they acknowledge that the intellectual property made by them in connection with their employment with us is our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Employees

We had 825, 598 and 644 full-time employees as of December 31, 2019 and 2020 and March 31, 2021, respectively. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of March 31, 2021:

Function	Number of Employees
Sales and marketing	333
Research and development	143
General and administrative	113
Operations and support	55

Total	644

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified employees.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard employment agreements and confidentiality agreements with all our employees, as well as non-compete agreements with our senior executives and key employees in accordance with market practice.

Certain of our employees have formed an employee union. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Properties

We leased premises of 2,085 square meters as of December 31, 2020 for our corporate headquarters in Beijing, China. We also leased offices in Shanghai, Guangzhou, Nanjing, Hangzhou and various other cities, with an aggregate area of 4,073 square meters as of December 31, 2020. We lease our premises from unrelated third parties. These leases vary in duration from one to three years.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events, including carrier’s liability insurance and special cargo transportation insurance. We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We also provide supplemental commercial medical insurance for our employees. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

For a discussion of risks relating to our insurance coverage, see “Risk Factors—Risks Related to Our Business—Our insurance coverage may not be adequate to protect us from all business risks.”

Legal Proceedings

We are, and may from time to time be, subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors—Risks Related to Our Business—We are subject to legal and regulatory proceedings from time to time in the ordinary course of our business.”

REGULATION

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities within the territory of the PRC and that affect the dividends payment to our shareholders.

Regulations on Foreign Investment

In March 2019, the PRC Foreign of the PRC, or the Foreign Investment Law, was promulgated by the National People’s Congress, and came into effect on January 1, 2020, which replaced the PRC Sino-Foreign Equity Joint Venture Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law and the PRC Wholly Foreign-owned Enterprise Law, and become the legal foundation for foreign investment in the PRC. To ensure the effective implementation of the Foreign Investment Law, the Regulations on Implementing the PRC Foreign Investment Law was promulgated by State Council in December 2019 and came into effect on January 1, 2020, which further provides that a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law shall adjust its legal form or governance structure to comply with the provisions of the Companies Law or the PRC Partnership Enterprises Law, as applicable, and complete amendment registration before January 1, 2025.

According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List, and pursuant to which the foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for making investment in “restricted” industries.

On June 23, 2020, the NDRC and the Ministry of Commerce issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which took into effect on July 23, 2020. On December 27, 2020. The NDRC and the Ministry of Commerce further issued the Encouraged Foreign Investment Catalog (2020 version) on December 27, 2020, which took effect on January 27, 2021. The 2020 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Regulations on Implementing the PRC Foreign Investment Law and the 2020 Negative List, foreign investors shall not make investments in prohibited industries as specified in the negative list, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Industries not listed in these two categories are generally deemed “permitted” for foreign investments. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs.

We are a Cayman Islands company and our businesses by nature in China are mainly value-added telecommunication services, which is restricted for foreign investors by the Negative List. We conduct business operations that is restricted for foreign investment through our VIE.

Regulations on Value-Added Telecommunication Services

Regulations relating to value-added telecommunications services

The PRC Telecommunications Regulations, as promulgated by the State Council in 2000 and most recently amended in 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations. The PRC Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services,” and define the “value-added telecommunications services” as “telecommunications and information services provided through public networks.”

In 2015, the MIIT promulgated the Classification Catalogue of Telecommunications Services (2015 version), which was last amended in June 2019. Pursuant to the catalogue, the information services provided by the company through fixed networks, mobile networks and the internet are all value-added telecommunications services. The Telecommunications Regulations also require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

Moreover, the Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), promulgated by the MIIT in July 2017, set forth more provisions to specify the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under the measures, a commercial operator of value-added telecommunications services must first obtain a value-added telecommunications services license and operate its telecommunications business in accordance with the type of telecommunications business that lies within the scope of business coverage as stated in its business permit, and pursuant to the provisions of the business permit. Otherwise, such operator might be subject to sanctions. Our VIE and its subsidiaries hold licenses for value-added telecommunications services covering internet information services, or the ICP licenses.

Regulations relating to foreign investment restriction on value-added telecommunications services

Pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council in 2001 and most recently amended in 2016, foreign-invested value-added telecommunication enterprises in the PRC shall be established as Sino-foreign equity joint ventures, and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%. In addition, the main foreign investor investing in a value-added telecommunications enterprise in the PRC shall demonstrate a positive track record and experience in operating a value-added telecommunications business. The 2020 Negative List further states that the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in e-commerce operation business, domestic multi-party communication business, information storage and re-transmission business or call center business.

In 2006, the Ministry of Information Industry issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry in the PRC must establish a foreign invested enterprise and apply for a telecommunications business operation license, while a domestic company that holds a value-added telecommunications business operation licenses is prohibited from leasing, transferring or selling the license to foreign investors in any means, and from providing any assistance, including providing resources, sits or facilities, to foreign investors that illegally conduct value-added telecommunications business in the PRC.

Regulations on Road Transportations

The PRC Regulations on Road Transportation, promulgated by the State Council in 2004 and most recently amended in March 2019, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in 2005 and last amended in June 2019, require that any individual or institution that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under the age of 60 with relevant driving licenses and (except for drivers whose general freight vehicles with a total mass of 4.5 tons or less) requisite knowledge, and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transportation operating enterprise and the operation licenses for the freight transportation operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

In 2016, the Stated Council promulgated the Opinions of the General Office of the State Council on In-depth Implementation of the “Internet+Circulation” Action Plan, among which the pilot program in non-vehicle operating carriers for road freight transportation is raised for the first time and non-vehicle operating carriers within the scope of the pilot program are allowed to provide transportation service. In 2016, the Ministry of Transport promulgated the Opinions of the General Office of the Ministry of Transport on Promoting the Pilot Reform and Accelerating the Innovative Development of Non-vehicle Operating Carrier Logistics, according to which provincial transport departments shall formulate and implement pilot implementation plans from October 2016 to November 2017.

Since November 2017, a series of regulations regarding the operation of non-vehicle operating carriers, including the Notice on Further Promoting the Pilot Program of Non-vehicle Operating Carriers in November 2017 and the Notice on Promoting Pilot Work for Non-vehicle Operating Carriers in April 2018 were promulgated by the Ministry of Transport. Later, for systematically summarizing the pilot work of non-vehicle operating carriers, in September 2019, the Ministry of Transport and the State Taxation Administration jointly issued the Interim Measures for Administration of Road Freight Transportation Operation on Online Platform, which took effect on January 1, 2020, pursuant to which “online freight operation” refers to the road freight transportation operation activities in which an operator integrates and allocates transportation resources on an online platform, enters into a transportation contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the interim measures, besides the road transportation permit with the business scope of online freight transportation, the operators of online freight transportation business shall also meet the requirements on commercial internet information service pursuant to the ICP Measures. In addition, the operators of online freight transportation business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the PRC E-Commerce Law, the PRC Law on the Administration of Tax Collection and its implementing rules. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with operating scope of online freight transportation operation to qualified online freight operators.

In September 2019, the Ministry of Transport promulgated three guidelines on the road freight transportation operation on online platform, including the Service Guidelines on the Road Freight Transportation Operation on Online Platform, the Guidelines on the Construction of Provincial Online Freight Information Monitoring System and the Access Guidelines on the Ministerial Online Freight Information Interaction System, all of which came into effect concurrently. Among those, the Service

Guidelines on the Road Freight Transportation Operation on Online Platform sets forth that the services provided by online freight operators shall meet the requirements, including: (i) obtaining the value-added telecommunication business operation licenses, (ii) complying with state’s requirements for graded protection of information system security, (iii) connecting to the provincial online freight information monitoring system, and (iv) being equipped with features including information release, online transaction, full-process monitoring, online financial payment, consultation and complaint, query statistics and data retrieval.

Regulations on Finance Leasing

The Ministry of Commerce promulgated the Administrative Measures on Supervision of Financial Leasing Enterprises in 2013 to standardize business activities and to promote healthy and orderly development of the financial leasing enterprises. In May 2018, the General Office of the Ministry of Commerce promulgated the Notice on Matters Concerning Adjustments to the Responsibility to Regulate Finance Leasing Companies, Commercial Factoring Companies and Pawnshops, according to which the Ministry of Commerce has allocated its responsibility for supervising and formulating rules for the business operation of finance leasing companies, commercial factoring companies and pawnshops to the China Banking and Insurance Regulatory Commission. The Interim Measures for the Supervision and Administration of Finance Leasing Companies was promulgated by the China Banking and Insurance Regulatory Commission in May 2020 to further strengthen supervision and administration of finance leasing companies. According to such interim measures, a finance leasing company is a company engaging in transaction activities where the company, as a lessor, purchases leased properties from the seller at the lessee’s option and provide such leased properties for the lessee to use, for which the lessee pays the rent. It also stipulates that finance leasing companies shall not engage in, among others, the following businesses: (i) illegal fundraising, absorption or disguised absorption of deposits; (ii) granting or entrusting loan; (iii) borrowing or borrowing funds in disguised form with other financial leasing companies; (iv) financing or transferring assets through online lending information intermediaries, private equity investment funds; or (v) other business or activities prohibited by laws and regulations and relevant regulatory authorities.

Regulations on Commercial Factoring

Pursuant to the Notice on Pilot Scheme for Commercial Factoring, along with other circulars to launch the pilot scheme for commercial factoring, which was promulgated by the Ministry of Commerce in 2012, and certain other local implementation rules, a commercial factoring enterprise may be established upon approval by the local counterparts of the Ministry of Commerce or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. In October 2019, the China Banking and Insurance Regulatory Commission issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and emphasize that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; or (iii) facilitating loans or being entrusted by another person to facilitate loan.

Regulations on Internet Information Services

In 2000, the State Council promulgated the Administrative Measures on Internet Information Service, or the ICP Measures, which was last amended in 2011. According to the ICP Measures,

whoever intends to engage in commercial internet-based information services shall apply to the administrative organ in charge of telecommunications in the relevant province, autonomous region or directly administered municipality, or to the State Council department in charge of the information industry, for a license to operate value-added telecommunications business in internet-based information services. In addition, according to applicable PRC laws, administrative regulations or rules, providers of internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

Besides, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider’s violation of these prohibitions, in serious cases, will lead to revocation of its value-added telecommunications license and, in serious cases, shutdown of its internet systems.

Regulations on Consumer Protection

The PRC Consumer Rights and Interests Protection Law was promulgated by National People’s Congress in 1993, last amended in 2013 and effective in March 2014, to protect the legitimate rights and interests of consumers, to maintain social and economic order, and to promote the healthy development of the socialist market economy. To ensure that sellers and service providers comply with these laws and regulations, platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. Specifically, a consumer whose legitimate rights and interests are infringed in the purchase of commodities or receipt of services rendered through an online trading platform may seek compensation from the seller or the service provider. Where the online trading platform provider is unable to provide the true name, address and valid contact method of the seller or the service provider, the consumer may seek damage from the online trading platform provider. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The PRC Civil Code was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, which superseded the PRC Tort Law and the PRC General Principles of Civil Law. The PRC Civil Code provides that, if an internet service provider is aware or should be aware that an internet user is infringing on the civil rights and interests of others through its internet services and fails to take necessary measures, it shall be jointly and severally liable with the said internet user for such infringement.

Regulations on Online Advertising Services

In 1994, the National People’s Congress promulgated the PRC Advertising Law as amended in 2015 and most recently in 2018. The PRC Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for industry and commerce at and above the county level are in charge of supervision and administration of advertising.

Besides, in 2016, the PRC State Administration for Industry and Commerce, which is the predecessor of the PRC State Administration for Market Regulation, promulgated the Interim Measures for the Administration of Internet Advertising, effective as of 2016, specifying requirements that advertisers shall meet while operating advertising business online. Pursuant to the interim measures, “internet advertising” refers to advertisements that promotes commodities or services and are (i) in the forms of texts, pictures or videos which contain links; (ii) e-mail advertisements; (iii) paid search advertisements; (iv) advertisements in commercial display (except for the display of the information which shall be provided by business operators to consumers according to laws, regulations and rules); or (v) other commercial advertisements via internet. Internet advertisers shall be responsible for the authenticity of the advertising contents. The identity, administrative license, cited information and other certificates that the advertisers are required to have in publishing internet advertisements shall be true, lawful and valid.

Regulations on Intellectual Property Rights

Copyright

According to the PRC Copyright Law, promulgated by the National People’s Congress in 1990 and last amended on November 11, 2020 to be effective on June 1, 2021, and its related Implementing Regulations issued by the State Council in 2002, last amended and became effective in March 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners.

The PRC National Copyright Administration and Ministry of Information Industry jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet in 2005. These measures are formulated to strengthen the administrative protection of the right of communication through information network in internet information services. Where a copyright owner finds any content communicated through internet infringes upon his/its copyright, and sends a notice to the internet information service provider or any other institution entrusted, the internet information service provider shall immediately take measures to remove the relevant contents, and preserve the copyright owner’s notice for 6 months. When imposing administrative penalties upon the act which infringes upon any user’s right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

In 2006, the State Council promulgated the Regulations on Protection of Information Network Transmission Right, as amended and effective in March 2013. Pursuant to the regulations, where a rights holder is of the opinion that the works, performances, audio and video products involved in the services of a network service provider which provide information storage space or searching or linking services infringe upon its information network transmission right or are being deleted or its digital rights management information have been altered, the rights holder may notify the network service provider in writing and request the network service provider to delete such works, performances, audio and video products or to remove the links to such works, performances, audio and video products.

Trademark

According to the PRC Trademark Law adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, as well as the Implementation Regulation of the Trademark Law of the PRC,

adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. Conducts that constitute an infringement of the exclusive right to use a registered trademark include, but are not limited to, using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, and selling goods that violate the exclusive right to use a registered trademark. Pursuant to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Patent

In accordance with the PRC Patent Law, which was promulgated in 1984 and last amended on October 17, 2020 by the National People’s Congress to become effective on June 1, 2021, and its Implementation Rules promulgated in 1985 and last amended in 2010 by the State Council, patent is divided in to three categories: invention patent, design patent and utility model patent. The duration of invention patent right is 20 years, and the duration of design patent right is 15 years, and the duration of utility model patent right is ten years, which are all calculated from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities.

Domain names

In 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective in November 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MIIT in 2004. The measures adopt a “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. In 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulated that an internet access service provider shall, pursuant to requirements stated in the PRC Anti-Terrorism Law and the PRC Cybersecurity Law, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.

Regulations on Internet Information Security

The Decisions on Protection of Internet Security enacted by the National People’s Congress in 2000, as amended in 2009, provide that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal liabilities: (i) intrusion into a strategically significant computer or system; (ii) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby destroying the computer system and the communications networks; (iii) violating national regulations, suspending the computer networks or the communication services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

In 2005, the Ministry of Public Security promulgated the Provisions on Technical Measures for the Internet Security Protection, which provides that internet service providers to take proper measures including anti-virus, data back-up, keeping records of certain information such as the login-in and exit time of uses, and other related measures, and to keep records of certain information about their users for at least 60 days, and detect illegal information. According to these measures, operators that hold value-added telecommunications service license must regularly update the information security and content control systems of their websites, and shall also report any public dissemination of prohibited content to the local public security authorities.

In 2016, the National People’s Congress promulgated the PRC Cybersecurity Law, effective as of June 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. The PRC Cybersecurity Law defines “network” as a system comprising computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with specific rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

Regulations on Internet Information Security and Privacy Protection

Pursuant to the Decisions on Strengthening the Protection of Online information, issued by the National People’s Congress in 2012 and the Protection Provisions for the Personal Information of Telecommunications and Internet Users promulgated by the MIIT in 2013, telecommunication business operators and internet service providers are required to set up their own rules for collecting and use of internet users’ information and are prohibited from collecting or use such information without consent from users. Moreover, telecommunication business operators and internet service providers shall strictly keep users’ personal information confidential and shall not divulge, tamper with, damage, sell or illegally provide others with such information.

In 2015, the Cyberspace Administration of China promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

Regulations on Dividend Distribution

The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and most recently amended in 2018, and the Foreign Investment Law and its Implementing Regulations. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years, if any, have been offset. In addition, a PRC company is required to allocate at least 10% of its respective accumulated after-tax profits each year to fund certain statutory reserve funds until the aggregate amount of such reserve funds reach 50% of its registered capital. A PRC company may also allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE issued the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to the notice, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency.

In July 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPV, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect in June 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

In March 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect in June 2015, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. In June 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and

Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

Regulations on Tax

Enterprise income tax

In 2007, the Standing Committee of the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was most recently amended in December 2018. In 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC which was amended in April 2019, or collectively, the PRC Enterprise Income Tax Law. Under the PRC Enterprise Income Tax Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC.

Under the PRC Enterprise Income Tax Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Pursuant to the PRC Enterprise Income Tax Law, the enterprise tax rate of a high and new technology enterprise, or HNTE, is 15%. According to the Administrative Measures for the Recognition of HNTEs, effective in January 2008 and amended in January 2016, for each entity accredited as HNTE, its status is valid for three years if it meets the qualifications for HNTE on a continuing basis during such period.

Value-added tax

In 1993 the State Council issued the PRC Provisional Regulations on Value-added Tax, which was most recently amended in November 2017, and in 1993, the Ministry of Finance issued the Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-added Tax, which was most recently amended in October 2011. According to those, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to value-added tax, or VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period.

In 2016, the Ministry of Finance and the State Taxation Administration jointly issued the Notice on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax, which was partly amended by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, according to which the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since 2016.

According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting the Value-added Tax Rate effective in May 2018, the VAT tax rates on sales, imported goods that were previously subject to 17% and 11% are now adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019 and came into effect on April 1, 2019, the VAT tax rates on sales, imported goods that were previously subject to 16% and 10% are now adjusted to 13% and 9%, respectively.

Dividend withholding tax

The PRC Enterprise Income Tax Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Administration of Taxation on Issues Relating to the Implementation of Dividend Clauses in Tax Treaties issued in 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued in 2018 and effective in April 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This notice further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits.

Tax on indirect transfer

In 2015, the State Taxation Administration issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or State Taxation Administration Circular 7. According to State Taxation Administration Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of

PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. Therefore, gains derived from such indirect transfer may be subject to PRC enterprise income tax.

When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to State Taxation Administration Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The State Taxation Administration Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

In 2017, the State Taxation Administration issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the State Taxation Administration Circular 37, most recently amended in 2018, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of State Taxation Administration Circular 7. State Taxation Administration Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

The PRC Labor Law, which was promulgated by the National People’s Congress in 1994, and amended in 2009 and 2018, provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. Employers must establish and improve the system for occupational safety and healthcare, provide training on occupational safety and healthcare to employees, comply with national and local regulations on occupational safety and healthcare, and provide necessary labor protective supplies to employees.

The PRC Labor Contract Law, which was promulgated by the National People’s Congress in 2007, amended in 2012 and came into effect in 2013, and the Implementation Regulations on Labor Contract Law which was promulgated by the State Council and came into effect in 2008, stipulate the relations of employer and the employee, and contain specific provisions including but not limited to the probationary period and liquidated damages to protect the rights and interests of the employees.

The PRC Social Insurance Law issued by the National People’s Congress in 2010, effective in 2011 and last amended in 2018, provides that an employee shall participate in five types of social insurance funds, including pension insurance, medical insurance, unemployment insurance, maternity insurance and occupational injury insurance. The premiums for maternity insurance and occupational injury insurance are paid by the employer, while the premiums for pension insurance, medical insurance and unemployment insurance are paid by both the employer and the employee. If the employer fails to fully contribute to social insurance funds on time, the collection agency for such social insurance may demand the employer to make full payment or to pay the shortfall within a set period and collect a late charge. If the employer fails to pay after the due date, the relevant government administrative body may impose a fine on the employer.

The Regulation on the Administration of Housing Provident Funds issued by the State Council in 1999 and last revised in 2019 provides that enterprises must register with the competent managing center for housing funds and shall contribute to the Housing Provident Fund for any employee on its payroll. Where an employer fails to pay up housing provident funds within the prescribed time limit, the employer may be fined and ordered to make payment within a certain period.

Regulations on Anti-Monopoly

The PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council in 2008, and most recently amended in 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China.

In 2009, the Ministry of Commerce issued the Measures for Declaration of Concentration of Undertakings, which became effective in 2010. On October 23, 2020, the Ministry of Commerce further issued the Measures for Examination and Approval of Concentration of Business Operators which became effective on December 1, 2020. According to the measures, concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

In February 2021, the Anti-monopoly Bureau of State Administration for Market Regulation published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-monopoly Guidelines further clarified the calculation of the thresholds for declaring concentration of online platform operators, as well as the evaluation of the effect of the concentration of online platform operators on competition.

Regulations on M&A and Overseas Listings

In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on in 2006 and most recently amended in 2009. Foreign investors shall abide by the M&A Rules, when purchasing equity interests or subscribing the increased capital of a domestic company, and thus changing the nature of the company from a domestic one to a foreign-invested enterprise; or when establishing a foreign-invested enterprise directly in the PRC and operating the assets purchased from a domestic company; or when purchasing the assets of a domestic company, establishing a foreign-invested enterprise by injecting such assets and then operating the assets.

The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law partially replaced the M&A Rules in its rules on foreign investors to acquire non-related domestic company stocks or assets, while the equity or assets acquisition of an affiliated domestic company by a foreign investor shall still be subject to the M&A Rules.

In 2011, the Ministry of Commerce issued the Provisions on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, according to which mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Dandan Shan	45	Founder, Chairperson of the Board of Directors and Chief Executive Officer
Guanling Chen	46	Director and Chief Technology Officer
Sensen (Leslie) Liu	39	Director and Chief Financial Officer
Zhaoming (Beck) Chen*	38	Independent Director Appointee
Yinyu Ye*	73	Independent Director Appointee

Note:

*

Each of Zhaoming (Beck) Chen and Yinyu Ye has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Ms. Dandan Shan is our founder and has served as our director and chief executive officer since our inception. Ms. Shan has over 20 years of experience in the transportation and logistics industry as well as in the internet industry. Prior to founding ForU Worldwide, Ms. Shan co-founded a technology company and worked there from 2010 to 2013. Prior to that, Ms. Shan founded a logistics company and served as its chief executive officer from 2007 to 2010. Ms. Shan worked at the Nanjing Lukou International Airport from 1996 to 2007. Ms. Shan received her degree in marketing from Nanjing University of Aeronautics and Astronautics in 1996.

Dr. Guanling Chen has served as our chief technology officer since January 2018 and as our director since March 2021. Prior to joining us, Dr. Chen served as a tenured associate professor in computer science at the University of Massachusetts Lowell from 2011 to 2017 and as an assistant professor there from 2005 to 2011. From 2004 to 2005, Dr. Chen was a postdoctoral fellow at Dartmouth College, where he received his Ph.D. in computer science in 2004. Dr. Chen received his bachelor’s degree from Nanjing University in 1997.

Mr. Sensen (Leslie) Liu has served as our chief financial officer since August 2019 and as our director since March 2021. Prior to joining us, Mr. Liu held various positions at Didi Chuxing, a leading mobile transportation platform in China, from 2015 to 2019, including serving as an executive finance director and the chief financial officer of Didi’s international business. Prior to that, Mr. Liu served as a senior audit manager at the Toronto and Shanghai offices of Deloitte, which he joined in 2006. Mr. Liu has been a member of the American Institute of Certified Public Accountant and the Certified Internal Auditor. Mr. Liu received his bachelor’s degree in management from McMaster University in 2006.

Mr. Zhaoming (Beck) Chen will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chen has served as the chief financial officer of Dada Nexus Limited, a Nasdaq-listed local on-demand delivery and retail platform in China, since December 2018. From 2012 to 2018, Mr. Chen served as the chief financial officer of Baozun, a Nasdaq-listed e-commerce service partner in China. Prior to that, Mr. Chen served as the finance controller at LaShou Group, an online social commerce company in China, from 2011 to 2012. From 2004 to 2011, Mr. Chen worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an audit manager. Mr. Chen currently serves as an independent director of DouYu, a Nasdaq-listed game-centric live streaming platform in China. Mr. Chen obtained a bachelor’s degree in economics from Fudan University. Mr. Chen is a member of Chinese Institute of Certified Public Accountants and a CFA charterholder.

Professor Yinyu Ye will serve as our independent director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Professor Ye is the K. T. Li Chair Professor of Engineering at the Department of Management Science and Engineering, Stanford University. Professor Ye is a well-recognized scholar in areas such as operations research and artificial intelligence and has led a broader range of government and industrial projects including Boeing, American Express, Oracle, and IBM, focusing on business analytics, sensor network, big data, risk management, electronic commerce, and Internet economics. Professor Ye received his bachelor’s degree in system and control from Huazhong University of Science and Technology in 1982, his master’s degree in engineering-economic systems from Stanford University in 1984, and his Ph.D. major in engineering-economics systems and minor in operational research from Stanford University in 1988.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq rules and disqualification by the chairperson of the relevant board meeting, a director may vote with respect to any contract or transaction or proposed contract or transaction in which he may be interested, provided that (i) such director has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may at their discretion exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future), and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds and other securities whether outright or as collateral security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Zhaoming (Beck) Chen and Yinyu Ye. Zhaoming (Beck) Chen will be the chairperson of our audit committee. We have determined that Zhaoming (Beck) Chen and Yinyu Ye each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Zhaoming (Beck) Chen qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of Dandan Shan, Zhaoming (Beck) Chen, and Yinyu Ye. Dandan Shan will be the chairperson of our compensation committee. We have determined that Zhaoming (Beck) Chen and Yinyu Ye satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Dandan Shan, Zhaoming (Beck) Chen, and Yinyu Ye. Dandan Shan will be the chairperson of our nominating and corporate governance committee. Zhaoming (Beck) Chen and Yinyu Ye satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director’s office shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB7.4 million (US$1.1 million) in cash to our executive officers and directors and granted no share awards to them. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2018 Global Share Plan

In June 2018, our shareholders and board of directors approved a 2018 Global Share Plan I which was amended and restated in April 2021, or the 2018 Plan, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of the Company and to promote the success of our business. The maximum aggregate number of ordinary share which may be issued pursuant to all awards under the 2018 Plan is 119,922,812. As of the date of this prospectus, awards to purchase 95,224,450 ordinary shares under the 2018 Plan have been granted and remain outstanding with a weighted average exercise price of US$0.11, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2018 Plan.

Type of Awards.    The plan permits the awards of options and restricted shares.

Plan Administration.    Ms. Dandan Shan, our founder, chairperson and chief executive officer administers the plan by determining, among others, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award granted.

Award Agreement.    Awards granted under the plan are evidenced by an option award agreement or a restricted share purchase agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.    We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive stock options only to our employees and employees of our subsidiaries.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards.    The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant.

Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment.    Unless terminated earlier, the plan has a term of ten years from the later of its effectiveness date or the date of the most recent board approval of an increase in the number of shares reserved for issuance under the plan. Our board of directors has the authority amend, alter, suspend, or terminate the plan. Any amendment to the plan, however, is subject to shareholder approval to the extent necessary to comply with applicable law. However, without mutual consent between the participant and the plan administrator, no such action may materially and adversely impair the rights of any participant with respect to an outstanding award.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares;

The calculations in the table below are based on 1,023,689,745 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and              class A ordinary shares and              class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Each holder of class A ordinary shares is entitled to one vote per share and each holder of our class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares	% of Beneficial Ownership†	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of aggregate voting power††
Directors and Executive Officers**:
Dandan Shan(1)	131,303,045	12.8
Guanling Chen(2)	14,000,000	1.3
Sensen (Leslie) Liu	*	*
Zhaoming (Beck) Chen***	—	—
Yinyu Ye***	—	—
All Directors and Executive Officers as a Group	147,657,045	14.2

Principal Shareholders:
Miracle Dream Investment Inc.(1)	131,303,045	12.8
Shanghai Dingxun Enterprise Management Consulting Partnership (Limited Partnership)(3)	124,439,212	12.2
LC Entities(4)	96,419,052	9.4
WELLINK INVESTMENTS LIMITED(5)	94,495,685	9.2
Shenzhen Yingxin Capital Phase I Investment Partnership (LLP)(6)	75,000,000	7.3
JD Amarantine Investment Limited(7)	64,600,568	6.3
Matrix Partners China V Hong Kong Limited(8)	53,412,152	5.2

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 10/F, Unit A, Jinyu Jiahua Mansion, No. 9 Shangdi 3rd Street, Haidian District, Beijing 100085, People’s Republic of China. The business address of Zhaoming (Beck) Chen is 22/F, Oriental Fisherman’s Wharf, No. 1088, Yangshupu Road, Shanghai, People’s Republic of China. The business address of Yinyu Ye is Huang Engineering Center 308, Stanford University, Stanford, CA 94305, United States.

***

Each of Zhaoming (Beck) Chen and Yinyu Ye has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F1, of which this prospectus is a part.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus on an as-converted basis is 1,023,689,745. The total number of class A and class B ordinary shares outstanding after the completion of this offering will be                 , including                 class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our class A and class B ordinary shares as a single class. Each holder of class B ordinary shares is entitled to twenty votes per share, subject to certain conditions, and each holder of our class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our class A ordinary shares and class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis.

(1)

Represents 130,250,000 class B ordinary shares and 1,053,045 Series Angel preferred shares held by Miracle Dream Investment Inc., a company incorporated in the British Virgin Islands and beneficially owned by Ms. Dandan Shan. The registered address of Miracle Dream Investment Inc. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the preferred shares held by Miracle Dream Investment Inc. will be converted into class A ordinary shares immediately prior to the completion of this offering.

(2)	Represents 14,000,000 class A ordinary shares Dr. Guanling Chen may purchase upon exercise of options within 60 days after the date of this prospectus.

(3)

Represents 75,000,000 Series B preferred shares, 44,090,909 Series C preferred shares and 5,348,303 Series C+ preferred shares held by Shanghai Dingxun Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership organized in the PRC. Shanghai Dingxun Enterprise Management Consulting Partnership (Limited Partnership) is wholly owned by Suzhou Zhongding No.4 Venture Capital Center (Limited Partnership), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) and Shanghai Zhongding Venture Capital Center (Limited Partnership). Li Yan and Tao Tang beneficially owned Shanghai Dingying Investment Management Center (Limited Partnership) and Shanghai Zhongding Venture Capital Center (Limited Partnership). The registered address of Shanghai Dingxun Enterprise Management Consulting Partnership (Limited Partnership) is Floor 1, Building 1, No. 251 Yaohua Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, People’s Republic of China. All the preferred shares held by Shanghai Dingxun Enterprise Management Consulting Partnership (Limited Partnership) will be converted into class A ordinary shares immediately prior to the completion of this offering.

(4)

Represents 58,387,015 Series C preferred shares, 10,069,314 Series C+ preferred shares, 2,852,972 Series C++ preferred shares and 8,514,665 Series E preferred shares held by LC Fund VII, L.P., a limited partnership organized under the laws of the Cayman Islands, and 6,006,924 Series C preferred shares, 627,292 Series C+ preferred shares, 177,733 Series C++ preferred shares and 634,236 Series E preferred shares held by LC Parallel Fund VII, L.P., a limited partnership organized under the laws of the Cayman Islands, and 9,148,901 Series E preferred shares held by LC Continued Fund IV, L.P., a limited partnership organized under the laws of the Cayman Islands. The major beneficial owners of LC Fund VII, L.P., LC Parallel Fund VII, L.P. and LC Continued Fund IV, L.P. (together, the LC Entities) include Linan Zhu, Hao Chen, Nengguang Wang and Jiaqing Li. The registered address of the LC Entities is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. All the preferred shares held by the LC Entities will be converted into class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents 94,495,685 Series D preferred shares held by WELLINK INVESTMENTS LIMITED, a company incorporated in Hong Kong which is beneficially owned by Bank of China (Hong Kong) Limited. The registered address of WELLINK INVESTMENTS LIMITED is 23/F, Bank of China Tower, 1 Garden Road, Hong Kong. All the preferred shares held by WELLINK INVESTMENTS LIMITED will be converted into class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 75,000,000 Series A+ preferred shares held by Shenzhen Yingxin Capital Phase I Investment Partnership (LLP), a limited liability partnership organized under PRC laws. Jingfeng Lin and Jun Zhang beneficially own 41.5% and 25.3% of the equity interests of Shenzhen Yingxin Capital Phase I Investment Partnership (LLP), respectively. The registered address of Shenzhen Yingxin Capital Phase I Investment Partnership (LLP) is Room 201, Building A, No.1 Qianwan One Road, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen, Guangdong Province, People’s Republic of China. All the preferred shares held by Shenzhen Yingxin Capital Phase I Investment Partnership (LLP) will be converted into class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 23,398,826 Series B preferred shares, 29,415,667 Series C+ preferred shares and 11,786,075 Series C++ preferred shares held by JD Amarantine Investment Limited, a company incorporated in the British Virgin Islands. JD

Amarantine is wholly owned by Jingdong Express international limited, which is wholly owned by JD Logistics, Inc., a company incorporated in the Cayman Islands. The registered address of JD Amarantine Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. All the preferred shares held by JD Amarantine Investment Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

(8)

Represents 11,946,955 Series Angel preferred shares and 35,975,857 Series D preferred shares held by Matrix Partners China V Hong Kong Limited, a company incorporated in Hong Kong. Matrix Partners China V, L.P. and Matrix Partners China V-A, L.P. beneficially own the equity interests of Matrix Partners China V Hong Kong Limited. Matrix Partners China V, L.P. and Matrix Partners China V-A, L.P. are managed by Matrix China V GP GP, Ltd. Timothy A. Barrows, David Zhang, David Su and Harry Ho Kee Man are directors of Matrix China V GP GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China V, L.P. and Matrix Partners China V-A, L.P. The registered address of Matrix Partners China V Hong Kong Limited is 53/F, The Center 99, Queen’s Road Central, Hong Kong. All the preferred shares held by Matrix Partners China V Hong Kong Limited will be converted into class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and Its Shareholders

See “Corporate History and Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

2018 Global Share Plan

See “Management—2018 Global Share Plan.”

Other Transactions with Related Parties

Transactions with entities affiliated with JD.com.    We had related party transactions with JD Logistics, Inc., or JD Logistics, the parent company of one of our principal shareholders, and its subsidiaries, as well as Jiangsu JD Information Technology Co., Ltd. JD Logistics and Jiangsu JD Information Technology Co., Ltd. are under common control of JD.com, Inc. We had transportation services revenues from Jiangsu JD Information Technology Co., Ltd. in the amount of RMB588.1 million, RMB791.8 million (US$120.8 million) and RMB272.4 million (US$41.6 million) in 2019 and 2020 and for the three months ended March 31, 2021, respectively. We had transportation services revenues from JD Logistics and its subsidiaries in the amount of zero, RMB16.7 million (US$2.5 million) and RMB9.8 million (US$1.5 million) in 2019 and 2020 and for the three months ended March 31, 2021, respectively. As of December 31, 2019 and 2020 and March 31, 2021, we had amounts due from Jiangsu JD Information Technology Co., Ltd. of RMB180.6 million, RMB253.0 million (US$38.6 million) and RMB273.3 million (US$41.7 million), respectively, and amounts due from JD Logistics and its subsidiaries of RMB3.1 million, RMB11.0 million (US$1.7 million) and RMB13.6 million (US$2.1 million), respectively, in connection with the accounts receivable for transportation services within the ordinary collection period.

Transactions with Ms. Dandan Shan.    As of December 31, 2019 and 2020 and March 31, 2021, we had amounts due to Ms. Dandan Shan, our chairperson and chief executive officer, of RMB291 thousand, zero, and zero, respectively.

Transactions with Mr. Hongxin Wang.    As of December 31, 2019 and 2020 and March 31, 2021, we had amounts due to Mr. Hongxin Wang, our former director, of RMB3.7 million, zero, and zero, respectively.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$100,000 divided into 2,000,000,000 shares, par value of US$0.00005 each, comprising of 964,315,753 class A ordinary shares, 130,250,000 class B ordinary shares, 40,000,000 Series Angel preferred shares, 47,500,000 Series A preferred shares, 75,000,000 Series A+ preferred shares, 137,500,000 Series B preferred shares, 132,537,879 Series C preferred shares, 58,831,334 Series C+ preferred shares, 69,094,422 Series C++ preferred shares, 161,992,603 Series D preferred shares, and 182,978,009 Series E preferred shares.

As of the date of this prospectus, 33,750,000 class A ordinary shares, 130,250,000 class B ordinary shares, 40,000,000 Series Angel preferred shares, 47,500,000 Series A preferred shares, 75,000,000 Series A+ preferred share, 137,500,000 Series B preferred shares, 132,537,879 Series C preferred shares, 58,831,334 Series C+ preferred shares, 69,094,422 Series C++ preferred shares, 161,992,603 Series D preferred shares, and 64,042,304 Series E preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$200,000 divided into 4,000,000,000 shares comprising of (i) 3,400,000,000 class A ordinary shares of a par value of US$0.00005 each, (ii) 200,000,000 class B ordinary shares of a par value of US$0.00005 each, and (iii) 400,000,000 shares of a par value of US$0.00005 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares will be converted into, and/or re-designated and re-classified, as class A ordinary shares on a one-for-one basis, save and except that the 130,250,000 class B ordinary shares held by Miracle Dream Investment Inc. will continue to be classified as class B ordinary shares. Following such conversion and/or re-designation, we will have                  class A ordinary shares issued and outstanding and                  class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a sixth amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are divided into class A ordinary shares and class B ordinary shares. Holders of our class A ordinary shares and class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of class B ordinary shares by a holder thereof to any person other than holders of class B ordinary shares or their affiliates, or upon a change of ultimate beneficial ownership of any class B ordinary share to any person who is not an affiliate of the holder thereof, such class B ordinary shares shall be automatically and immediately converted into the same number of class A ordinary shares.

Dividends.    Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; and provided that in no circumstances may a dividend be paid if that would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters subject to vote at our general meetings. Our class A ordinary shares and class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares.    Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and our register of mortgages and charges). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive forum.    Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our post-offering articles of association. See “Risk Factor—Risks Related to the ADSs and This Offering—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering memorandum articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Share Capital

The following is a summary of changes in our share capital in the past three years.

Ordinary shares

On August 2, 2018, we issued 14,547,384 ordinary shares to Skycus China Fund, L.P., for a consideration of US$9,000,000.

On April 21, 2021, we re-designated and re-classified all of our issued and outstanding ordinary shares as 33,750,000 class A ordinary shares, except 130,250,000 ordinary shares held by Miracle Dream Investment Inc., which were re-designated and re-classfied as class B ordinary shares.

Preferred shares

On August 2, 2018, we issued (i) 34,853,108 Series C++ preferred shares to Skycus China Fund, L.P., for a consideration of US$23,000,000; (ii) 15,153,525 Series C++ preferred shares to Prospect Avenue Capital Limited Partnership for a consideration of US$10,000,000; (iii) 11,786,075 Series C++ preferred shares to JD Amarantine Investment Limited for a consideration of US$7,000,000; (iv) 2,852,972 Series C++ preferred shares to LC Fund VII, L.P. for a consideration of US$1,882,712; (v) 177,733 Series C++ preferred shares to LC Parallel Fund VII, L.P. for a consideration of US$117,288; and (vi) 4,271,009 Series C++ preferred shares to China Logistic Investment Holding (1) Limited for a consideration of US$2,818,492.

On December 5, 2018, we issued (i) 11,946,955 Series Angel preferred shares to Matrix Partners China V Hong Kong Limited for a consideration of US$7,884,990.30; (ii) 94,495,685 Series D preferred shares to WELLINK INVESTMENTS LIMITED for a consideration of US$70,000,000; (iii) 35,975,857 Series D preferred shares to Matrix Partners China V Hong Kong Limited for a consideration of US$26,650,000; and (iv) 31,521,061 Series D preferred shares to Prospect Avenue Capital Limited Partnership for a consideration of US$23,350,000.

On April 21, 2021, we issued 25,000,000 Series Angel preferred shares to Ningbo Meihua Shunshi Angel Investment Partnership (Limited Partnership) in consideration of the same amount of Series Angel preferred shares surrendered by its affiliate, Plum Angel Investment Co., Ltd. On April 28, 2021, we issued 75,000,000 Series B preferred shares, 44,090,909 Series C preferred shares and 5,348,303 Series C+ preferred shares to Shanghai Dingxun Enterprise Management Consulting Partnership (Limited Partnership) in consideration of the same amount of Series B, Series C and Series C+ preferred shares surrendered by its affiliate, Eastern Bell XI Investment Limited.

On April 21, 2021, we issued (i) 9,148,901 Series E preferred shares to Parantoux Grand Master SPC for a consideration of US$10,000,000; (ii) 27,446,701 Series E preferred shares to POLY

PLATINUM ENTERPRISES LIMITED for a consideration of US$30,000,000; (iii) 3,659,560 Series E preferred shares to ALPHA ROUTE LIMITED for a consideration of US$4,000,000; (iv) 5,489,340 Series E preferred shares to Matrix Partners China V Hong Kong Limited for a consideration of US$6,000,000; (v) 8,514,665 Series E preferred shares to LC Fund VII, L.P. for a consideration of US$9,306,763; (vi) 634,236 Series E preferred shares to LC Parallel Fund VII. L.P. for a consideration of US$693,237; and (vii) 9,148,901 Series E preferred shares to LC Continued Fund IV, L.P. for a consideration of US$10,000,000. We expect to close the remainder of the Series E financing and issue certain Series E preferred shares to certain investors for an aggregate consideration of up to US$130,000,000 prior to the completion of this offering.

Shareholders Agreement

We entered into our fourth amended and restated shareholders agreement on April 21, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The third amended and restated shareholders agreement provides for certain shareholders’ rights, including registration rights, information and inspection rights, rights of participation, co-sale rights, drag-along rights, and assignment and amendment rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights and certain information rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration rights

We have granted certain registration rights to our shareholders who hold our preferred shares or warrants to purchase preferred shares as of the date of this prospectus. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights.    At any time after the earlier of (i) December 31, 2021 or (ii) six months following the closing of this offering, holders of at least ten percent of the ordinary shares issued or to be issued upon conversion of the preferred shares (assuming the full exercise of warrants to purchase preferred shares) held by all such holders, or registrable securities, may request in writing that we effect a registration of the registrable securities. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders a certificate signed by our chief executive officer or president. However, we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any twelve-month period and cannot register any other securities during such 90-day period. We are obligated to effect no more than three demand registrations that have been declared and ordered effective.

Piggyback Registration Rights.    If we propose to file a registration statement under the Securities Act for purposes of effectuating a public offering of our securities, we should notify all holders of our registrable securities in writing at least 30 days prior to filing of such registration statement and, upon the written request of any holder given within 10 business days after delivery of such notice, we should include in such registration the registrable securities requested to be registered by such holders, subject to certain limitations if the proposed registration is underwritten.

Registration on Form F-3.    After our initial public offering, we shall user our best efforts to qualify for registration on Form F-3. If we are qualified to use Form F-3, holders of our registrable securities have a right to request in writing that we effect a registration statement on Form F-3 with respect to all or a party of the registrable securities they hold. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders a certificate signed by our chief executive officer or president. However, we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any twelve-month period and cannot register any other securities during such 90-day period.

Expenses of Registration.    We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of the registrable securities.

Termination of Obligations.    The shareholders’ registration rights will terminate (i) five years after the date of closing of this offering, or (ii) if, in the opinion of our counsel, all registrable securities proposed to be sold by a holder may then be sold under Rule 144 of the Securities Act in one transaction without exceeding the volume limitations thereunder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. – Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-            when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,            Class A ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC, which nominee will be the only “holder” of such ADSs for purposes of the deposit agreement and any applicable ADR. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to- Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting Class A ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A ordinary shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination, and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A ordinary shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in the section of this prospectus titled “Description of Share Capital”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:

•

In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary bank will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to US$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share ratio, or for any other reason)	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to US$0.05 per ADS (or fraction thereof) converted

As an ADS holder, you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders of ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to accurately determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any act or omission of or information provided by DTC or any DTC participant.

•	The depositary shall not be liable for acts or omissions of any successor depositary in connection with any matter arising wholly after the resignation or removal of the depositary.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, including regulations of any stock exchange or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder or beneficial holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•

We and the depositary disclaim liability arising out of losses, liabilities, taxes, charges or expenses resulting from the manner in which a holder or beneficial owner of ADSs holds ADSs, including resulting from holding ADSs through a brokerage account.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have submitted an application to list the ADSs on the Nasdaq Stock Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that (together with any sales aggregated with them) does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal              class A ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of CM Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder meeting minutes are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that ForU Worldwide Inc. is not a PRC resident enterprise for PRC tax purposes. ForU Worldwide Inc. is a company incorporated outside of the PRC. ForU Worldwide Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that ForU Worldwide Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of

China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that ForU Worldwide Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ForU Worldwide Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ForU Worldwide Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, ForU Worldwide Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Circular 7 and SAT Circular 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and SAT Circular 37, and we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37, or to establish that we should not be taxed under these Circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	holders that actually or constructively own ADSs or class A ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the projected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our class A ordinary shares), which we have submitted an application to list on the Nasdaq Stock Market will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rate of taxation described in the preceding paragraph.

Dividends paid on our ADSs or class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or class A ordinary shares), and (ii) any gain recognized on the sale or other disposition of ADSs or class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or class A ordinary shares;

•

the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to the resulting tax deemed deferred will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or class A ordinary shares and any of our subsidiaries, our consolidated VIE or any subsidiaries of our consolidated VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIE or any subsidiaries of our consolidated VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our class A ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Stock Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or class A ordinary shares if we are or become a PFIC.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., UBS Securities LLC and China International Capital Corporation Hong Kong Securities Limited are acting as the representatives of the underwriters.

Underwriters	Number of ADSs

Total:

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road Central, Hong Kong. The address of UBS Securities LLC is 1285 Avenue of the Americas, New York, NY 10019, U.S.A. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

[We, our officers, directors, existing shareholders and option holders] have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the ADSs on the Nasdaq Stock Market under the symbol “FOYO.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

[The underwriters do not intend sales to discretionary accounts to exceed         % of the total number of ADSs offered by them.]

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the ADSs offered by this prospectus for sale to certain of our directors, officers, employees, business associates and other persons associated with us. Pursuant to the underwriting agreement, the sales will be made by              through the Directed Share Program. If these persons purchase reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Any ADSs sold in the Directed Share Program to a party who has entered into a lock-up agreement shall be subject to the provisions of such lock-up agreement.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs    in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any ADSs at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, this offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the this offering and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by CM Law Firm and for the underwriters by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and CM Law Firm with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F, DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

FORU WORLDWIDE INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2020 and March 31, 2021	F-55 - F-58
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2020 and 2021	F-59
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the Three Months Ended March 31, 2020 and 2021	F-60
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2020 and 2021	F-61 - F-62
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-63 - F-95

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ForU Worldwide Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ForU Worldwide Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 10, 2021

We have served as the Company’s auditor since 2019.

FORU WORLDWIDE INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
ASSETS
Current assets:
Cash and cash equivalents	450,153	489,207	74,668
Restricted cash	500,562	22,162	3,383
Short-term investments	17,789	6,525	996
Contract assets	16,927	16,717	2,552
Accounts receivable, net of allowance of RMB47,079 and RMB42,650 as of December 31, 2019 and 2020, respectively	524,033	544,140	83,052
Short-term financing receivables, net of allowance of RMB165 and RMB538 as of December 31, 2019 and 2020, respectively	89,550	62,899	9,600
Amounts due from related parties, net of allowance of RMB3,097 and RMB29 as of December 31, 2019 and 2020, respectively	183,667	264,078	40,306
Prepayments and other current assets	137,778	89,540	13,665

Total current assets	1,920,459	1,495,268	228,222

Non-current assets:
Property and equipment, net	6,037	3,781	577
Right-of-use assets	22,872	16,496	2,518
Deferred tax assets	864	1,079	165
Long-term financing receivables, net of allowance of RMB189 and RMB91 as of December 31, 2019 and 2020, respectively	74,169	24,021	3,666
Intangible assets, net	1,030	465	71
Other non-current assets	17,112	3,367	514

Total non-current assets	122,084	49,209	7,511

TOTAL ASSETS	2,042,543	1,544,477	235,733

FORU WORLDWIDE INC.

CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
LIABILITIES
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB208,996 and RMB261,665 as of December 31, 2019 and 2020, respectively)	215,788	266,050	40,607
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,030 and nil as of December 31, 2019 and 2020, respectively)	4,030	—	—
Salary and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB38,931 and RMB33,954 as of December 31, 2019 and 2020, respectively)	81,208	90,660	13,837
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB745,993 and RMB339,012 as of December 31, 2019 and 2020, respectively)	750,992	344,012	52,506
Current portion of lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,046 and RM5,218 as of December 31, 2019 and 2020, respectively)	8,900	9,692	1,479
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB444 and RMB2,908 as of December 31, 2019 and 2020, respectively)	444	2,908	444
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB84,954 and RMB97,469 as of December 31, 2019 and 2020, respectively)	99,924	116,163	17,731

Total current liabilities	1,161,286	829,485	126,604

Non-current liabilities:
Non-current portion of lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB6,891 and RMB4,021 as of December 31, 2019 and 2020, respectively)	14,254	6,793	1,037
Long-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB62,544 and nil as of December 31, 2019 and 2020, respectively)	62,544	—	—

Total non-current liabilities	76,798	6,793	1,037

TOTAL LIABILITIES	1,238,084	836,278	127,641

Commitments and contingencies (Note 19)

FORU WORLDWIDE INC.

CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
MEZZANINE EQUITY
Series Angel convertible redeemable preferred shares(US$0.00005 par value; 40,946,955 shares authorized as of December 31,2019 and 2020, respectively; 40,000,000 issued and outstanding with redemption value of 58,839 and 63,560 as of December 31, 2019 and 2020, respectively)	81,156	85,895	13,110
Series A convertible redeemable preferred shares (US$0.00005 par value; 47,500,000 shares authorized as of December 31,2019 and 2020, respectively, 47,500,000 issued and outstanding with redemption value of 21,128 and 22,820 as of December 31, 2019 and 2020, respectively)	45,714	45,714	6,977
Series A+ convertible redeemable preferred shares(US$0.00005 par value; 75,000,000 shares authorized as of December 31,2019 and 2020, respectively, 75,000,000 issued and outstanding with redemption value of 60,151 and 64,964 as of December 31, 2019 and 2020, respectively)	77,336	77,336	11,804
Series B convertible redeemable preferred shares (US$0.00005 par value; 137,500,000 shares authorized as of December 31, 2019 and 2020, respectively; 137,500,000 issued and outstanding with redemption value of 135,825 and 146,694 as of December 31, 2019 and 2020, respectively)	164,220	165,534	25,265
Series C convertible redeemable preferred shares (US$0.00005 par value; 132,537,879 shares authorized as of December 31, 2019 and 2020, respectively, 132,537,879 issued and outstanding with redemption value of 295,668 and 319,579 as of December 31, 2019 and 2020, respectively)	295,668	319,579	48,777
Series C+ convertible redeemable preferred shares (US$0.00005 par value; 58,831,334 shares authorized as of December 31, 2019 and 2020, respectively, 58,831,334 issued and outstanding with redemption value of 182,163 and 196,390 as of December 31, 2019 and 2020, respectively)	182,163	196,390	29,975
Series C++ convertible redeemable preferred shares(US$0.00005 par value; 69,094,422 shares authorized as of December 31, 2019 and 2020, respectively; 69,094,422 issued and outstanding with redemption value of 343,717 and 371,580 as of December 31, 2019 and 2020, respectively)	343,717	371,580	56,714
Series D convertible redeemable preferred shares (US$0.00005 par value; 161,992,603 shares authorized as of December 31, 2019 and 2020, respectively; 161,992,603 issued and outstanding with redemption value of 884,593 and 956,346 as of December 31, 2019 and 2020, respectively)	884,593	956,346	145,968

TOTAL MEZZANINE EQUITY	2,074,567	2,218,374	338,590

FORU WORLDWIDE INC.

CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
SHAREHOLDERS’ DEFICIT
ForU Worldwide Inc. shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 1,276,596,807 shares authorized as of December 31, 2019 and 2020, respectively, 164,000,000 ordinary shares issued and outstanding as of December 31, 2019 and 2020)	56	56	9
Additional paid-in capital	—	—	—
Statutory reserves	5,974	12,617	1,926
Accumulated other comprehensive income(loss)	14,065	(2,445)	(373)
Accumulated deficit	(1,290,021)	(1,519,023)	(231,849)

Total ForU Worldwide Inc. shareholders’ deficit	(1,269,926)	(1,508,795)	(230,287)
Non-controlling interests	(182)	(1,380)	(211)

TOTAL SHAREHOLDERS’ DEFICIT	(1,270,108)	(1,510,175)	(230,498)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	2,042,543	1,544,477	235,733

The accompanying notes are an integral part of the consolidated financial statements.

FORU WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$ (Note 2.5)
Revenues:
Transportation services	3,353,516	3,528,970	538,626
Other services	37,472	36,952	5,640

Total revenues	3,390,988	3,565,922	544,266

Costs and expenses:
Cost of revenues	(3,402,415)	(3,458,276)	(527,836)
Operations and support	(22,656)	(25,935)	(3,958)
Sales and marketing	(91,794)	(97,694)	(14,911)
General and administrative	(117,758)	(102,875)	(15,702)
Research and development	(75,502)	(66,533)	(10,155)

Total costs and expenses	(3,710,125)	(3,751,313)	(572,562)
Other operating income	111,975	79,473	12,130

Loss from operations	(207,162)	(105,918)	(16,166)
Interest income	16,247	8,259	1,261
Interest expenses	(44,773)	(27,326)	(4,171)
Foreign currency exchange loss	(3,601)	(1,495)	(228)
Other income, net	10,964	13,130	2,004

Loss before income tax expense	(228,325)	(113,350)	(17,300)
Income tax expense	(5,565)	(2,427)	(370)

Net loss	(233,890)	(115,777)	(17,670)
Less: Net income(loss) attributable to non-controlling interests shareholders	103	(1,198)	(183)

Net loss attributable to ForU Worldwide Inc.	(233,993)	(114,579)	(17,487)
Accretion on convertible redeemable preferred shares to redemption value	(131,136)	(143,807)	(21,949)

Net loss attributable to ForU Worldwide Inc.’s ordinary shareholders	(365,129)	(258,386)	(39,436)

Net loss	(233,890)	(115,777)	(17,670)

Other comprehensive income(loss):
Currency translation adjustments	7,785	(16,510)	(2,520)

Total comprehensive loss	(226,105)	(132,287)	(20,190)
Less: Comprehensive income(loss) attributable to non-controlling interests shareholders	103	(1,198)	(183)

Comprehensive loss attributable to ForU Worldwide Inc.	(226,208)	(131,089)	(20,007)
Accretion on convertible redeemable preferred shares to redemption value	(131,136)	(143,807)	(21,949)

Comprehensive loss attributable to ForU Worldwide Inc.’s ordinary shareholders	(357,344)	(274,896)	(41,956)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	123,000,000	164,000,000	164,000,000
Net loss per share attributable to ordinary shareholders
—Basic	(2.97)	(1.58)	(0.24)
—Diluted	(2.97)	(1.58)	(0.24)

The accompanying notes are an integral part of the consolidated financial statements.

FORU WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of ForU Worldwide Inc.
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Non-controlling Interests	Total Deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 31 December 2018	164,000,000	56	—	24	6,280	(981,666)	(975,306)	(285)	(975,591)
Net income(loss)	—	—		—	—	(233,993)	(233,993)	103	(233,890)
Share-based compensation	—	—	62,724	—	—	—	62,724	—	62,724
Accretion on convertible redeemable preferred shares to redemption value	—	—	(62,724)	—	—	(68,412)	(131,136)	—	(131,136)
Appropriation to statutory reserves	—	—	—	5,950		(5,950)	—	—	—
Currency translation adjustments	—	—	—	—	7,785	—	7,785	—	7,785

Balance at 31 December 2019	164,000,000	56	—	5,974	14,065	(1,290,021)	(1,269,926)	(182)	(1,270,108)

Net loss	—	—	—	—	—	(114,579)	(114,579)	(1,198)	(115,777)
Share-based compensation	—	—	36,027	—	—	—	36,027	—	36,027
Accretion on convertible redeemable preferred shares to redemption value	—	—	(36,027)	—	—	(107,780)	(143,807)	—	(143,807)
Appropriation to statutory reserves	—	—	—	6,643	—	(6,643)	—	—	—
Currency translation adjustments	—	—	—	—	(16,510)	—	(16,510)	—	(16,510)

Balance at 31 December 2020	164,000,000	56	—	12,617	(2,445)	(1,519,023)	(1,508,795)	(1,380)	(1,510,175)

The accompanying notes are an integral part of the consolidated financial statements.

FORU WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$ (Note 2.5)
Cash flows from operating activities:
Net loss	(233,890)	(115,777)	(17,670)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	2,520	2,840	433
Amortization of intangible assets	550	577	88
Provision for credit losses	4,349	7,370	1,125
Deferred income tax benefit	(25)	(215)	(33)
Foreign currency exchange loss	3,601	1,495	228
Share-based compensation expenses	62,724	36,027	5,499
Changes in assets and liabilities:
Contract assets and accounts receivable	(205,246)	(26,475)	(4,041)
Amounts due from related parties	(46,281)	(79,992)	(12,209)
Prepayments and other assets	10,071	63,547	9,699
Right-of-use assets	(16,272)	6,376	973
Accounts payable	(66,671)	50,262	7,671
Salary and welfare payable	28,199	9,452	1,443
Financing receivables	(53,314)	76,524	11,680
Lease liabilities	17,466	(6,669)	(1,018)
Other liabilities	(14,547)	18,703	2,855

Net cash provided by (used in) operating activities	(506,766)	44,045	6,723

Cash flows from investing activities:
Purchases of short-term investments	(558,875)	(159,651)	(24,368)
Maturities of short-term investments	544,020	170,915	26,087
Purchases of property, equipment and intangible assets	(2,285)	(596)	(91)
Prepayment for long-term investments	—	(2,500)	(381)

Net cash provided by (used in) investing activities	(17,140)	8,168	1,247

Cash flows from financing activities:
Proceeds from issuance of preferred shares	337,170	—	—
Proceeds from short-term borrowings	985,973	755,254	115,275
Repayments of short-term borrowings	(1,083,672)	(1,164,393)	(177,721)
Proceeds from long-term borrowings	68,000	—	—
Repayments of long-term borrowings	(23,292)	(60,385)	(9,217)
Repayments of borrowings from shareholders	—	(4,030)	(615)

Net cash provided by (used in) financing activities	284,179	(473,554)	(72,278)

Effect of exchange rate change on cash, cash equivalents and restricted cash	3,249	(18,005)	(2,748)

Net decrease in cash, cash equivalents and restricted cash	(236,478)	(439,346)	(67,056)

FORU WORLDWIDE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2019	2020	2020
	RMB	RMB	US$ (Note 2.5)
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	630,348	450,153	68,707
Restricted cash at the beginning of the year	556,845	500,562	76,400

Total	1,187,193	950,715	145,107

Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	450,153	489,207	74,668
Restricted cash at the end of the year	500,562	22,162	3,383

Total	950,715	511,369	78,051

Supplemental disclosures:
Cash paid for income taxes	(4,771)	(1,525)	(233)
Cash paid for interest	(47,864)	(29,930)	(4,568)
Non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	131,136	143,807	21,949

The accompanying notes are an integral part of the consolidated financial statements.

FORU WORLDWIDE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. Organization

(a) Principle activities and subsidiaries

ForU Worldwide Inc. (“the Company”) was incorporated in the Cayman Islands on November 6, 2014 under the Cayman Islands Companies Law as an exempted company and conducts its business mainly through its consolidated subsidiaries, variable interest entities (the “VIEs”) and the subsidiaries of the VIEs (collectively, the “Group”, “ForU”). The Group is principally engaged in providing freight transportation services through its technology-driven road freight platform aiming to improve the efficiencies of the road freight industry in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2020, the details of the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries
ForU Worldwide (HK) Limited (“ForU HK”)	November 14, 2014	Hong Kong	100%
Beijing ForU Duoduo Information Technology Co., Ltd. (“Beijing ForU Duoduo”)	May 18, 2015	PRC	100%
ForU (Dalian) Energy Co., Ltd.	August 30, 2018	PRC	80%
ForU Online (Tianjin) Commercial Factoring Co., Ltd.	November 26, 2018	PRC	100%
Tianjin ForU Duoduo Information Technology Co., Ltd	November 26, 2018	PRC	100%
Shanghai ForU Duoduo Information Technology Co., Ltd.	December 20, 2018	PRC	100%
Nanjing ForU Commercial Factoring Co., Ltd.	May 24, 2019	PRC	100%
ForU Information and Technology (HK) Limited	June 10, 2020	Hong Kong	100%
Tianjin Tonglian Zhihe Technology Co., Ltd.	July 2, 2020	PRC	100%
Beijing Tonglian Zhihe Technology Co., Ltd.	August 5,2020	PRC	100%
Shanghai Lianchong Information Technology Co., Ltd.	October 15, 2020	PRC	100%

VIEs
Nanjing ForU Online Electronic Commerce Co., Ltd. (“Nanjing ForU”)	October 12, 2013	PRC	100%
Beijing ForU Online Information Technology Co., Ltd. (“Beijing ForU Online”)	December 16, 2014	PRC	100%
Tianjin ChengheYun Technology Co., Ltd	June 15, 2020	PRC	100%

Subsidiaries of VIEs
Tianjin Fuxin Finance Leasing Co., Ltd.	September 22, 2017	PRC	80%
Anhui ForU Modern Logistics Co., Ltd.	December 21, 2017	PRC	100%
Beijing Fuzhi Freight Forwarding Co., Ltd.	June 26, 2018	PRC	100%
Tianjin ForU Modern Logistics Co., Ltd.	July 26, 2018	PRC	100%
Jiangsu Zerun Modern Logistics Co., Ltd.	December 25, 2018	PRC	100%
Zhika (Tianjin) Automobile Sales Co., Ltd.	June 6, 2019	PRC	100%
Beijing Fuqi Freight Forwarding Co., Ltd.	June 17, 2019	PRC	100%
Beijing Fushun Yunlian Technology Co., Ltd.	September 25, 2019	PRC	100%
Jiangsu Shunren Transportation Co., Ltd.	October 31, 2019	PRC	100%
Tianjin Yiyoufa Media Co., Ltd	July 1, 2020	PRC	100%
Tianjin Yuntianxia Technology Co., Ltd	July 1, 2020	PRC	100%
Tianjin Zhiyunduo Technology Co., Ltd	July 2, 2020	PRC	100%

1. Organization (continued)

(b) History and reorganization of the Group

The Group commenced operations in the PRC through Nanjing ForU, which was established in October 2013 by Ms. Dandan Shan (the “Founder”, CEO and chairman of the board of directors). Nanjing ForU and its subsidiaries developed its businesses over time in China.

The Company was incorporated in the Cayman Islands on November 6, 2014 as the Group’s holding company to facilitate offshore financing. Through a series of reorganization transactions (the “Reorganization”), the Company obtained control over Nanjing ForU through contractual arrangements. The Group’s business continued to be carried out by Nanjing ForU and Beijing ForU Online after the Reorganization. In connection with the Reorganization, all the shareholders of Nanjing ForU subscribed for ordinary shares, Series Angel, A, A+ and B convertible redeemable preferred shares of the Company as applicable, in proportion to their previous respective equity interests in Nanjing ForU prior to the Reorganization.

The Reorganization was completed on March 15, 2017.

(c) Basis of Presentation for the Reorganization

Immediately before and after the Reorganization, the shareholding percentages and rights of each shareholder of the Group are substantially the same in Nanjing ForU and in the Company, and no one shareholder has controls over Nanjing ForU or the Company. Accordingly, the Reorganization was accounted for in a manner similar to a common control transaction because of the high degree of common ownership, and it was determined that the reorganization transactions lack economic substance.

There was no change in the basis of presentation of the financial statement resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts. The financial statements are prepared as if the corporate structure of the Group had been in existence since inception of the Group.

(d) VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance business and certain other businesses, the Group operates its platforms in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or shareholders of the Group (“nominee shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements through its wholly owned PRC subsidiaries (“WFOEs”) with these PRC domestic companies and their respective nominee shareholders (collectively, “contractual agreements”). These contractual agreements include shareholder voting proxy agreement, exclusive consultation and service agreement, exclusive option agreement, and equity interest pledge agreement. These contractual agreements can be extended at the options of WFOEs prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Company consolidated the financial results of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2.1.

1. Organization (continued)

The following is a summary of the contractual agreements:

i) Contractual Agreements with VIEs

Shareholders Voting Proxy Agreement

Pursuant to the shareholder voting proxy agreements among the WFOEs, the VIEs and their respective nominee shareholders, each nominee shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the then-effective articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the nominee shareholder continues to be a shareholder of the VIEs.

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation and service agreement among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, consulting services and graphic design. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive consultation and service agreements. The VIEs agree to pay the WFOEs services fees, which will be largely determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreement may be terminated in accordance with the provisions of this agreement.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective nominee shareholders, the nominee shareholders of the VIEs irrevocably grant the WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be the lowest price permitted by applicable PRC law. The shareholders further undertake to pay to the WFOEs any purchase price or other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, dispose of or cause the company management to dispose of any material assets. The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, terminate any material contract or enter into any other contract which is in conflict with any existing material contract, appoint or remove its directors, supervisors or other management, be terminated, liquidated or dissolved, lend or borrow money, or undertake any substantial obligation other than those occurred during the ordinary course of business. This agreement will remain effective till all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or its designated person.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements among the WFOEs, the VIEs and their respective nominee shareholders, the nominee shareholders of the VIEs pledged all of their respective

1. Organization (continued)

equity interests in the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their nominee shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity interest pledge agreements. The nominee shareholders of the VIEs also undertake that, during the term of the equity interest pledge agreement, unless otherwise approved by the WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

ii) Risks in relation to VIE structure

A majority part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and (ii) each of the VIE contractual agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIEs could be severely limited.

In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations, and;

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and

1. Organization (continued)

circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

Summary of Financial Information of the Group’s VIEs

In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB75.1 million and RMB96.1 million as of December 31, 2019 and 2020, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

1. Organization (continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries) taken as a whole, which are included in the Group’s consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2019 and 2020, and the operation results for the year ended December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Cash and cash equivalents	316,018	352,038
Restricted cash	3,733	2,587
Contract assets	16,927	16,717
Accounts receivable, net	523,986	542,751
Short-term financing receivables, net	89,550	62,899
Amounts due from related parties	183,667	264,078
Prepayments and other current assets	121,617	74,365
Amounts due from non-VIE subsidiaries of the Group	57,732	191,676

Total current assets	1,313,230	1,507,111

Property and equipment, net	3,921	2,387
Right-of-use assets	11,209	7,858
Intangible assets, net	809	459
Deferred tax assets	864	934
Long-term financing receivables, net	74,169	24,021
Other non-current assets	17,112	3,367

Total non-current assets	108,084	39,026

Total assets	1,421,314	1,546,137

Accounts payable	208,996	261,665
Amounts due to related parties	4,030	—
Salary and welfare payable	38,931	33,954
Short-term borrowings	745,993	339,012
Current portion of lease liabilities	5,046	5,218
Contract liabilities	444	2,908
Accrued expenses and other current liabilities	84,954	97,469
Amounts due to non-VIE subsidiaries of the Group	878,025	1,480,438

Total current liabilities	1,966,419	2,220,664

Non-current portion of lease liabilities	6,891	4,021
Long-term borrowings	62,544	—

Total non-current liabilities	69,435	4,021

Total liabilities	2,035,854	2,224,685

1. Organization (continued)

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Revenues	3,392,833	3,567,940
- Revenue from third parties	3,384,456	3,558,115
- Revenue from non-VIE subsidiaries of the Group	8,377	9,825
Net loss	(164,117)	(78,569)
Net cash provided by operating activities	195,417	508,528
Net cash provided by (used in) investing activities	513	(100)
Net cash used in financing activities	(12,492)	(473,554)
Net increase in cash, cash equivalents and restricted cash	183,438	34,874

2. Significant accounting policies

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statement of comprehensive loss from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. On an ongoing basis, the Group evaluates its estimates, including, but not limited to, those related to revenue recognition, allowances of receivables, valuation and recognition of share-based compensation

2. Significant accounting policies (continued)

expenses, fair value of ordinary shares and convertible redeemable preferred shares, and valuation allowance for deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2.4 Foreign currencies and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in Hong Kong is United States dollars (“US$”) and the functional currency of the PRC entities in the Group is RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies. Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange loss in the consolidated statements of comprehensive loss.

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income in the consolidated statements of comprehensive loss.

2.5 Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518, representing the index rates stipulated by the federal reserve board/ the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

2.6 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would trade and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

2. Significant accounting policies (continued)

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.7 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.8 Restricted cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

The Group’s restricted cash is classified into current and non-current portion based on the length of restricted period. The balance of restricted cash consisted of cash pledged with financial institutions for the Group’s borrowings of RMB496.9 million and RMB19.6 million as of December 31, 2019 and 2020 respectively, and cash restricted due to legal proceedings that arose in the ordinary course of business of RMB3.7 million and RMB2.6 million as of December 31, 2019 and 2020 respectively. All the restricted cash were classified into current assets as of December 31, 2019 and 2020.

2.9 Short-term investments

Short-term investments include time deposits placed with banks, which have original maturities over three months.

2.10 Accounts receivable, net

Accounts receivable represents those receivables derived in the ordinary course of business, which are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts.

The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of receivable amounts. The allowance for doubtful accounts is

2. Significant accounting policies (continued)

estimated based upon the Group’s assessment of various factors including historical payment history, current credit-worthiness, the age of the accounts receivable balances, and other factors that may affect the customers’ ability to pay. Accounts receivable balances are written off after all collection efforts have been exhausted.

2.11 Financing receivables, net

Finance receivables represents those receivables derived from the Group’s financial service to carriers. The Group as lessor, enters into lease arrangements with qualified carriers, who lease transportation vehicle from the Group to carry out transportation service. The Group has accounted for these lease arrangements either sales-type leases as lessor, or failed sales-leaseback transactions as buyer-lessor. The arrangements normally have three-year lease term and contain lessee bargain purchase options at prices substantially below the subject asset’s estimated residual value at the exercise date for the option.

For sales-type leases, the Group reports the discounted present value of (i) future minimum lease payments (including the bargain purchase option) and (ii) any residual value not subject to a bargain purchase option, as a lease receivable, and accrues interest based on the interest rate inherent in the applicable lease over the term of the lease. Failed sales-leaseback transactions are accounted for as a financing arrangement, and accrues interests using the effective interest rate method. Lease receivables and loan receivables are presented as financing receivables on the Group’s consolidated balance sheet.

The Group determines a financing receivable is impaired when, based on current information and events, it is probable that the Group will be unable to collect amounts due according to the original contractual terms of the lease agreement, without regard to any subsequent restructurings. Factors considered in assessing collectability include, but are not limited to, delinquency status and requests for restructuring The Group determine a specific impairment allowance based on the difference between the carrying value of the financing receivable and the estimated fair value of the related collateral the Group would expect to realize. The Group review the adequacy of the allowance on a periodic basis.

Interest income on financing receivables is calculated based on the applicable interest rate recorded as other revenue as earned. When a financing receivable reaches 90 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and charge off allowance of credit losses. Interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. Non-accrual financial receivables are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

When the Group determines it is probable that it will be unable to collect unpaid principal amount on the financing receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 1st year of delinquency. All accrued but unpaid interest as of such date is charged off against the allowance for credit loss.

2. Significant accounting policies (continued)

2.12 Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

• Vehicles	5 years
• Computer equipment	3 years
• Furniture and office equipment	3 years
• Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in “others, net” in the consolidated statements of comprehensive loss.

2.13 Intangible assets, net

Intangible assets mainly include purchased intangible assets. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Purchased intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is using a straight-line method as follows:

Software	1 – 3 years

Purchased intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for purchased intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

No impairment charges of intangible assets were recognized for the years ended December 31, 2019 and 2020.

2.14 Leases

The Group’s leases are primary office leases and freight container leases. These are all classified as operating leases. Effective January 1, 2019, the Group adopted the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASC 842”), along with several additional clarification ASU’s issued during 2018, collectively “New Lease Standard”, using a modified retrospective basis that did not have any impact on Group’s financial statements and disclosures for periods prior to 2019. The new lease standard requires entities that lease assets with lease terms of more than 12 months to recognize right-of-use (“ROU”) assets and lease liabilities created by those leases on their balance sheets. This New Lease Standard also requires new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The Group has elected the package of practical expedients under the transition guidance within the new standard, which allows the Group to carry forward the historical determination of contracts as leases,

2. Significant accounting policies (continued)

lease classification and not to reassess initial direct costs for historical lease arrangements. The Group also elected the practical expedient which allows use of hindsight in determining the lease term for leases in existence at the date of adoption. The adoption of ASC 842 resulted in recognition of ROU assets of RMB5.7 million, current operating lease liabilities of RMB3.5 million and non-current operating lease liabilities of RMB2.2 million upon the adoption date. And there was no cumulative effect on retained earnings.

Rental contracts for the offices and freight containers are typically made for fixed periods with fixed payment schedules ranging from a few months to three years. Lease terms are negotiated on an individual basis and contain different terms and conditions. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The Group elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract. The Group considers only payments that are fixed and determinable at the lease commencement date.

Under a lease, the lessees are required to recognize ROU assets and lease liability. ROU assets represent the Group’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities represent the Group’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group’s leases is not readily determinable, the Group uses the incremental borrowing rate (“IBR”) to determine the present value of the future lease payments. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liability accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

2.15 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.16 Statutory reserve

In accordance with the laws applicable to the Foreign Investment Enterprises (“FIEs”) established in the PRC, the Group’s subsidiaries registered as WFOEs have to make appropriations from its annual after-tax profits as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff

2. Significant accounting policies (continued)

bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s consolidated VIEs (inclusive of VIEs’ subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after-tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The uses of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2019 and 2020, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB6.0 million and RMB12.6 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2.17 Revenue recognition

Disaggregation of net revenues

For the years ended December 31, 2019 and 2020, substantially all the Group’s revenues were generated in the PRC. The following table provides information about disaggregated revenue by service line and by type of customers. Key account (“KA”) shippers typically refer to customers with large scale, and the Group usually enters into framework agreements with them and credit terms are granted for payment of service fees. All the other customers are categorized into small and mid-size enterprise (“SME”) shippers, who are typically small and mid-size enterprises and no credit terms are granted by the Group:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Transportation services	3,353,516	3,528,970
— KA shippers	3,353,516	3,445,951
— SME shippers	—	83,019
Other services	37,472	36,952

Total	3,390,988	3,565,922

The Group adopted ASC 606- “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that

2. Significant accounting policies (continued)

reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and value added tax (“VAT”).

Transportation services:

The Group provides transportation services to shippers. Revenue from transportation services represents the gross amount charged to shippers for these services. Costs incurred with contracted carriers for freight transportation are recorded in cost of revenues.

The primary performance obligation of the Group under the contracts with customers is to transport the customers’ freight. The Group has responsibility for transportation of the freight from origin to destination, once a shipment request is effective according to the contracts with shippers. The transaction price for each shipment request is generally fixed and readily determinable at inception. The Group considers the constraint on variable consideration and only recognizes revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Group contracts with carriers separately, to deliver the transportation services. Contracted carriers include fleets and individual drivers. Judgment is required in determining whether the Group is the principal or agent in transactions with shippers. The Group is at its own discretion for acceptance of shipment requests, selection of appropriate carriers to deliver the services through its ordering and dispatching mechanism of the platform. The Group also oversees the transportation process during the transit period. Therefore, the Group effectively controls the service before it is transferred to the shipper. The Group is primarily responsible for fulfilling the contract with the shipper and is legally liable for loss or damage to customers’ goods in transit period. The Group also has pricing discretion and negotiates separately the price(s) charged to shippers and amounts paid to carriers. Accordingly, the Group is the principal in these transactions.

The Group recognizes revenue over time as the performance obligation is satisficed over time, which generally represents the transit period of each shipment request. The Group’s customers receive the benefit of the services as the freight is transported from one location to another. The Group’s performance obligation is completed when the customers’ freight reaches its intended destination. The Group uses the time-in-transit to measure the progress towards completion based on the percentage of time past to the total estimated transit period at completion of the performance obligation. In estimating the progress toward completion for shipment requests partially completed as of the reporting date, the Group usually is able to use the data of actual transit periods, which is available in the first few days following the reporting date, as the transit period generally ranges from several hours to a couple of days.

Contract assets represent unbilled amounts resulting from shipments in transit for KA shippers, as the Group typically has an unconditional right to payment only when the KA shipper confirms the delivery of freight. Contract liabilities represent consideration collected prior to satisfying the performance obligations, which typically includes advance payments from SME shippers. Contract liabilities as of December 31, 2019 and 2020 were RMB0.4 million and RMB2.9 million. All contract liabilities at the beginning of the years were recognized as revenue in the following year due to the short-term nature of the transactions.

Other services:

The Group generates revenues from other services primarily from providing financing service to carriers through lease arrangements and fuel services.

2. Significant accounting policies (continued)

The Group enters into lease arrangements for the purpose of generating revenue by providing financing, thus the selling profit or loss for sales-type lease is presented on a net basis. Interest income from financing service is recognized using the interest method to produce a constant yield over the life of the lease term (see Note 2.11). Fuel services is recognized when service is provided and presented on a net basis.

2.18 Share-based compensation

The Group grants share options to eligible employees and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period. Such awards contain only service conditions.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behaviour, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the requisite service period of these stock options.

In accordance with ASU 2016-09, the Group has chosen to account for forfeitures when they occur.

2.19 Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

2. Significant accounting policies (continued)

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the “more likely than not” recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2019 and 2020. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2019 and 2020.

2.20 Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes payments to the government for these benefits based on a certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

The Group has failed to promptly make the required contributions in full for all of our employees, for which the Group made provisions for underpaid contributions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The total amounts of such underpaid contributions were approximately RMB52.1 million and RMB56.2 million as of December 31, 2019 and 2020, respectively, which were included in salary and welfare payable.

2.21 Net loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion on convertible redeemable preferred shares to redemption value and deemed dividend to a preferred shareholder, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted loss per share is computed using the weighted average number of additional ordinary shares that would had been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.22 Comprehensive loss

Comprehensive loss is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and currency translation adjustments of the Group.

2. Significant accounting policies (continued)

2.23 Noncontrolling interests

For the Company’s consolidated subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group.

2.24 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative shareholder, or a related corporation.

2.25 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group’s CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

2.26 Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve significant guarantees, in which case the nature of guarantee would be disclosed.

2.27 Government grants

Government grants are recognized as income in “other operating income”, or “other income, net” or as a reduction of specific costs and expenses for which the grants are intended to compensate, depending on the nature of such grants. Such amounts are recognized in the consolidated statements of comprehensive loss upon receipt and when all conditions attached to the grants are fulfilled.

2. Significant accounting policies (continued)

For the years ended December 31, 2019 and 2020, the Group recognized government grants of approximately RMB113.4 million and RMB104.5 million, respectively. Of those amounts, approximately RMB110.9 million and RMB77.0 million were tax refund. The Group does not report VAT in the consolidated statements of comprehensive loss as the Group collects VAT on behalf of the government, and therefore such VAT refund were recorded in “other operating income” in the consolidated statements of comprehensive loss as there is no specific costs or expenses to reduce.

2.28 Concentration and risks

Concentration of customers

There were three customers (including related parties) from whom revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2019 and 2020 respectively as follows:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2020
Customer A	44.4%	20.8%
Customer B	17.3%	22.2%
Customer C	11.3%	12.8%

Total	73.0%	55.8%

There were two and three customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable (including which is presented as amounts due from related parties of the Group. See Note 18) as of December 31, 2019 and 2020 respectively as follows:

	As of December 31, 2019	As of December 31, 2020
Customer A	25.6%	*
Customer B	25.4%	31.3%
Customer D	*	10.9%
Customer E	*	10.1%

Total	51.0%	52.3%

*	The percentage was below 10% for the period.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, amounts due from related parties, other receivables and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and Hong Kong, which the management believes are of high credit quality. The Group believes that the risk of failure of any of these banks is remote. Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The Group believes that there is no significant credit risk associated with amount due from related parties.

2. Significant accounting policies (continued)

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB395.7 million and RMB445.7 million as of December 31, 2019 and 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the RMB has fluctuated against the US$ at times significantly and unpredictably. The change of the RMB against the US$ was depreciation of approximately 1.6% in 2019 and appreciation of approximately 6.5% in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

2.29 Recently issued but not yet adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for EGCs for fiscal year beginning after December 15, 2020 and for public companies excluding EGCs for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. As an emerging growth company (“EGC”), the Group has elected to apply ASU 2016-13 for the fiscal year ending December 31, 2023. The Group will continue to evaluate the effect that this accounting standard will have on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for EGCs for fiscal year beginning after December 15, 2021 and public companies excluding EGCs for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statement.

In March 2020, FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments are effective for all entities beginning on March 12, 2020, and the entity may elect to

2. Significant accounting policies (continued)

apply the amendments prospectively through December 31, 2022. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The standard is effective for EGCs for fiscal year beginning after December 15, 2023. The FASB also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

3. Prepayments and other current assets

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Current:
VAT- input deductible	72,930	35,099
Deposits for operating leases and others	43,443	23,627
Other receivables	4,733	5,945
Prepayments	8,867	14,750
Others	7,805	10,119

Total	137,778	89,540

4. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Accounts receivable	571,112	586,790
Allowance for doubtful accounts	(47,079)	(42,650)

Accounts receivable, net	524,033	544,140

4. Accounts receivable, net (continued)

The movement in the allowance for doubtful accounts were as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Balance at the beginning of the year	(44,400)	(47,079)
Additions	(9,378)	(7,092)
Reversal	6,634	514
Write-offs	65	11,007

Balance at the end of the year	(47,079)	(42,650)

5. Financing receivables, net

Financing receivables, net as of December 31, 2019 and 2020 consisted of the followings:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Short-term:
Lease receivables	61,791	51,333
Loan receivables	27,924	12,104
Allowance for credit loss	(165)	(538)

Total short-term financing receivables, net	89,550	62,899

Long-term:
Lease receivables	59,833	22,143
Loan receivables	14,525	1,969
Allowance for credit loss	(189)	(91)

Total long-term financing receivables, net	74,169	24,021

The following table summarizes the balances of financing receivables by due date as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Due in months
0-12	89,550	62,899
13-24	51,798	23,867
25-36	22,371	154

Total financing receivables	163,719	86,920

5. Financing receivables, net (continued)

The activities in the provision for credit losses for the years ended December 31, 2019 and 2020, respectively, consisted of the following:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Beginning balance	(3,410)	(354)
Provisions	(327)	(345)
Charge-offs	3,383	70

Ending balance	(354)	(629)

Aging analysis of past due financing receivables as of December 31, 2019 and 2020 is as follows:

	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Financing receivables
December 31, 2019	86	200	45	106	178	615	163,104	163,719

Financing receivables
December 31, 2020	—	81	86	281	39	487	86,433	86,920

6. Property and equipment, net

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Vehicles	4,384	3,849
Computer equipment	2,025	2,477
Furniture and office equipment	86	118
Leasehold improvement	4,228	1,778

Total	10,723	8,222
Less: accumulated depreciation	(4,686)	(4,441)

Net book value	6,037	3,781

Depreciation expenses recognized for the year ended December 31, 2019 and 2020 amounted to RMB2.5 million and RMB2.8 million, respectively. No impairment was recognized for all periods presented.

7. Intangible assets, net

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Software	1,817	1,829
Less: accumulated amortization	(787)	(1,364)

Net book value	1,030	465

Amortization expenses recognized for the years ended December 31, 2019 and 2020 amounted to RMB0.6 million and RMB0.6 million, respectively. No impairment was recognized for all periods presented.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

Amounts
RMB
(in thousands)
For the years ending December 31,
2021	226
2022	159
2023	80
2024	—
2025	—

465

8. Leases

The Group has operating leases for agency sales offices and headquarter offices in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of “Right-of-use assets, Current portion of lease liabilities, Non-current portion of lease liabilities” on consolidated balance sheets.

The components of lease cost for the year ended December 31, 2019 and 2020 were listed as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Operating lease cost	7,971	10,621
Short-term lease cost	3,447	2,531

Total	11,418	13,152

8. Leases (continued)

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	7,577	10,914
Right-of-use assets obtained in exchange for operating lease liabilities	23,567	3,033

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Operating Leases
Administrative office leases	12,381	9,125
Vehicles	10,491	7,371

Total operating lease assets	22,872	16,496

Operating lease liabilities, current	8,900	9,692
Operating lease liabilities, non-current	14,254	6,793

Total operating lease liabilities	23,154	16,485

Weighted-average remaining lease term (in years)
Operating leases	2.54	1.52
Weighted-average discount rate
Operating leases	5.85%	5.78%

Maturities of lease liabilities were as follows:

Amount
RMB
(in thousands)
For the years ending December 31,
2021	11,558
2022	6,290
2023	274
2024	—
2025	—
Thereafter	—

Total undiscounted lease payments	18,122
Less: imputed interest	(1,637)

Total lease liabilities	16,485

The Group’s lease agreement generally does not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreement generally does not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

9. Borrowings

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Current portion:
Short-term borrowings (i)	149,300	213,800
Sales and leaseback arrangement (ii)	482,073	—
Accounts receivables financing, current portion (iii)	115,699	127,553
Receivables factored financing, current portion (iv)	3,920	2,659

Total	750,992	344,012

Non-current portion:
Long-term borrowings (v)	13,125	—
Receivables factored financing, non-current portion (iv)	49,419	—

Total	62,544	—

(i)

Short-term borrowings as of December 31,2019 and 2020 consisted of RMB148.9 million and RMB213.8 million bank loans, respectively, with the rest borrowing from other financial institutions. All of these borrowings were denominated in RMB and repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2019 and 2020 was 6.1% and 4.8%.

Included in short-term borrowings as of December 31, 2019 and 2020 were RMB10.0 million and RMB15.0 million, respectively, that were fully guaranteed by Ms. Dandan Shan.

(ii)

In 2019, the Group entered into six sales and leaseback contracts with a financial institution in China, pursuant to which, the Group transferred its self-developed software and trademarks for a total consideration of RMB482.1 million, to the financial institution followed by a leaseback of the software and trademarks immediately after the transfer for one year. The transaction did not qualify for the sale accounting, and was accounted for as a financing transaction. As of December 31, 2019, RMB482.1 million was recorded as short-term borrowing. The Group fully repaid the amount in 2020. The borrowing was guaranteed by RMB515.1 million deposit.

(iii)

The Group entered into factoring arrangements with financial institutions in China, pursuant to which the Group transferred its accounts receivable of the underlying transportation service agreements to the financial institutions and received the invoice amount upon the transfer of the accounts receivable. The Group is liable to the financial institutions for the invoice amount if the customers are in default of paying the accounts receivable on the due date. The interest rate for the factoring arrangements for 2019 ranged from 10.0% to 10.8% per annum, and ranged from 6.0% to 10.0% per annum for 2020.

The Group concluded that such transfer of accounts receivables with recourse did not qualify for sales accounting and was reported as a secured borrowing. The accounts receivables transferred with recourse were not derecognized. Cash amount received from the financial institutions are recorded as short-term borrowings as most of accounts receivable factored are due within one year. Cash received from financial institutions is classified as a financing cash inflow on the consolidated statements of cash flows. The accounts receivable collected by the Group and remitted to financial intuitions are classified as operating cash inflows and financing cash outflows on the consolidated statements of cash flows.

(iv)

The Group entered into factoring agreements with financial institutions in China, pursuant to which the Group received majority residual rent of the underlying financing lease agreements upon the transfer of financing receivables. Individual lessee is initially evaluated by the Group and

9. Borrowings (continued)

pay the monthly rent to the Group before the Group remitting the money to the financial institutions. The Group is required to repay the principal to the financial institutions if the lessees early terminate the lease agreements with the Group or if the lessees are in default on repayment of monthly rent. The interest rate for the factoring arrangements for 2019 and 2020 ranged from 6.2% to 10.5% per annum.

The Group considers such transfer of financing receivables with recourse did not qualify for sales accounting and was reported as a secured borrowing. The financing receivables transferred with recourse were not derecognized. Cash received from the financial institutions is recorded as short-term borrowings if the principal is due within one year, or long-term borrowings if the principal is due beyond twelve months. Cash received from financial institutions is classified as financing cash inflows on the consolidated statements of cash flows. The monthly rent paid by lessee to the Group and then to financial intuitions is classified as operating cash inflows and financing cash outflows on the consolidated statements of cash flows. Receivables factored financing as of December 31, 2019 and 2020 included RMB9.0 million and RMB2.7 million, respectively, were fully guaranteed by Ms. Dandan Shan and Mr. Hongxin Wang.

(v)

In November 2018, the Group entered into a 30-month RMB20.0 million revolving credit facilities agreement with a bank. The facilities were priced at 30.0% basis points over Loan Premium Rate. By the end of December 31, 2019, RMB13.6 million has been drawn down. RMB0.5 million of the borrowings will be due in April 2020, and a vehicle with carrying amount of RMB0.7 million as of December 31, 2019 has been mortgaged to facilitate the borrowing. The remaining amount of RMB13.1 million borrowings, which originally matured in 2021, was repaid early in April 2020.

10. Accrued expenses and other current liabilities

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Tax payables	32,650	51,238
Deposits payable to carriers	31,354	29,301
Deposits relating to leases	18,726	12,362
Accrued service expenses	4,157	9,935
Others	13,037	13,327

Total	99,924	116,163

11. Other income, net

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Investment income, net	8,480	4,149
Government grants(i)	2,527	10,331
Other income(loss), net	(43)	(1,350)

Total	10,964	13,130

(i)	Government grants mainly represent amounts received from local governments in connection with the Company’s investments in local business districts and contributions to technology development.

12. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises”.

Beijing ForU Duoduo is qualified as a “high and new technology enterprise” and has a preferential income tax rate of 15% from 2019 to 2021. The Group’s other PRC subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) are subject to the statutory income tax rate of 25%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018.

12. Taxation (continued)

The components of loss before tax are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Loss before tax
Loss from China operations	(245,864)	(116,796)
Income from non-China operations	17,539	3,446

Total loss before tax	(228,325)	(113,350)

Income tax expense(benefit) applicable to China operations
Current income tax expense	5,590	2,642
Deferred tax benefit	(25)	(215)

Subtotal income tax expense(benefit) applicable to China operations	5,565	2,427
Income tax benefit(expense) applicable to non-China operations	—	—

Total income tax expense	5,565	2,427

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2019 and 2020 are as below:

	For the Year Ended December 31,
	2019	2020
Statutory income tax rate	25.0%	25.0%
Tax effect of preferential treatments	(1.8)%	(0.6)%
Tax effect of permanent difference	(12.6)%	(18.7)%
Tax effect of R&D Deduction and others	2.5%	4.5%
Change in valuation allowance	(15.5)%	(12.3)%

Effective tax rates	(2.4)%	(2.1)%

Deferred taxes assets arising from PRC subsidiaries and VIEs were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets consist of the following components:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Deferred tax asset
Net operating loss carrying-forward	61,075	67,846
Allowances of doubtful accounts and credit losses	17,628	5,593
Accrued expenses	2,012	3,938
Others	838	841
Less: Valuation allowance	(80,689)	(77,139)

Net deferred tax asset	864	1,079

12. Taxation (continued)

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Balance at the beginning of the period	(45,199)	(80,689)
Derecognized(i)	—	17,476
Additions	(42,985)	(24,617)
Reversals	7,495	10,691

Balance at the end of the period	(80,689)	(77,139)

(i)

In order to integration its business, the Group liquidated certain Group’s PRC subsidiaries during the year 2020, deferred tax assets from the accumulated net operating loss carry-forwards with full valuation allowances on the cancellation date were derecognized, as which are not allowed to be transferred to the Group’s VIE and subsidiaries under the tax laws and regulations.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated losses, existence of taxable temporary differences and reversal periods.

As of December 31, 2019, and 2020, the Group had net operating loss carry-forwards of approximately RMB280.6 million and RMB321.8 million, respectively, which arose from the Group’s certain subsidiaries and consolidated VIEs (inclusive of VIEs’ subsidiaries) established in the PRC. As of December 31, 2019 and 2020, deferred tax assets arose from the net operating loss carryforwards amounted to RMB61.1 million and RMB67.8million was provided for full valuation allowance, respectively, while the remaining RMB0.9 million and RMB1.1 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2020, the net operating loss carryforwards of RMB321.8 million will expire in the years ending December 31, 2021 through 2025, respectively, if not utilized.

13. Share-based compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Operations and support	401	290
General and administrative	39,371	28,290
Sales and marketing	5,416	4,021
Research and development	17,536	3,426

Total	62,724	36,027

13. Share-based compensation (continued)

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Share-based compensation related to Founders’ Restricted Shares (a)	32,503	14,897
Share-based compensation related to share options (b)	30,221	21,130

Total	62,724	36,027

There was no income tax benefit recognized in the consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2019 and 2020.

(a) Restricted Shares

In connection with the Group’s issuance of Series C Preferred Shares on March 15, 2017, all the 164,000,000 ordinary shares held by Ms. Dandan Shan and Mr. Yifei Ye became restricted pursuant to the arrangement with other investors of the Company, 25% of the Restricted Shares were vested on May 16, 2017 and the remaining 75% of the Founders’ Restricted Shares shall be vested annually in equal instalments over the next three years provided Ms. Dandan Shan and Mr. Yifei Ye remain employment relationship, subject to acceleration under certain circumstances including a successful IPO. Such restriction is deemed as a compensatory arrangement for services to be provided by Ms. Dandan Shan and Mr. Yifei Ye, and therefore accounted for as a share-based compensation arrangement.

On July 18, 2018, in connection with the Group’s issuance of Series C++ Preferred Share, the Company repurchased 14,547,384 Ordinary Shares held by Mr.Yifei Ye at a consideration of US$9.0 million (RMB60.2 million). Pursuant to the arrangement, 2,247,384 shares have been accelerate vested on July 18, 2018 with the rest unvested shares follow the original vesting schedule. Share-based compensation expenses amounting to RMB1.2 million was recognized accordingly to the accelerate vesting schedule.

Vesting schedule of the Restricted Shares’ during the year 2019 and 2020 was as follow:

Number of Options Outstanding
Unvested as of December 31, 2018	79,752,616
Vested	(38,752,616)

Unvested as of December 31, 2019	41,000,000

Vested	(41,000,000)

Unvested as of December 31, 2020	—

(b) Share-based compensations related share options

2018 Global Share Plan

In June 2018, the Company adopted the “2018 Global Share Plan”, an equity-settled share-based compensation Plan with the purpose of providing incentives and rewards to its employees, directors

13. Share-based compensation (continued)

and Consultants. The maximum number of shares that may be issued under the 2018 Global Share Plan shall be 72,000,000 Ordinary Shares of the Company, which shall be equivalent to approximately 7.5% of the Group’s total equity interests. The share options granted under 2018 Global Share Plan have been granted have a contractual term of ten years from the date of grant, and are generally scheduled to be vested over five years of continuous service subject to vesting schedules below according to each option agreement:

Type 1:	The granted share options are vested immediately on the grant date.
Type 2:

10% of the total granted share options are vested on the first anniversary of the stated vesting commencement date, 20% of the total granted share options are vested on the second, third and fourth anniversary of the stated vesting commencement date respectively, the rest 30% of the total granted share options are vested on the fifth anniversary of the stated vesting commencement date.

Type 3:	The granted share options vest annually over a 5-year period, with 10%, 15%, 20%, 25% and 30% of the options to be vested on each of the anniversary dates.
Type 4:

20% of the total granted share options are vested on the first anniversary of the stated vesting commencement date, and the remaining of the awards are vested in equal instalments on an annual basis over the remaining vesting period.

Type 5:	Vest annually in equal instalments over the 4-year period on each of the anniversary dates.

In December 2020, the Group accelerated the vesting schedule of all Type 2 granted share options to vest annually in equal instalments over the 5-year period on each of the anniversary. The Group evaluated the fair value of share options immediately before and after of the modification, with no significant incremental fair value change.

On March 27, 2019, the Group authorized the acceleration of vesting of all share options granted to the Group’s CTO. The unvested share options following previous Type 3 vesting schedule, vested immediately upon such authorization, and related compensation expense of RMB14.9 million was recorded accordingly.

The following table summarizes activities of the Company’s share options under the 2018 Global Share Plan as converted to the number of ordinary shares of the Company:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2018	54,212,151	0.09	8.74	18,651
Granted	22,610,699	0.14
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2019	76,822,850	0.11	8.30	39,930

Granted	5,002,814	0.14
Exercised	—	—
Forfeited	(4,115,236)	0.13

Outstanding as of December 31, 2020	77,710,428	0.11	7.36	54,044

Vested and exercisable as of December 31, 2019	35,035,716	0.09	7.58	18,834
Vested and exercisable as of December 31, 2020	44,951,219	0.09	6.80	31,786

13. Share-based compensation (continued)

The weighted-average grant date fair value for options granted under the Company’s 2018 Global Share Plan during the years ended December 31, 2019 and 2020 was US$0.44 and US$0.67, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2019 and 2020 was RMB30.2 million and RMB21.1 million, respectively.

As of December 31, 2019, and 2020, the total unrecognized compensation expenses related to the options were RMB78.5 million and RMB71.4 million, respectively. These amounts are expected to be recognized over a weighted average period of 2.28 years and 1.76 years, respectively.

The fair value of each option granted under the Company’s 2018 Global Share Plan during 2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2018	2019	2020
Exercise price	0.03 ~ 0.15	0.14	0.14
Fair value of ordinary shares (US$)	0.30 ~ 0.34	0.44 ~ 0.63	0.68 ~ 0.78
Expected volatility	46% ~ 49%	40% ~ 44%	41% ~ 45%
Excepted term (in years)	10	10	10
Expected dividend yield	—	—	—
Risk-free interest rate	2.78% ~ 2.81%	1.62% ~ 2.56%	0.46% ~ 0.63%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bonds as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

14. Ordinary shares

On November 6, 2014, the Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 1,000,000,000 ordinary shares of par value US$0.00005 each.

On February 20, 2017, immediately after the Reorganization, the Company’s authorized shares comprising of:

(i)	567,462,121 ordinary shares of at par value of US$0.00005 each;

(ii)	40,000,000 Series Angel convertible redeemable preferred shares (“Series Angel Preferred Shares”) at par value of US$0.00005 each;

(iii)	47,500,000 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) at par value of US$0.00005 each;

(iv)	75,000,000 Series A+ convertible redeemable preferred shares (“Series A+ Preferred Shares”) at par value of US$0.00005 each;

(v)	137,500,000 Series B convertible redeemable preferred shares (“Series B Preferred Shares”) at par value of US$0.00005 each;

(vi)	132,537,879 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) at par value of US$0.00005 each;

14. Ordinary shares (continued)

Ms. Dandan Shan and Mr. Yifei Ye ultimately owned 139,400,000 ordinary shares and 24,600,000 ordinary shares respectively, immediately after the Reorganization.

On November 30, 2017, the Company increased its authorized share capital to US$100,000 divided into 1,508,630,787 shares and 491,369,213 preferred shares. On the same date, the Company authorized 58,831,334 Series C+ convertible redeemable preferred shares (“Series C+ Preferred Shares”) at par value of US$0.00005 each.

On July 18, 2018, the Company repurchased 14,547,384 ordinary shares held by 500K Venture Investments Limited, which is controlled by Mr. Yifei Ye, at a consideration of US$9.0 million (RMB60.2 million). The difference between the repurchase price and fair value of the ordinary shares at the time of the repurchase amounting to US$4.0 million (RMB27.1million) was recorded as share-based compensation expenses. The repurchased ordinary shares were reissued as ordinary shares on the same date to one investor at a consideration of US$9.0 million (RMB60.2 million). The difference between the issuance price and fair value of the ordinary shares amounting to US$4.0 million was recorded as additional paid in capital.

On August 2, 2018, the Company authorized and issued 69,094,422 series C++ convertible redeemable preferred shares (“Series C++ Preferred Shares”) at par value of US$0.00005 each.

On December 5, 2018, the Company’s US$100,000 authorized share capital was divided into 1,276,596,807 ordinary shares and 723,403,193 preferred shares. On the same date, the Company authorized and issued 161,992,603 series D convertible redeemable preferred shares (“Series D Preferred Shares”) at par value of US$0.00005 each.

15. Preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares (“Preferred Shares”) as of December 31, 2020:

Name	Issuance date	Issuance price per share	Number of shares
		US$
Series Angel Preferred Shares	March 2017	0.13	40,000,000
Series A Preferred Shares	March 2017	0.14	47,500,000
Series A+ Preferred Shares	March 2017	0.15	75,000,000
Series B Preferred Shares	March 2017	0.17	137,500,000
Series C Preferred Shares	March to April 2017, September 2017	0.26	132,537,879
Series C+ Preferred Shares	December 2017	0.37	58,831,334
Series C++ Preferred Shares	July to August 2018	0.66	69,094,422
Series D Preferred Shares	December 2018 to February 2019	0.74	161,992,603

The major rights, preferences and privileges of the Preferred Shares are as follows:

(a) Dividends rights

Each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with ordinary shares, on an as-converted basis, when, as and if declared by the board of the Company.

15. Preferred shares (continued)

(b) Conversion rights

Optional Conversion:

Unless converted earlier pursuant to automatic conversion as described below, any Preferred Share may, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration (provided that, if any Preferred Share has not been fully paid in accordance with the terms of issuance thereof prior to such conversion, the ordinary share(s) so converted shall remain subject to the payment requirements in accordance with the terms of issuance of the Preferred Share), into fully-paid ordinary shares based on the conversion price.

Automatic Conversion:

Each Preferred Share shall automatically be converted, based on the conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the consummation of a public offering of ordinary shares of the Company with an implied pre-money valuation of US$1,250,000,000 or more (“Qualified IPO”) as defined in the Memorandum and Articles of Association.

The initial conversion ratio of preferred shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) share subdivisions, combinations or consolidations of equity securities, share dividends and similar events, or (ii) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.

(c) Redemption rights

Upon the occurrence of any Redemption Event as described below, the Company shall redeem, at the written request of any holder of the preferred shares, all or any of the issued and outstanding Preferred Shares held and as elected by such holder of the Preferred Shares, out of funds legally available therefore, at the price per share equal to the aggregate of the applicable original issue price as set forth in the investor rights agreement and an amount that would give such shareholder a simple non-compounded interest of eight percent (8%) per annum on the applicable original issue price, calculated from the applicable original issuance date as set forth in the investor rights agreement up until the date of receipt by such shareholder of the full redemption amount thereof.

For all preferred shares, “Redemption Event” means the occurrence of any of the followings events: (i) the Company fails to complete a Qualified IPO by December 31, 2021; (ii) any material change of the relevant laws or other factors which has resulted or is likely to result in the Company’s inability to control and consolidate the PRC companies; (iii) if the Company meets the requirements for Qualified IPO and the holders of Preferred Shares approve the application for Qualified IPO, the initiation of Qualified IPO are vetoed due to the reasons not attributable to the holders of preferred shares or the Qualified IPO is not proceeded as the planned scheme and time schedule due to that the Founders and/or the management personnel do not try best efforts to cooperate with such Qualified IPO; (iv) there exist material change to the Founder Ms. Dandan Shan or it is expected that Ms. Dandan Shan cannot provide services for the Group Companies for more than twelve months; (v) the Founder Ms. Dandan Shan and/or her immediate family operate such business which is in competition with the business of the Group directly or indirectly through such entity controlled by Ms. Dandan Shan and/or her immediate family or such entity in which Ms. Dandan Shan and/or her immediate family hold any equity interest.

15. Preferred shares (continued)

(d) Liquidation preferences

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, amount equal to 120% of the original issue price of each Preferred Share (in each case as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per each Preferred Share, then held by such holder. If the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of such Preferred Shares, then such assets shall be distributed among the holders of this category Preferred Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series D Preferred Shares to holders of Series Angel Preferred Shares. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (with outstanding Preferred Shares treated on an as-if-converted basis).

Deemed liquidation events include: i) any consolidation, amalgamation or merger of the Company or any other restructure which results in the change in control; ii) a sale, exchange, transfer or other disposition, of all or substantially all of the assets of any Group company; iii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Group; iv) the exclusive licensing of all or substantially all of the Group’s intellectual property to third party; v) any liquidation, dissolution or winding up of a company within the Group, which total revenue accounts for 5% or more of the total consolidated revenue of the Group in a fiscal year.

(e) Voting rights

Each Preferred Share shall be entitled to such number of vote(s) equal to the number of ordinary shares to which such Preferred Share is then convertible. The holders of Preferred Shares and the holders of ordinary shares shall vote together on an as-converted basis and not as a separate class.

Accounting for Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB131.1 million and RMB143.8 million for the year ended December 31, 2019 and 2020, respectively. Each issuance of the Preferred Shares is recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for Preferred Shares was nil for the years presented.

15. Preferred shares (continued)

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent valuation firm.

In July 2016, the Company re-designated 12,500,000 former Series A preferred shares held by a third-party investor to former Series B preferred shares, which were then transferred to new investors for a total amount of RMB10.0 million at RMB0.8 per share, the issuance price of former Series B preferred share. The Company did not receive any proceeds from this transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the former preferred shares, and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) the difference between the fair value and the carrying amount of the former preferred shares against retained earnings of RMB5.4 million, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the newly issued preferred shares and the former preferred shares of RMB0.6 million as deemed distribution to shareholders when the selling shareholders were third-party investor, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

During the Reorganization in March 2017, the Company issued 40,000,000 Series Angel, 47,500,000 Series A, 75,000,000 Series A+, and 137,500,000 Series B Preferred Shares to preferred shareholders of Nanjing to replace the respective similar equity interests (former Series Angel, Series A, Series A+, and Series B preferred shares) that they held in Nanjing ForU (Note 1(b)). In connection with the issuance of Series Angel, Series A, Series A+, and Series B Preferred Shares, several legal terms were changed compared to those of respective former preferred shares, including changes on conversion right, redemption price and others. The Group assessed the impact of these changes of legal terms from both quantitative and qualitative perspectives, and accounted for it as extinguishment of former preferred shares. The difference between the fair value of the new preferred shares and the carrying value of former preferred shares of RMB114.4 million was recognized as a deemed dividend in 2017.

In December 2018, the Company repurchased 11,000,000 Series Angel Preferred Shares held by a third-party investor, at a consideration of RMB48.7 million, and 946,955 Series Angel Preferred Shares ultimately held by one director of the Company, at a consideration of RMB4.2 million.

The difference between the repurchase price and fair value of the Series Angel Preferred Shares amounting to RMB37.5 million, held by the third-party investor, were recorded against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted. The difference between the repurchase price and fair value of the Series Angel Preferred Shares amounting to RMB3.2 million, held by the director were recorded as share-based compensation expenses. The repurchased Series Angel Preferred Shares were reissued as Series Angel Preferred Shares on the same date to one of the Series D investors, at a total consideration of RMB52.9 million.

15. Preferred shares (continued)

The Company’s preferred shares activities for the years ended December 31, 2019 and 2020 are summarized as below:

	Series Angel Shares		Series A, A+ Shares		Series B Shares		Series C, C+, C++ Shares		Series D Shares		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(in thousands, except for shares)
Balance as of January 1, 2019	40,000,000	76,781	122,500,000	123,050	137,500,000	162,919	260,463,635	760,604	94,495,685	482,907	654,959,320	1,606,261

Proceeds from issuance of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	67,496,918	337,170	67,496,918	337,170
Accretion on convertible redeemable preferred shares to redemption value	—	4,375	—	—	—	1,301	—	60,944	—	64,516	—	131,136

Balance as of December 31, 2019	40,000,000	81,156	122,500,000	123,050	137,500,000	164,220	260,463,635	821,548	161,992,603	884,593	722,456,238	2,074,567
Accretion on convertible redeemable preferred shares to redemption value	—	4,739	—	—	—	1,314	—	66,001	—	71,753	—	143,807

Balance as of December 31, 2020	40,000,000	85,895	122,500,000	123,050	137,500,000	165,534	260,463,635	887,549	161,992,603	956,346	722,456,238	2,218,374

16. Fair Value measurement

Fair value measurements on a recurring basis

The Group did not have financial instruments measured at fair value on a recurring basis as of December 31, 2019 and 2020. The followings are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, finance leasing receivables, amount due from related parties, contract assets, and other receivables are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, amounts due from related parties, contract liabilities and other payables, are financial liabilities with carrying values that approximate fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Short-term borrowings and long-term borrowings.    Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowing and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Non-current receivables and payables. Non-current assets including long-term financing receivables are financial assets with carrying value that approximate fair value due to the impact of discounting is immaterial. Non-current portion of lease liabilities, long-term borrowings are financial liabilities with carrying value that approximate fair value due to the impact of discounting is immaterial.

Fair value measurements on a non-recurring basis

Non-financial assets.    The Company’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

The Company reviews the long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. No impairment was recognized based on management’s assessment for the years ended December 31, 2019 and 2020.

17. Net loss per share

Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the years ended December 31, 2019 and 2020, the Series Angel, Series A, Series A+, Series B, Series C, Series C+, Series C++ and Series D Preferred Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 722,456,238 on a weighted average basis. The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Year Ended December 31,
	2019	2020
	(RMB in thousands, except share and per share data)
Basic loss per share calculation:
Denominator:
Net loss attributable to ForU Worldwide Inc.	233,993	114,579
Accretion on Series Angel Preferred Shares to redemption value	4,375	4,739
Accretion on Series B Preferred Shares to redemption value	1,301	1,314
Accretion on Series C Preferred Shares to redemption value	22,079	23,911
Accretion on Series C+ Preferred Shares to redemption value	13,137	14,227
Accretion on Series C++Preferred Shares to redemption value	25,728	27,863
Accretion on Series D Preferred Shares to redemption value	64,516	71,753

Net loss attributable to ForU Worldwide Inc.’s ordinary shareholders	365,129	258,386

Denominator:
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	123,000,000	164,000,000

Net loss per share attributable to ordinary shareholders:
—Basic	2.97	1.58
—Diluted	2.97	1.58

18. Related party transactions

During the years ended December 31, 2019 and 2020, other than disclosed elsewhere, the Group had the following material related party transactions:

Related Party	Relationship with the Group

Ms. Dandan Shan	Founder, CEO, ultimate beneficial owner of the shareholder of the Company

JD Logistics, Inc. (“JD Logistics”)	Parent company of a shareholder of the Company

Jiangsu JD Information Technology Co., Ltd. (“Jiangsu JD”)	Under common control with JD Logistics, and a related party of the Company

Mr. Hongxin Wang	Spouse of the Founder of the Company

18. Related party transactions (continued)

(i)	The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Revenues from related parties
JD Logistics and its subsidiaries	—	16,665
Jiangsu JD	588,123	791,762

Total	558,123	808,427

(ii)	As of December 31, 2019 and 2020, the Group had the following balances with related parties:

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Amounts due from related parties
JD Logistics and its subsidiaries	3,070	11,037
Jiangsu JD	180,597	253,041

	183,667	264,078

Amounts due to related parties
Ms. Dandan Shan	291	—
Mr. Hongxin Wang	3,739	—

Total	4,030	—

19. Commitments and contingencies

Capital commitment

In November 2020, the Group entered an agreement to set up a joint venture primarily engaged in the autonomous driving industry. As of December 31, 2020, the joint venture had been formed while no capital had been injected by the Group. The Group’s committed investment amount as of December 31, 2020 was RMB2.5 million.

Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

20. Statutory reserves and restricted net assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries and VIEs.

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2019 and 2020, appropriations to the statutory reserve have been made by the Group, which was RMB6.0 million and RMB12.6 million, respectively.

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately RMB249.0 million and RMB334.7 million as of December 31, 2019 and 2020, respectively.

21. Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2020.

21. Parent company only condensed financial information (continued)

Condensed balance sheets of the parent company

	As of December 31,
	2019	2020
	RMB	RMB
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	2,383	851
Amounts due from subsidiaries and consolidated VIEs	18	17

Total current assets	2,401	868
Non-current assets:
Investment in subsidiaries and consolidated VIEs	806,282	712,637

Total non-current assets	806,282	712,637

TOTAL ASSETS	808,683	713,505

LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	4,037	332
Amounts due to subsidiaries and consolidated VIEs	5	3,594

Total current liabilities	4,042	3,926

TOTAL LIABILITIES	4,042	3,926

MEZZANINE EQUITY
Series Angel convertible redeemable preferred shares	81,156	85,895
Series A convertible redeemable preferred shares	45,714	45,714
Series A+ convertible redeemable preferred shares	77,336	77,336
Series B convertible redeemable preferred shares	164,220	165,534
Series C convertible redeemable preferred shares	295,668	319,579
Series C+ convertible redeemable preferred shares	182,163	196,390
Series C++ convertible redeemable preferred shares	343,717	371,580
Series D convertible redeemable preferred shares	884,593	956,346

TOTAL MEZZANINE EQUITY	2,074,567	2,218,374

SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit):
Ordinary shares	56	56
Accumulated other comprehensive income(loss)	14,065	(2,445)
Accumulated deficit	(1,284,047)	(1,506,406)

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(1,269,926)	(1,508,795)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	808,683	713,505

21. Parent company only condensed financial information (continued)

Condensed statements of comprehensive loss of the parent company

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
General and administrative expenses	(868)	(688)
Research and development expenses	(562)	(1,050)
Interest income, net	(9)	(18)
Equity in loss of subsidiaries and consolidated VIEs	(232,554)	(112,823)

Loss before income tax expense	(233,993)	(114,579)
Net loss	(233,993)	(114,579)
Accretion on convertible redeemable preferred shares to redemption value	(131,136)	(143,807)

Net loss attributable to ForU worldwide Inc’s ordinary shareholders	(365,129)	(258,386)

Net loss	(233,993)	(114,579)
Other comprehensive income
Foreign currency translation adjustment	7,785	(16,510)
Total comprehensive loss	(226,208)	(131,089)
Accretion on convertible redeemable preferred shares to redemption value	(131,136)	(143,807)

Total comprehensive loss attributable to ForU worldwide Inc.’s ordinary shareholders	(357,344)	(274,896)

Condensed statements of cash flows of the parent company

	For the Year Ended December 31,
	2019	2020
	RMB	RMB
	(in thousands)
Net cash used in operating activities	(1,216)	(1,537)
Net cash (used in) provided by investing activities	(819,994)	159
Net cash provided by financing activities	337,170	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,757	(154)

Net decrease in cash, cash equivalents and restricted cash	(482,283)	(1,532)
Cash, cash equivalents and restricted cash at beginning of the year	484,666	2,383

Cash, cash equivalents and restricted cash at end of the year	2,383	851

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries and consolidated VIEs” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ income are presented as “Equity in loss of subsidiaries and

21. Parent company only condensed financial information (continued)

consolidated VIEs” on the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

22. Subsequent events

The Group evaluated subsequent events from December 31, 2020 through March 10, 2021, which is the date the consolidated financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

From January 1, 2021 through March 10, 2021, the Company granted 13,221,989 share options to employees of the Group pursuant to the 2018 Global Share Plan at an exercise price of US$0.14 per share, which will be vested evenly over 5 years. The fair value in aggregate of the share options granted is approximately US$8.9 million.

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
ASSETS
Current assets:
Cash and cash equivalents	489,207	519,179	79,242
Restricted cash	22,162	19,714	3,009
Short-term investments	6,525	52,857	8,068
Contract assets	16,717	15,463	2,360
Accounts receivable, net of allowance of RMB42,650 and RMB56,098 as of December 31, 2020 and March 31, 2021, respectively	544,140	517,189	78,938
Short-term financing receivables, net of allowance of RMB538 and RMB408 as of December 31, 2020 and March 31, 2021, respectively	62,899	48,927	7,468
Amounts due from related parties, net of allowance of RMB29 and RMB288 as of December 31, 2020 and March 31, 2021, respectively	264,078	286,879	43,786
Prepayments and other current assets	89,540	93,795	14,316

Total current assets	1,495,268	1,554,003	237,187

Non-current assets:
Property and equipment, net	3,781	4,430	676
Right-of-use assets	16,496	15,729	2,401
Deferred tax assets	1,079	825	126
Long-term financing receivables, net of allowance of RMB91 and RMB116 as of December 31, 2020 and March 31, 2021, respectively	24,021	12,535	1,913
Intangible assets, net	465	380	58
Other non-current assets	3,367	3,952	603

Total non-current assets	49,209	37,851	5,777

TOTAL ASSETS	1,544,477	1,591,854	242,964

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
LIABILITIES
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB261,665 and RMB249,416 as of December 31, 2020 and March 31, 2021, respectively)	266,050	256,793	39,194
Salary and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB33,954 and RMB32,165 as of December 31, 2020 and March 31, 2021, respectively)	90,660	85,469	13,045
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB339,012 and RMB305,989 as of December 31, 2020 and March 31, 2021, respectively)	344,012	310,989	47,466
Current portion of lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,218 and RMB4,886 as of December 31, 2020 and March 31, 2021, respectively)	9,692	9,532	1,455
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,908 and RMB3,427 as of December 31, 2020 and March 31, 2021, respectively)	2,908	3,427	523
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB97,469 and RMB91,979 as of December 31, 2020 and March 31, 2021, respectively)	116,163	257,194	39,256

Total current liabilities	829,485	923,404	140,939

Non-current liabilities:
Non-current portion of lease liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,021 and RMB3,653 as of December 31, 2020 and March 31, 2021, respectively)	6,793	5,963	910

Total non-current liabilities	6,793	5,963	910

TOTAL LIABILITIES	836,278	929,367	141,849

Commitments and contingencies (Note 18)

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
MEZZANINE EQUITY
Series Angel convertible redeemable preferred shares (US$0.00005 par value; 40,946,955 shares authorized, 40,000,000 issued and outstanding with redemption value of RMB63,560 and RMB65,043 as of December 31, 2020 and March 31, 2021, respectively)	85,895	87,043	13,285
Series A convertible redeemable preferred shares (US$0.00005 par value; 47,500,000 shares authorized, 47,500,000 issued and outstanding with redemption value of RMB22,820 and RMB23,353 as of December 31, 2020 and March 31, 2021, respectively)	45,714	45,714	6,977
Series A+ convertible redeemable preferred shares (US$0.00005 par value; 75,000,000 shares authorized, 75,000,000 issued and outstanding with redemption value of RMB64,964 and RMB66,483 as of December 31, 2020 and March 31, 2021, respectively)	77,336	77,336	11,804
Series B convertible redeemable preferred shares (US$0.00005 par value; 137,500,000 shares authorized, 137,500,000 issued and outstanding with redemption value of RMB146,694 and RMB150,125 as of December 31, 2020 and March 31, 2021, respectively)	165,534	165,840	25,312
Series C convertible redeemable preferred shares (US$0.00005 par value; 132,537,879 shares authorized, 132,537,879 issued and outstanding with redemption value RMB319,579 and RMB325,377 as of December 31, 2020 and March 31, 2021, respectively)	319,579	325,377	49,662
Series C+ convertible redeemable preferred shares (US$0.00005 par value; 58,831,334 shares authorized, 58,831,334 issued and outstanding with redemption value of RMB196,390 and RMB199,840 as of December 31, 2020 and March 31, 2021, respectively)	196,390	199,840	30,502
Series C++ convertible redeemable preferred shares (US$0.00005 par value; 69,094,422 shares authorized, 69,094,422 issued and outstanding with redemption value of RMB371,580 and RMB378,336 as of December 31, 2020 and March 31, 2021, respectively)	371,580	378,336	57,745
Series D convertible redeemable preferred shares (US$0.00005 par value; 161,992,603 shares authorized, 161,992,603 issued and outstanding with redemption value of RMB956,346 and RMB973,746 as of December 31, 2020 and March 31, 2021, respectively)	956,346	973,746	148,623

TOTAL MEZZANINE EQUITY	2,218,374	2,253,232	343,910

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
SHAREHOLDERS’ DEFICIT
ForU Worldwide Inc. shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 1,276,596,807 shares authorized as of December 31, 2020 and March 31, 2021, respectively, 164,000,000 ordinary shares issued and outstanding as of December 31, 2020 and March 31, 2021)	56	56	9
Additional paid-in capital	—	—	—
Statutory reserves	12,617	12,617	1,926
Accumulated other comprehensive loss	(2,445)	(1,658)	(253)
Accumulated deficit	(1,519,023)	(1,599,764)	(244,172)

Total ForU Worldwide Inc. shareholders’ deficit	(1,508,795)	(1,588,749)	(242,490)
Non-controlling interests	(1,380)	(1,996)	(305)

TOTAL SHAREHOLDERS’ DEFICIT	(1,510,175)	(1,590,745)	(242,795)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,544,477	1,591,854	242,964

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
Revenues:
Transportation services	661,138	1,179,791	180,071
Other services	10,690	3,563	544

Total revenues	671,828	1,183,354	180,615

Costs and expenses:
Cost of revenues	(657,986)	(1,165,597)	(177,905)
Operations and support	(11,732)	(6,100)	(931)
Sales and marketing	(21,890)	(36,520)	(5,574)
General and administrative	(37,363)	(40,415)	(6,169)
Research and development	(17,758)	(17,091)	(2,609)

Total costs and expenses	(746,729)	(1,265,723)	(193,188)
Other operating income	32,954	31,297	4,777

Loss from operations	(41,947)	(51,072)	(7,796)
Interest income	3,113	454	69
Interest expenses	(9,472)	(3,950)	(603)
Foreign currency exchange gain(loss)	(203)	6	1
Other income(loss), net	(603)	448	69

Loss before income tax expense	(49,112)	(54,114)	(8,260)
Income tax expense	(1,052)	(385)	(59)

Net loss	(50,164)	(54,499)	(8,319)
Less: Net loss attributable to non-controlling interests shareholders	(581)	(616)	(94)

Net loss attributable to ForU Worldwide Inc.	(49,583)	(53,883)	(8,225)
Accretion on convertible redeemable preferred shares to redemption value	(34,733)	(34,858)	(5,320)

Net loss attributable to ForU Worldwide Inc.’s ordinary shareholders	(84,316)	(88,741)	(13,545)

Net loss	(50,164)	(54,499)	(8,319)

Other comprehensive income:
Currency translation adjustments	9,679	787	120

Total comprehensive loss	(40,485)	(53,712)	(8,199)
Less: Comprehensive loss attributable to non-controlling interests shareholders	(581)	(616)	(94)

Comprehensive loss attributable to ForU Worldwide Inc.	(39,904)	(53,096)	(8,105)
Accretion on convertible redeemable preferred shares to redemption value	(34,733)	(34,858)	(5,320)

Comprehensive loss attributable to ForU Worldwide Inc.’s ordinary shareholders	(74,637)	(87,954)	(13,425)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	123,000,000	164,000,000	164,000,000
Net loss per share attributable to ordinary shareholders
—Basic	(0.69)	(0.54)	(0.08)
—Diluted	(0.69)	(0.54)	(0.08)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of ForU Worldwide Inc.
	Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Non-controlling Interests	Total Deficit
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2020	164,000,000	56	—	5,974	14,065	(1,290,021)	(1,269,926)	(182)	(1,270,108)
Net loss	—	—	—	—	—	(49,583)	(49,583)	(581)	(50,164)
Share-based compensation	—	—	13,248	—	—	—	13,248	—	13,248
Accretion on convertible redeemable preferred shares to redemption value	—	—	(13,248)	—	—	(21,485)	(34,733)	—	(34,733)
Currency translation adjustments	—	—	—	—	9,679	—	9,679	—	9,679

Balance at 31 March 2020	164,000,000	56	—	5,974	23,744	(1,361,089)	(1,331,315)	(763)	(1,332,078)

Balance at 1 January 2021	164,000,000	56	—	12,617	(2,445)	(1,519,023)	(1,508,795)	(1,380)	(1,510,175)
Net loss	—	—	—	—	—	(53,883)	(53,883)	(616)	(54,499)
Share-based compensation	—	—	8,000	—	—	—	8,000	—	8,000
Accretion on convertible redeemable preferred shares to redemption value	—	—	(8,000)	—	—	(26,858)	(34,858)	—	(34,858)
Currency translation adjustments	—	—	—	—	787	—	787	—	787

Balance at 31 March 2021	164,000,000	56	—	12,617	(1,658)	(1,599,764)	(1,588,749)	(1,996)	(1,590,745)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
Cash flows from operating activities:
Net loss	(50,164)	(54,499)	(8,319)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	732	583	89
Amortization of intangible assets	180	85	13
Credit provision and impairment charges	5,152	18,862	2,879
Deferred income tax expense(benefit)	(43)	254	39
Foreign currency exchange loss(gain)	203	(6)	(1)
Share-based compensation expenses	13,248	8,000	1,221
Changes in assets and liabilities:
Contract assets and accounts receivable	212,210	13,992	2,136
Amounts due from related parties	(15,447)	(23,495)	(3,586)
Prepayments and other assets	(15,697)	(4,163)	(636)
Right-of-use assets	1,481	767	117
Accounts payable	(57,087)	(9,257)	(1,413)
Salary and welfare payable	(13,807)	(5,191)	(792)
Financing receivables	18,534	25,563	3,902
Lease liabilities	(1,511)	(990)	(151)
Other liabilities	(16,904)	(16,163)	(2,467)

Net cash provided by (used in) operating activities	81,080	(45,658)	(6,969)

Cash flows from investing activities:
Purchases of short-term investments	(119,778)	(736,332)	(112,386)
Maturities of short-term investments	—	690,000	105,315
Purchases of property, equipment and intangible assets	(125)	(1,232)	(188)

Net cash used in investing activities	(119,903)	(47,564)	(7,259)

Cash flows from financing activities:
Advance payment from investors of Series E convertible redeemable preferred shares	—	157,713	24,072
Prepayments for transaction cost relating to financing activities	—	(4,737)	(723)
Proceeds from short-term borrowings	145,513	152,270	23,241
Repayments of short-term borrowings	(252,902)	(185,293)	(28,281)
Repayments of long-term borrowings	(9,711)	—	—

Net cash provided by (used in) financing activities	(117,100)	119,953	18,309

Effect of exchange rate change on cash, cash equivalents and restricted cash	9,475	793	119

Net increase (decrease) in cash, cash equivalents and restricted cash	(146,448)	27,524	4,200

FORU WORLDWIDE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS (continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB	US$ (Note 2.5)
Cash, cash equivalents and restricted cash at the beginning of the period
Including:
Cash and cash equivalents at the beginning of the period	450,153	489,207	74,668
Restricted cash at the beginning of the period	500,562	22,162	3,383

Total	950,715	511,369	78,051

Cash, cash equivalents and restricted cash at the end of the period
Including:
Cash and cash equivalents at the end of the period	304,887	519,179	79,242
Restricted cash at the end of the period	499,380	19,714	3,009

Total	804,267	538,893	82,251

Supplemental disclosures:
Cash paid for income taxes	(586)	(939)	(143)
Cash paid for interest	(9,479)	(4,142)	(632)
Right-of-use assets obtained in exchange for new operating lease liabilities	(854)	(3,617)	(552)
Non-cash investing and financing activities:
Accretion of convertible redeemable preferred shares	34,733	34,858	5,320

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

FORU WORLDWIDE INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. Organization

(a) Principle activities and subsidiaries

ForU Worldwide Inc. (“the Company”) was incorporated in the Cayman Islands on November 6, 2014 under the Cayman Islands Companies Law as an exempted company and conducts its business mainly through its consolidated subsidiaries, variable interest entities (the “VIEs”) and the subsidiaries of the VIEs (collectively, the “Group”, “ForU”). The Group is principally engaged in providing freight transportation services through its technology-driven road freight platform with the objective of improving the efficiencies of the road freight industry in the People’s Republic of China (the “PRC” or “China”).

As of March 31, 2021, the details of the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Subsidiaries
ForU Worldwide (HK) Limited (“ForU HK”)	November 14, 2014	Hong Kong	100%
Beijing ForU Duoduo Information Technology Co., Ltd. (“Beijing ForU Duoduo”)	May 18, 2015	PRC	100%
ForU (Dalian) Energy Co., Ltd.	August 30, 2018	PRC	80%
ForU Online (Tianjin) Commercial Factoring Co., Ltd.	November 26, 2018	PRC	100%
Tianjin ForU Duoduo Information Technology Co., Ltd	November 26, 2018	PRC	100%
Shanghai ForU Duoduo Information Technology Co., Ltd.	December 20, 2018	PRC	100%
Nanjing ForU Commercial Factoring Co., Ltd.	May 24, 2019	PRC	100%
ForU Information and Technology (HK) Limited	June 10, 2020	Hong Kong	100%
Tianjin Tonglian Zhihe Technology Co., Ltd.	July 2, 2020	PRC	100%
Beijing Tonglian Zhihe Technology Co., Ltd.	August 5,2020	PRC	100%
Shanghai Lianchong Information Technology Co.,Ltd.	October 15, 2020	PRC	100%

VIEs
Nanjing ForU Online Electronic Commerce Co., Ltd. (“Nanjing ForU”)	October 12, 2013	PRC	100%
Beijing ForU Online Information Technology Co., Ltd. (“Beijing ForU Online”)	December 16, 2014	PRC	100%
Tianjin ChengheYun Technology Co., Ltd	June 15, 2020	PRC	100%

Subsidiaries of VIEs
Tianjin Fuxin Financial Leasing Co., Ltd.	September 22, 2017	PRC	80%
Anhui ForU Modern Logistics Co., Ltd.	December 21, 2017	PRC	100%
Beijing Fuzhi Freight Forwarding Co., Ltd.	June 26, 2018	PRC	100%
Tianjin ForU Modern Logistics Co., Ltd.	July 26, 2018	PRC	100%
Jiangsu Zerun Modern Logistics Co., Ltd.	December 25, 2018	PRC	100%
Zhika (Tianjin) Automobile Sales Co., Ltd.	June 6, 2019	PRC	100%
Beijing Fuqi Freight Forwarding Co., Ltd.	June 17, 2019	PRC	100%
Beijing Fushun Yunlian Technology Co., Ltd.	September 25, 2019	PRC	100%
Jiangsu Shunren Transportation Co., Ltd.	October 31, 2019	PRC	100%
Tianjin Yiyoufa Media Co., Ltd	July 1, 2020	PRC	100%
Tianjin Yuntianxia Technology Co., Ltd	July 1, 2020	PRC	100%
Tianjin Zhiyunduo Technology Co., Ltd	July 2, 2020	PRC	100%

1. Organization (continued)

(b) History and reorganization of the Group

The Group commenced operations in the PRC through Nanjing ForU, which was established in October 2013 by Ms. Dandan Shan (the “Founder”, CEO and chairman of the board of directors). Nanjing ForU and its subsidiaries developed its businesses over time in China.

The Company was incorporated in the Cayman Islands on November 6, 2014 as the Group’s holding company to facilitate offshore financing. Through a series of reorganization transactions (the “Reorganization”), the Company obtained control over Nanjing ForU through contractual arrangements. The Group’s business continued to be carried out by Nanjing ForU and Beijing ForU Online after the Reorganization. In connection with the Reorganization, all the shareholders of Nanjing ForU subscribed for ordinary shares, Series Angel, A, A+ and B convertible redeemable preferred shares of the Company as applicable, in proportion to their previous respective equity interests in Nanjing ForU prior to the Reorganization.

The Reorganization was completed on March 15, 2017.

(c) Basis of Presentation for the Reorganization

Immediately before and after the Reorganization, the shareholding percentages and rights of each shareholder of the Group are substantially the same in Nanjing ForU and in the Company, and no one shareholder has control over Nanjing ForU or the Company. Accordingly, the Reorganization was accounted for in a manner similar to a common control transaction because of the high degree of common ownership, and it was determined that the reorganization transactions lack economic substance.

There was no change in the basis of presentation of the financial statement resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts. The financial statements are prepared as if the corporate structure of the Group had been in existence since inception of the Group.

(d) VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance business and certain other businesses, the Group operates its platforms in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or shareholders of the Group (“nominee shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements through its wholly owned PRC subsidiaries (“WFOEs”) with these PRC domestic companies and their respective nominee shareholders (collectively, “contractual agreements”). These contractual agreements include shareholder voting proxy agreement, exclusive consultation and service agreement, exclusive option agreement, and equity interest pledge agreement. These contractual agreements can be extended at the options of WFOEs prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Company consolidated the financial results of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s unaudited interim condensed consolidated financial statements in accordance with the basis of presentation as stated in Note 2.1.

1. Organization (continued)

The following is a summary of the contractual agreements:

i) Contractual Agreements with VIEs

Shareholders Voting Proxy Agreement

Pursuant to the shareholder voting proxy agreements among the WFOEs, the VIEs and their respective nominee shareholders, each nominee shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the then-effective articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the nominee shareholder continues to be a shareholder of the VIEs.

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation and service agreement among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, consulting services and graphic design. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive consultation and service agreements. The VIEs agree to pay the WFOEs services fees, which will be largely determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreement may be terminated in accordance with the provisions of this agreement.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective nominee shareholders, the nominee shareholders of the VIEs irrevocably grant the WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs, and the purchase price shall be the lowest price permitted by applicable PRC law. The shareholders further undertake to pay to the WFOEs any purchase price or other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, dispose of or cause the company management to dispose of any material assets. The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, terminate any material contract or enter into any other contract which is in conflict with any existing material contract, appoint or remove its directors, supervisors or other management, be terminated, liquidated or dissolved, lend or borrow money, or undertake any substantial obligation other than those occurred during the ordinary course of business. This agreement will remain effective till all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or its designated person.

1. Organization (continued)

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements among the WFOEs, the VIEs and their respective nominee shareholders, the nominee shareholders of the VIEs pledged all of their respective equity interests in the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their nominee shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity interest pledge agreements. The nominee shareholders of the VIEs also undertake that, during the term of the equity interest pledge agreement, unless otherwise approved by the WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

ii) Risks in relation to VIE structure

A majority part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and (ii) each of the VIE contractual agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIEs could be severely limited.

In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations, and;

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

1. Organization (continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

Summary of Financial Information of the Group’s VIEs

In accordance with VIE contractual agreements, the Company could (1) exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s unaudited interim condensed consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB96.1 million and RMB96.1 million as of December, 31 2020 and March 31, 2021, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

1. Organization (continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries) taken as a whole, which are included in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2020 and March 31, 2021, and the operation results for the three months ended March 31, 2020 and 2021:

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Cash and cash equivalents	352,038	249,400
Restricted cash	2,587	—
Short-term investments	—	20,000
Contract assets	16,717	15,463
Accounts receivable, net	542,751	517,142
Short-term financing receivables, net	62,899	48,927
Amounts due from related parties	264,078	286,879
Prepayments and other current assets	74,365	76,627
Amounts due from non-VIE subsidiaries of the Group	191,676	112,808

Total current assets	1,507,111	1,327,246

Property and equipment, net	2,387	3,154
Right-of-use assets	7,858	8,280
Intangible assets, net	459	376
Deferred tax assets	934	403
Long-term financing receivables, net	24,021	12,535
Other non-current assets	3,367	3,952

Total non-current assets	39,026	28,700

Total assets	1,546,137	1,355,946

Accounts payable	261,665	249,416
Salary and welfare payable	33,954	32,165
Short-term borrowings	339,012	305,989
Current portion of lease liabilities	5,218	4,886
Contract liabilities	2,908	3,427
Accrued expenses and other current liabilities	97,469	91,979
Amounts due to non-VIE subsidiaries of the Group	1,480,438	1,379,439

Total current liabilities	2,220,664	2,067,301

Non-current portion of lease liabilities	4,021	3,653

Total non-current liabilities	4,021	3,653

Total liabilities	2,224,685	2,070,954

1. Organization (continued)

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Revenues	672,369	1,170,220
—Revenue from third parties	670,109	1,168,031
—Revenue from non-VIE subsidiaries of the Group	2,260	2,189
Net loss	(48,199)	(44,460)
Net cash provided by (used in) operating activities	124,677	(50,995)
Net cash used in investing activities	(75,511)	(21,207)
Net cash used in financing activities	(117,100)	(33,023)
Net decrease in cash, cash equivalents and restricted cash	(67,934)	(105,225)

2. Significant accounting policies

2.1 Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. These unaudited interim condensed consolidated financial statements do not include all of the information and footnotes normally included in the annual financial statements prepared in accordance with U.S. GAAP. The accompanying December 31, 2020 condensed consolidated balance sheet data was derived from the audited financial statements but does not include all disclosures required by U.S. GAAP. In the opinion of management, the unaudited interim condensed consolidated financial statements and accompanying notes include all adjustments of a normal recurring nature necessary for the fair statement of the results of operations, financial position and cash flows for the interim periods presented. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual financial statements and the notes thereto also included here in.

2.2 Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the unaudited interim condensed consolidated statement of comprehensive loss from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2. Significant accounting policies (continued)

2.3 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the unaudited interim condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Group evaluates its estimates, including, but not limited to, those related to revenue recognition, allowances of receivables, valuation and recognition of share-based compensation expenses, fair value of ordinary shares and convertible redeemable preferred shares, and valuation allowance for deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

2.4 Foreign currencies and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in Hong Kong is United States dollars (“US$”) and the functional currency of the PRC entities in the Group is RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies. Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange gain(loss) in the unaudited interim condensed consolidated statements of comprehensive loss.

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income in the unaudited interim condensed consolidated statements of comprehensive loss.

2.5 Convenience translation

Translations of the unaudited interim condensed consolidated balance sheets, the unaudited interim condensed consolidated statements of comprehensive loss and the unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518, representing the index rates stipulated by the federal reserve board/ the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

2.6 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it

2. Significant accounting policies (continued)

would trade and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.7 Restricted cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the unaudited interim condensed consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the unaudited interim condensed consolidated statements of cash flows.

The Group’s restricted cash is classified into current and non-current portion based on the length of restricted period. The balance of restricted cash consisted of cash pledged with financial institutions for the Group’s borrowings of RMB19.6 million and RMB19.7 million as of December 31, 2020 and March 31, 2021, respectively, and cash restricted due to legal proceedings that arose in the ordinary course of business of RMB2.6 million and nil as of December 31, 2020 and March 31, 2021 respectively. All the restricted cash were classified into current assets as of December 31, 2020 and March 31, 2021.

2.8 Revenue recognition

Disaggregation of net revenues

For the three months ended March 31, 2020 and 2021, substantially all the Group’s revenues were generated in the PRC. The following table provides information about disaggregated revenue by service line and by type of customers. Key account (“KA”) shippers typically refer to customers with

2. Significant accounting policies (continued)

large scale, and the Group usually enters into framework agreements with them and credit terms are granted for payment of service fees. All the other customers are categorized into small and mid-size enterprise (“SME”) shippers, who are typically small and mid-size enterprises and no credit terms are granted by the Group:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Transportation services	661,138	1,179,791
—KA shippers	661,138	1,060,894
—SME shippers	—	118,897
Other services	10,690	3,563

Total	671,828	1,183,354

The Group adopted ASC 606—“Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and value added tax (“VAT”).

Transportation services:

The Group provides transportation services to shippers. Revenue from transportation services represents the gross amount charged to shippers for these services. Costs incurred with contracted carriers for freight transportation are recorded in cost of revenues.

The primary performance obligation of the Group under the contracts with customers is to transport the customers’ freight. The Group has responsibility for transportation of the freight from origin to destination, once a shipment request is effective according to the contracts with shippers. The transaction price for each shipment request is generally fixed and readily determinable at inception. The Group considers the constraint on variable consideration and only recognizes revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Group contracts with carriers to deliver the transportation services. Contracted carriers include fleets and individual drivers. Judgment is required in determining whether the Group is the principal or agent in transactions with shippers. The Group is at its own discretion for acceptance of shipment requests, selection of appropriate carriers to deliver the services through its ordering and dispatching mechanism of the platform. The Group also oversees the transportation process during the transit period. Therefore, the Group effectively controls the service before it is transferred to the shipper. The Group is primarily responsible for fulfilling the contract with the shipper and is legally liable for loss or damage to customers’ goods in transit period. The Group also has pricing discretion and negotiates separately the price(s) charged to shippers and amounts paid to carriers. Accordingly, the Group is the principal in these transactions.

The Group recognizes revenue over time as the performance obligation is satisfied over time, which generally represents the transit period of each shipment request. The Group’s customers receive the benefit of the services as the freight is transported from one location to another. The Group’s

2. Significant accounting policies (continued)

performance obligation is completed when the customers’ freight reaches its intended destination. The Group uses the time-in-transit to measure the progress towards completion based on the percentage of time past to the total estimated transit period at completion of the performance obligation. In estimating the progress toward completion for shipment requests partially completed as of the reporting date, the Group usually is able to use the data of actual transit periods, which is available in the first few days following the reporting date, as the transit period generally ranges from several hours to a couple of days.

Contract assets represent unbilled amounts resulting from shipments in transit for KA shippers, as the Group typically has an unconditional right to payment only when the KA shipper confirms the delivery of freight. Contract liabilities represent consideration collected prior to satisfying the performance obligations, which typically includes advance payments from SME shippers. Contract liabilities as of December 31, 2020 and March 31, 2021 were RMB2.9 million and RMB3.4 million. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB0.4 million and RMB2.9 million for the three months ended March 31, 2020 and 2021, respectively.

Other services:

The Group generates revenues from other services primarily from providing financing service to carriers through lease arrangements and fuel services.

The Group enters into lease arrangements for the purpose of generating revenue by providing financing, thus the selling profit or loss for sales-type lease is presented on a net basis. Interest income from financing service is recognized using the interest method to produce a constant yield over the life of the lease term. Fuel services is recognized when service is provided and presented on a net basis.

2.9 Share-based compensation

The Group grants share options to eligible employees and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses using a straight-line method over the requisite service period, which is the vesting period. Such awards contain only service conditions.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behaviour, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the requisite service period of these stock options.

2. Significant accounting policies (continued)

In accordance with ASU 2016-09, the Group has chosen to account for forfeitures when they occur.

2.10 Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited interim condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the unaudited interim condensed consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the “more likely than not” recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the three months ended March 31, 2020 and 2021. The Group did not have any significant unrecognized uncertain tax positions for the three months ended March 31, 2020 and 2021.

2.11 Net loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion on convertible redeemable preferred shares to redemption value and deemed dividend to a preferred shareholder, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted loss per share is computed using the weighted average number of additional ordinary shares that would had been outstanding assuming the conversion of all dilutive potential ordinary shares.

2. Significant accounting policies (continued)

2.12 Noncontrolling interests

For the Company’s consolidated subsidiaries and VIEs, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Group’s unaudited interim condensed consolidated statements of comprehensive loss to distinguish the interests from that of the Group.

2.13 Government grants

Government grants are recognized as income in “other operating income”, or “other income(loss), net” or as a reduction of specific costs and expenses for which the grants are intended to compensate, depending on the nature of such grants. Such amounts are recognized in the unaudited interim condensed consolidated statements of comprehensive loss upon receipt and when all conditions attached to the grants are fulfilled.

For the three months ended March 31, 2020 and 2021, the Group recognized government grants of approximately RMB36.8 million and RMB30.5 million, respectively. Of those amounts, approximately RMB32.8 million and RMB30.5 million were tax refund. The Group does not report VAT in the unaudited interim condensed consolidated statements of comprehensive loss as the Group collects VAT on behalf of the government, and therefore such VAT refund were recorded in “other operating income” in the unaudited interim condensed consolidated statements of comprehensive loss as there is no specific costs or expenses to reduce.

2.14 Concentration and risks

Concentration of customers

There were three and two customers (including related parties) from whom revenues individually represent greater than 10% of the total revenues of the Group for the three months ended March 31, 2020 and 2021 respectively as follows:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
Customer A	35.8%	13.1%
Customer B	24.6%	23.0%
Customer C	14.2%	*

Total	74.6%	36.1%

There were three and two customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable (including which is presented as amounts due from related parties of the Group. See Note 17) as of December 31, 2020 and March 31, 2021 respectively as follows:

	As of
	December 31, 2020	March 31, 2021
Customer B	31.3%	34.0%
Customer D	10.9%	*
Customer E	10.1%	13.0%

Total	52.3%	47.0%

*	The percentage was below 10% for the period.

2. Significant accounting policies (continued)

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, amounts due from related parties, other receivables and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020, and March 31, 2021, all of the Group’s cash and cash equivalents, restricted cash and short- term investments were held by major financial institutions located in the PRC and Hong Kong, which the management believes are of high credit quality. The Group believes that the risk of failure of any of these banks is remote. Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The Group believes that there is no significant credit risk associated with amount due from related parties.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB445.7 million and RMB341.3 million as of December 31, 2020 and March 31, 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the RMB has fluctuated against the US$ at times significantly and unpredictably. The change of the RMB against the US$ was depreciation of approximately 1.6% and 0.7% for the three months ended March 31, 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

2.15 Recently issued but not yet adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), “Financial Instruments—Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU 2016-13 is effective for EGCs for fiscal year beginning after December 15, 2020 and for public companies excluding EGCs for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. As an emerging growth company (“EGC”), the Group has elected to apply ASU 2016-13 for the fiscal year ending December 31, 2023. The Group will continue to evaluate the

2. Significant accounting policies (continued)

effect that this accounting standard will have on the unaudited interim condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for EGCs for fiscal year beginning after December 15, 2021 and public companies excluding EGCs for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its unaudited interim condensed consolidated financial statement.

In March 2020, FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments are effective for all entities beginning on March 12, 2020, and the entity may elect to apply the amendments prospectively through December 31, 2022. The Group is currently evaluating the impact of this accounting standard update on its unaudited interim condensed consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The standard is effective for EGCs for fiscal year beginning after December 15, 2023. The FASB also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company is currently evaluating the impact of this accounting standard update on its unaudited interim condensed consolidated financial statements.

3. Prepayments and other current assets

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Current:
VAT- input deductible	35,099	28,148
Deposits for operating leases and others	23,627	27,470
Other receivables	5,945	10,950
Prepayments	14,750	16,085
Others	10,119	11,142

Total	89,540	93,795

4. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Accounts receivable	586,790	573,287
Allowance for doubtful accounts	(42,650)	(56,098)

Accounts receivable, net	544,140	517,189

The movement in the allowance for doubtful accounts were as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
	(in thousands)
Balance at the beginning of the period	(47,079)	(42,650)
Additions	(5,156)	(17,329)
Reversal	—	3,116
Write-offs	4,677	765

Balance at the end of the period	(47,558)	(56,098)

5. Financing receivables, net

Financing receivables, net as of December 31, 2020 and March 31, 2021 consisted of the followings:

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Short-term:
Lease receivables	51,333	41,656
Loan receivables	12,104	7,679
Allowance for credit loss	(538)	(408)

Total short-term financing receivables, net	62,899	48,927

Long-term:
Lease receivables	22,143	11,292
Loan receivables	1,969	1,359
Allowance for credit loss	(91)	(116)

Total long-term financing receivables, net	24,021	12,535

The following table summarizes the balances of financing receivables by due date as of December 31, 2020 and March 31, 2021:

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Due in months
0-12	62,899	48,927
13-24	23,867	11,886
25-36	154	649

Total financing receivables	86,920	61,462

The activities in the provision for credit losses for the three months ended March 31, 2020 and 2021, respectively, consisted of the following:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
	(in thousands)
Beginning balance	(354)	(629)
Provisions	(91)	—
Reversal	—	105

Ending balance	(445)	(524)

5. Financing receivables, net (continued)

Aging analysis of past due financing receivables as of December 31, 2020 and March 31, 2021 is as follows:

	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Financing receivables
December 31, 2020	—	81	86	281	39	487	86,433	86,920

Financing receivables
March 31, 2021	164	—	80	82	278	604	60,858	61,462

6. Property and equipment, net

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Vehicles	3,849	3,849
Computer equipment	2,477	2,636
Furniture and office equipment	118	118
Leasehold improvement	1,778	2,813

Total	8,222	9,416
Less: accumulated depreciation and impairment	(4,441)	(4,986)

Net book value	3,781	4,430

Depreciation expenses recognized for the three months ended March 31, 2020 and 2021 amounted to RMB0.7 million and RMB0.6 million, respectively. No impairment was recognized for all periods presented.

7. Intangible assets, net

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Software	1,829	1,829
Less: accumulated amortization	(1,364)	(1,449)

Net book value	465	380

Amortization expenses recognized for the three months ended March 31, 2020 and 2021 amounted to RMB0.2 million and RMB0.1 million, respectively. No impairment was recognized for all periods presented.

8. Borrowings

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Current portion:
Short-term borrowings (i)	213,800	203,800
Accounts receivables financing, current portion (ii)	127,553	105,758
Receivables factored financing, current portion (iii)	2,659	1,431

Total	344,012	310,989

(i)

Short-term borrowings as of December 31, 2020 and March 31, 2021 consisted of RMB213.8 million and RMB203.8 million bank loans, respectively, with the rest borrowing from other financial institutions. All of these borrowings were denominated in RMB and repayable within one year. The weighted average interest rate for the outstanding borrowings as of December 31, 2020 and March 31, 2021 were 4.8% and 4.7%.

Included in short-term borrowings as of December 31, 2020 and March 31, 2021 were RMB15.0 million and RMB10.0 million, respectively, that were fully guaranteed by Ms. Dandan Shan.

(ii)

The Group entered into factoring arrangements with financial institutions in China, pursuant to which the Group transferred its accounts receivable of the underlying transportation service agreements to the financial institutions and received the invoice amount upon the transfer of the accounts receivable. The Group is liable to the financial institutions for the invoice amount if the customers are in default of paying the accounts receivable on the due date. The interest rate for the factoring arrangements for 2020 ranged from 6.0% to 10.0% per annum, and ranged from 6.0% to 10.8% per annum for the three months ended March 31, 2021.

The Group concluded that such transfer of accounts receivables with recourse did not qualify for sales accounting and was reported as a secured borrowing. The accounts receivables transferred with recourse were not derecognized. Cash amount received from the financial institutions are recorded as short-term borrowings as most of accounts receivable factored are due within one year. Cash received from financial institutions is classified as a financing cash inflow on the unaudited interim condensed consolidated statements of cash flows. The accounts receivable collected by the Group and remitted to financial intuitions are classified as operating cash inflows and financing cash outflows on the unaudited interim condensed consolidated statements of cash flows.

(iii)

The Group entered into factoring agreements with financial institutions in China, pursuant to which the Group received majority residual rent of the underlying financing lease agreements upon the transfer of financing receivables. Individual lessee is initially evaluated by the Group and pay the monthly rent to the Group before the Group remitting the money to the financial institutions. The Group is required to repay the principal to the financial institutions if the lessees early terminate the lease agreements with the Group or if the lessees are in default on repayment of monthly rent. The interest rate for the factoring arrangements for 2020 ranged from 6.2% to 10.5% per annum, and was 6.2% per annum for the three months ended March 31, 2021.

The Group considers such transfer of financing receivables with recourse did not qualify for sales accounting and was reported as a secured borrowing. The financing receivables transferred with recourse were not derecognized. Cash received from the financial institutions is recorded as short-term borrowings if the principal is due within one year, or long-term borrowings if the principal is due beyond twelve months. Cash received from financial institutions is classified as financing cash inflows on the unaudited interim condensed consolidated statements of cash flows. The monthly rent paid by lessee to the Group and then to financial intuitions is classified as

8. Borrowings (continued)

operating cash inflows and financing cash outflows on the unaudited interim condensed consolidated statements of cash flows. Receivables factored financing as of December 31, 2020 and March 31, 2021 included RMB2.7 million and RMB1.4 million, respectively, were fully guaranteed by Ms. Dandan Shan and Mr. Hongxin Wang.

9. Accrued expenses and other current liabilities

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Tax payables	51,238	33,209
Deposits payable to carriers	29,301	34,096
Deposits relating to leases	12,362	10,608
Accrued service expenses	9,935	8,556
Advance payment from investors (i)	—	157,713
Others	13,327	13,012

Total	116,163	257,194

(i)

Advance payment from investors presented part of cash consideration already received in advance as of March 31, 2021 for Series E convertible redeemable preferred shares, which were issued subsequently in April 2021 (see Note 19(a)).

10. Other income (loss), net

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Investment income, net	686	328
Other income(loss), net	(1,289)	120

Total	(603)	448

11. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

11. Taxation (continued)

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises”.

Beijing ForU Duoduo is qualified as a “high and new technology enterprise” and has a preferential income tax rate of 15% from 2019 to 2021. The Group’s other PRC subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) are subject to the statutory income tax rate of 25%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018.

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The following table summarizes the China operations’ income tax expenses and effective tax rates for the three months ended March 31, 2020 and 2021:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands, except for tax rate)
Loss before income tax expense	(49,112)	(54,114)
Income tax expense	1,052	385
Current income tax expense	1,095	131
Deferred tax expense(benefit)	(43)	254
Effective tax rates	(2.1)%	(0.7)%

12. Share-based compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Operation and support	76	723
General and administrative	11,139	5,496
Sales and marketing	1,218	1,184
Research and development	815	597

Total	13,248	8,000

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Share-based compensation related to Founders’ Restricted Shares (a)	8,126	—
Share-based compensation related to share options (b)	5,122	8,000

Total	13,248	8,000

There was no income tax benefit recognized in the unaudited interim condensed consolidated statements of comprehensive loss for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets for the three months ended March 31, 2020 and 2021.

(a) Restricted Shares

In connection with the Group’s issuance of Series C Preferred Shares on March 15, 2017, all the 164,000,000 ordinary shares held by Ms. Dandan Shan and Mr. Yifei Ye became restricted pursuant to the arrangement with other investors of the Company, 25% of the Restricted Shares were vested on May 16, 2017 and the remaining 75% of the Founders’ Restricted Shares shall be vested annually in equal instalments over the next three years provided Ms. Dandan Shan and Mr. Yifei Ye continue to work for the Group, subject to acceleration under certain circumstances including a successful IPO. Such restriction is deemed as a compensatory arrangement for services to be provided by Ms. Dandan Shan and Mr. Yifei Ye, and therefore accounted for as a share-based compensation arrangement.

On July 18, 2018, in connection with the Group’s issuance of Series C++ Preferred Share, the Company repurchased 14,547,384 Ordinary Shares held by Mr.Yifei Ye at a consideration of US$9.0 million (RMB60.2 million). Pursuant to the arrangement, 2,247,384 shares vested on an accelerated basis on July 18, 2018 with the rest unvested shares follow the original vesting schedule. Share-based compensation expenses amounting to RMB1.2 million was recognized accordingly to the accelerate vesting schedule.

12. Share-based compensation (continued)

All restricted shares have been fully vested as of December 31, 2020. Vesting schedule of the Restricted Shares’ for the three months ended March 31, 2020 was as follows:

Number of Options Outstanding
Unvested as of January 1, 2020	41,000,000
Vested	—

Unvested as of March 31, 2020	41,000,000

(b) Share-based compensations related share options

2018 Global Share Plan

In June 2018, the Company adopted the “2018 Global Share Plan”, an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and Consultants. The maximum number of shares that may be issued under the 2018 Global Share Plan shall be 72,000,000 Ordinary Shares of the Company, which shall be equivalent to approximately 7.5% of the Group’s total equity interests. The share options granted under 2018 Global Share Plan have been granted have a contractual term of ten years from the date of grant, and are generally scheduled to be vested over five years of continuous service subject to vesting schedules below according to each option agreement:

Type 1:	The granted share options are vested immediately on the grant date.
Type 2:

10% of the total granted share options are vested on the first anniversary of the stated vesting commencement date, 20% of the total granted share options are vested on the second, third and fourth anniversary of the stated vesting commencement date respectively, the rest 30% of the total granted share options are vested on the fifth anniversary of the stated vesting commencement date.

Type 3:	The granted share options vest annually over a 5-year period, with 10%, 15%, 20%, 25% and 30% of the options to be vested on each of the anniversary dates.
Type 4:

20% of the total granted share options are vested on the first anniversary of the stated vesting commencement date, and the remaining of the awards are vested in equal instalments on an annual basis over the remaining vesting period.

Type 5:	Vest annually in equal instalments over the 4-year period on each of the anniversary dates.

In December 2020, the Group accelerated the vesting schedule of all Type 2 granted share options to vest annually in equal instalments over the 5-year period on each of the anniversary. The Group evaluated the fair value of share options immediately before and after of the modification, with no significant incremental fair value change.

On March 27, 2019, the Group authorized the acceleration of vesting of all share options granted to the Group’s CTO. The unvested share options following previous Type 3 vesting schedule, vested immediately upon such authorization, and related compensation expense of RMB14.9 million was recorded accordingly.

12. Share-based compensation (continued)

The following table summarizes activities of the Company’s share options under the 2018 Global Share Plan as converted to the number of ordinary shares of the Company:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$ (in thousands)
Outstanding as of January 1, 2020	76,822,850	0.11	8.30	39,930
Granted	400,000	0.14	—	—
Exercised	—	—	—	—
Forfeited	(843,815)	0.14	—	—

Outstanding as of March 31, 2020	76,379,035	0.11	8.06	43,880

Outstanding as of January 1, 2021	77,710,428	0.11	7.36	54,044
Granted	15,721,989	0.14	—	—
Exercised	—	—	—	—
Forfeited	(717,967)	0.14	—	—

Outstanding as of March 31, 2021	92,714,450	0.11	7.06	73,351

Vested and exercisable as of March 31, 2020	37,905,773	0.09	7.36	22,420
Vested and exercisable as of March 31, 2021	46,807,720	0.10	6.60	37,788

The weighted-average grant date fair value for options granted under the Company’s 2018 Global Share Plan during the three months ended March 31, 2020 and 2021 was US$0.54 and US$0.69, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the three months ended March 31, 2020 and 2021 was RMB5.1 million and RMB8.0 million, respectively.

As of March 31, 2021, the total unrecognized compensation expense related to the options was RMB132.9 million. The amount is expected to be recognized over a weighted average period of 1.95 years.

The fair value of each option granted under the Company’s 2018 Global Share Plan during the three months ended March 31, 2020 and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
Exercise price	0.14	0.14
Fair value of ordinary shares (US$)	0.68	0.80 - 0.91
Expected volatility	41%	43% - 44%
Excepted term (in years)	10	10
Expected dividend yield	—	—
Risk-free interest rate	0.55%	0.93% - 1.71%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bonds as of the option valuation date. The expected volatility at the grant date and each option valuation date is

12. Share-based compensation (continued)

estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

13. Ordinary shares

On November 6, 2014, the Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 1,000,000,000 ordinary shares of par value US$0.00005 each.

On February 20, 2017, immediately after the Reorganization, the Company’s authorized shares comprising of:

(i)	567,462,121 ordinary shares of at par value of US$0.00005 each;

(ii)	40,000,000 Series Angel convertible redeemable preferred shares (“Series Angel Preferred Shares”) at par value of US$0.00005 each;

(iii)	47,500,000 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) at par value of US$0.00005 each;

(iv)	75,000,000 Series A+ convertible redeemable preferred shares (“Series A+ Preferred Shares”) at par value of US$0.00005 each;

(v)	137,500,000 Series B convertible redeemable preferred shares (“Series B Preferred Shares”) at par value of US$0.00005 each;

(vi)	132,537,879 Series C convertible redeemable preferred shares (“Series C Preferred Shares”) at par value of US$0.00005 each;

Ms. Dandan Shan and Mr. Yifei Ye ultimately owned 139,400,000 ordinary shares and 24,600,000 ordinary shares respectively, immediately after the Reorganization.

On November 30, 2017, the Company increased its authorized share capital to US$100,000 divided into 1,508,630,787 shares and 491,369,213 preferred shares. On the same date, the Company authorized 58,831,334 Series C+ convertible redeemable preferred shares (“Series C+ Preferred Shares”) at par value of US$0.00005 each.

On July 18, 2018, the Company repurchased 14,547,384 ordinary shares held by 500K Venture Investments Limited, which is controlled by Mr. Yifei Ye, at a consideration of US$9.0 million (RMB60.2 million). The difference between the repurchase price and fair value of the ordinary shares at the time of the repurchase amounting to US$4.0 million (RMB27.1million) was recorded as share-based compensation expenses. The repurchased ordinary shares were reissued as ordinary shares on the same date to one investor at a consideration of US$9.0 million (RMB60.2 million). The difference between the issuance price and fair value of the ordinary shares amounting to US$4.0 million was recorded as additional paid in capital.

On August 2, 2018, the Company authorized and issued 69,094,422 series C++ convertible redeemable preferred shares (“Series C++ Preferred Shares”) at par value of US$0.00005 each.

On December 5, 2018, the Company’s US$100,000 authorized share capital was divided into 1,276,596,807 ordinary shares and 723,403,193 preferred shares. On the same date, the Company authorized and issued 161,992,603 series D convertible redeemable preferred shares (“Series D Preferred Shares”) at par value of US$0.00005 each.

14. Preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares (“Preferred Shares”) as of March 31, 2021:

Name	Issuance date	Issuance price per share	Number of shares
		US$
Series Angel Preferred Shares	March 2017	0.13	40,000,000
Series A Preferred Shares	March 2017	0.14	47,500,000
Series A+ Preferred Shares	March 2017	0.15	75,000,000
Series B Preferred Shares	March 2017	0.17	137,500,000
Series C Preferred Shares	March to April 2017, September 2017	0.26	132,537,879
Series C+ Preferred Shares	December 2017	0.37	58,831,334
Series C++ Preferred Shares	July to August 2018	0.66	69,094,422
Series D Preferred Shares	December 2018 to February 2019	0.74	161,992,603

The major rights, preferences and privileges of the Preferred Shares are as follows:

(a) Dividends rights

Each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with ordinary shares, on an as-converted basis, when, as and if declared by the board of the Company.

(b) Conversion rights

Optional Conversion:

Unless converted earlier pursuant to automatic conversion as described below, any Preferred Share may, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration (provided that, if any Preferred Share has not been fully paid in accordance with the terms of issuance thereof prior to such conversion, the ordinary share(s) so converted shall remain subject to the payment requirements in accordance with the terms of issuance of the Preferred Share), into fully-paid ordinary shares based on the conversion price.

Automatic Conversion:

Each Preferred Share shall automatically be converted, based on the conversion price, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the consummation of a public offering of ordinary shares of the Company with an implied pre-money valuation of US$1,250,000,000 or more (“Qualified IPO”) as defined in the Memorandum and Articles of Association.

The initial conversion ratio of preferred shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) share subdivisions, combinations or consolidations of equity securities, share dividends and similar events, or (ii) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.

(c) Redemption rights

Upon the occurrence of any Redemption Event as described below, the Company shall redeem, at the written request of any holder of the preferred shares, all or any of the issued and outstanding

14. Preferred shares (continued)

Preferred Shares held and as elected by such holder of the Preferred Shares, out of funds legally available therefore, at the price per share equal to the aggregate of the applicable original issue price as set forth in the investor rights agreement and an amount that would give such shareholder a simple non-compounded interest of eight percent (8%) per annum on the applicable original issue price, calculated from the applicable original issuance date as set forth in the investor rights agreement up until the date of receipt by such shareholder of the full redemption amount thereof.

For all preferred shares, “Redemption Event” means the occurrence of any of the followings events: (i) the Company fails to complete a Qualified IPO by December 31, 2021; (ii) any material change of the relevant laws or other factors which has resulted or is likely to result in the Company’s inability to control and consolidate the PRC companies; (iii) if the Company meets the requirements for Qualified IPO and the holders of Preferred Shares approve the application for Qualified IPO, the initiation of Qualified IPO are vetoed due to the reasons not attributable to the holders of preferred shares or the Qualified IPO is not proceeded as the planned scheme and time schedule due to that the Founders and/or the management personnel do not try best efforts to cooperate with such Qualified IPO; (iv) there exist material change to the Founder Ms. Dandan Shan or it is expected that Ms. Dandan Shan cannot provide services for the Group Companies for more than twelve months; (v) the Founder Ms. Dandan Shan and/or her immediate family operate such business which is in competition with the business of the Group directly or indirectly through such entity controlled by Ms. Dandan Shan and/or her immediate family or such entity in which Ms. Dandan Shan and/or her immediate family hold any equity interest.

(d) Liquidation preferences

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, amount equal to 120% of the original issue price of each Preferred Share (in each case as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per each Preferred Share, then held by such holder. If the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of such Preferred Shares, then such assets shall be distributed among the holders of this category Preferred Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series D Preferred Shares to holders of Series Angel Preferred Shares. No distribution to junior Preferred Shares until full payment of the amount distributable or payable on the senior Preferred Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (with outstanding Preferred Shares treated on an as-if-converted basis).

Deemed liquidation events include: i) any consolidation, amalgamation or merger of the Company or any other restructure which results in the change in control; ii) a sale, exchange, transfer or other disposition, of all or substantially all of the assets of any Group company; iii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Group; iv) the exclusive licensing of all or substantially all of the Group’s intellectual property to third party; v) any liquidation, dissolution or winding up of a company within the Group, which total revenue accounts for 5% or more of the total consolidated revenue of the Group in a fiscal year.

14. Preferred shares (continued)

(e) Voting rights

Each Preferred Share shall be entitled to such number of vote(s) equal to the number of ordinary shares to which such Preferred Share is then convertible. The holders of Preferred Shares and the holders of ordinary shares shall vote together on an as-converted basis and not as a separate class.

Accounting for Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the unaudited interim condensed consolidated balance sheets as they are contingently redeemable at the options of the holders. The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB34.7 million and RMB34.9 million for the three months ended March 31, 2020 and 2021, respectively. Each issuance of the Preferred Shares is recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for Preferred Shares was nil for the years presented.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent valuation firm.

In July 2016, the Company re-designated 12,500,000 former Series A preferred shares held by a third-party investor to former Series B preferred shares, which were then transferred to new investors for a total amount of RMB10.0 million at RMB0.8 per share, the issuance price of former Series B preferred share. The Company did not receive any proceeds from this transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the former preferred shares, and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) the difference between the fair value and the carrying amount of the former preferred shares against retained earnings of RMB5.4 million, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the newly issued preferred shares and the former preferred shares of RMB0.6 million as deemed distribution to shareholders when the selling shareholders were third-party investor, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

During the Reorganization in March 2017, the Company issued 40,000,000 Series Angel, 47,500,000 Series A, 75,000,000 Series A+, and 137,500,000 Series B Preferred Shares to preferred shareholders of Nanjing to replace the respective similar equity interests (former Series Angel, Series A, Series A+, and Series B preferred shares) that they held in Nanjing ForU (Note 1(b)). In connection with the issuance of Series Angel, Series A, Series A+, and Series B Preferred Shares, several legal terms were changed compared to those of respective former preferred shares, including changes on

14. Preferred shares (continued)

conversion right, redemption price and others. The Group assessed the impact of these changes of legal terms from both quantitative and qualitative perspectives, and accounted for it as extinguishment of former preferred shares. The difference between the fair value of the new preferred shares and the carrying value of former preferred shares of RMB114.4 million was recognized as a deemed dividend in 2017.

In December 2018, the Company repurchased 11,000,000 Series Angel Preferred Shares held by a third-party investor, at a consideration of RMB48.7 million, and 946,955 Series Angel Preferred Shares ultimately held by one director of the Company, at a consideration of RMB4.2 million.

The difference between the repurchase price and fair value of the Series Angel Preferred Shares amounting to RMB37.5 million, held by the third-party investor, were recorded against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted. The difference between the repurchase price and fair value of the Series Angel Preferred Shares amounting to RMB3.2 million, held by the director were recorded as share-based compensation expenses. The repurchased Series Angel Preferred Shares were reissued as Series Angel Preferred Shares on the same date to one of the Series D investors, at a total consideration of RMB52.9 million.

14. Preferred shares (continued)

The Company’s preferred shares activities for the three months ended March 31, 2020 and 2021 are summarized as below:

	Series Angel Shares		Series A, A+ Shares		Series B Shares		Series C, C+, C++ Shares		Series D Shares		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(RMB in thousands, except for shares)
Balance as of January 1, 2020	40,000,000	81,156	122,500,000	123,050	137,500,000	164,220	260,463,635	821,548	161,992,603	884,593	722,456,238	2,074,567
Accretion of preferred shares to redemption value	—	1,144	—	—	—	326	—	15,937	—	17,326	—	34,733

Balance as of March 31, 2020	40,000,000	82,300	122,500,000	123,050	137,500,000	164,546	260,463,635	837,485	161,992,603	901,919	722,456,238	2,109,300

Balance as of January 1, 2021	40,000,000	85,895	122,500,000	123,050	137,500,000	165,534	260,463,635	887,549	161,992,603	956,346	722,456,238	2,218,374
Accretion of preferred shares to redemption value	—	1,148	—	—	—	306	—	16,004	—	17,400	—	34,858

Balance as of March 31, 2021	40,000,000	87,043	122,500,000	123,050	137,500,000	165,840	260,463,635	903,553	161,992,603	973,746	722,456,238	2,253,232

15. Fair Value measurement

Fair value measurements on a recurring basis

The Group did not have financial instruments measured at fair value on a recurring basis as of December 31, 2020. The Group has a RMB20 million wealth management product measured at fair value on a recurring basis as of March 31, 2021. The wealth management product is included in short-term investments on the Company’s unaudited interim condensed consolidated balance sheets. As there are no quoted prices in active markets for the investment at the reporting date, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

The followings are financial instruments not measured at fair value in the unaudited interim condensed consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, finance leasing receivables, amount due from related parties, contract assets, and other receivables are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, amounts due from related parties, contract liabilities and other payables, are financial liabilities with carrying values that approximate fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Short-term borrowings and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowing and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Non-current receivables and payables. Non-current assets including long-term financing receivables are financial assets with carrying value that approximate fair value due to the impact of discounting is immaterial. Non-current portion of lease liabilities, long-term borrowings are financial liabilities with carrying value that approximate fair value due to the impact of discounting is immaterial.

15. Fair Value measurement (continued)

Fair value measurements on a non-recurring basis

Non-financial assets. The Company’s non-financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

The Company reviews the long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The Company determined certain vehicles returned due to early termination of certain lease arrangements during the first quarter of 2021 were impaired and RMB3.4 million impairment loss was charged. The Company estimated the recoverable amount based on undiscounted future cash flow resulting from disposition by taking reference of quote prices in related vehicle sales market. The inputs used to measure the estimated fair value are classified as Level 3 fair value measurement. No other impairment loss was recognized for all periods presented.

16. Net loss per share

Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the three months ended March 31, 2020 and 2021, the Series Angel, Series A, Series A+, Series B, Series C, Series C+, Series C++ and Series D Preferred Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 722,456,238 on a weighted average basis.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	(RMB in thousands, except share and per share data)
Basic loss per share calculation:
Denominator:
Net loss attributable to ForU Worldwide Inc.	49,583	53,883
Accretion on Series Angel Preferred Shares to redemption value	1,144	1,148
Accretion on Series B Preferred Shares to redemption value	326	306
Accretion on Series C Preferred Share to redemption value	5,774	5,798
Accretion on Series C+ Preferred Share to redemption value	3,435	3,450
Accretion on Series C++ Preferred Share to redemption value	6,728	6,756
Accretion on Series D Preferred Share to redemption value	17,326	17,400

Net loss attributable to ForU Worldwide Inc.’s ordinary shareholders	84,316	88,741

Denominator:
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	123,000,000	164,000,000

Net loss per share attributable to ordinary shareholders:
—Basic	0.69	0.54
—Diluted	0.69	0.54

17. Related party transactions

During the three months ended March 31, 2020 and 2021, other than disclosed elsewhere, the Group had the following material related party transactions:

Related Party	Relationship with the Group

JD Logistics, Inc. (“JD Logistics”)	Parent company of a shareholder of the Company

Jiangsu JD Information Technology Co., Ltd. (“Jiangsu JD”)	Under common control with JD Logistics, and a related party of the Company

(i)	The Group entered into the following transactions with related parties:

	For the Three Months Ended
	March 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Revenues from related parties
JD Logistics and its subsidiaries	—	9,837
Jiangsu JD	165,295	272,390

Total	165,295	282,227

(ii)	As of December 31, 2020, and March 31, 2021, the Group had the following balances with related parties:

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB
	(in thousands)
Amounts due from related parties
JD Logistics and its subsidiaries	11,037	13,622
Jiangsu JD	253,041	273,257

Total	264,078	286,879

18. Commitments and contingencies

Capital commitment

In November 2020, the Group entered an agreement to set up a joint venture primarily engaged in the autonomous driving industry. As of March 31, 2021, the joint venture had been formed while no capital had been injected by the Group. The Group’s committed investment amount as of March 31, 2021 was RMB2.5 million.

Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

18. Commitments and contingencies (continued)

However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

19. Subsequent events

The Group evaluated subsequent events through the date the unaudited interim condensed consolidated financial statements issued, concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited interim condensed consolidated financial statements other than as disclosed below:

(a) Issuance of Series E convertible redeemable preferred shares and re-designation of ordinary shares

On April 21, 2021, the Company with existing shareholders entered into agreements with investors for Series E convertible redeemable preferred shares, according to which, the Company has agreed to sale to the investors an aggregate of 182,978,009 Series E convertible redeemable preferred shares, out of which 64,042,304 shares were issued for an aggregate consideration of US$70,000,000 on the same date. In addition, the Company reserved another 47,922,812 Class A ordinary shares in addition to the existing reserved 72,000,000 Class A ordinary shares (119,922,812 Class A ordinary shares in aggregate), for issuance under the Company’s employee share option plan.

On April 21, 2021, in connection with the issuance of Series E convertible redeemable preferred shares, the Company adopted an amended and restated article of association passed by special resolution of shareholders, pursuant to which, the Company’s authorized share capital was reclassified and re-designated into: 964,315,753 Class A Ordinary Shares of a par value of US$0.00005 each (the “Class A Ordinary Shares”), 130,250,000 Class B Ordinary Shares of a par value of US$0.00005 each (the “Class B Ordinary Shares”) and 905,434,247 convertible redeemable preferred shares of a par value of US$0.00005 each. 130,250,000 ordinary shares ultimately held by the Founder were then re-designated into Class B Ordinary Shares. The remaining 9,150,000 ordinary shares ultimately held by the Founder were re-designated into Class A Ordinary Shares, which were transferred to certain new investors. The Company did not receive any proceeds from this transaction. All other ordinary shares as issued were re-designated to Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for shareholder voting and conversion rights. Each Class A Ordinary Share is entitled to one vote. Each Class B ordinary share is entitled one vote currently and will be entitled to twenty votes commencing from the consummation of a qualified initial public offering of ordinary shares of the Company with an implied market capitalization of the Company immediately prior to such offering not less than 120% of the post-money valuation of the Company immediately following the last issuance of the Series E preferred shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. A Class A Ordinary Share is not convertible into a Class B Ordinary Share under any circumstances.

The Company is currently evaluating the accounting impact of the re-designation of the Class B ordinary shares, with different voting right effective upon the consummation of a qualified initial public offering as described above.

(b) Grant of share options

From April 1, 2021 through May 13, 2021, the Company granted 2,510,000 share options to employees of the Group pursuant to the 2018 Global Share Plan at an exercise price of US$0.14 per share, which will be vested evenly over 5 years. The fair value in aggregate of the share options granted is approximately US$2.0 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Skycus China Fund, L.P.	August 2, 2018	14,547,384	US$9,000,000

Series Angel Preferred Shares
Matrix Partners China V Hong Kong Limited	December 5, 2018	11,946,955	US$7,884,990.30

Series A+ Preferred Shares
Shenzhen Yingxin Capital Phase I Investment Partnership (LLP)	February 22, 2021	75,000,000	Exercise of warrants

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration

Series C Preferred Shares
Shanghai Huize Asset Management Co., Ltd.	March 15, 2021	7,575,758	Exercise of warrants

Series C++ Preferred Shares
Skycus China Fund, L.P.	August 2, 2018	34,853,108	US$23,000,000
Prospect Avenue Capital Limited Partnership	August 2, 2018	15,153,525	US$10,000,000
JD Amarantine Investment Limited	August 2, 2018	11,786,075	US$7,000,000
LC Fund VII, L.P.	August 2, 2018	2,852,972	US$1,882,712
LC Parallel Fund VII, L.P.	August 2, 2018	177,733	US$117,288
China Logistic Investment Holding (1) Limited	August 2, 2018	4,271,009	US$2,818,492

Series D Preferred Shares
WELLINK INVESTMENTS LIMITED	December 5, 2018	94,495,685	US$70,000,000
Matrix Partners China V Hong Kong Limited	December 5, 2018	35,975,857	US$26,650,000
Prospect Avenue Capital Limited Partnership	December 5, 2018	31,521,061	US$23,350,000

Series E Preferred Shares
Parantoux Grand Master SPC	April 21, 2021	9,148,901	US$10,000,000
POLY PLATINUM ENTERPRISES LIMITED	April 21, 2021	27,446,701	US$30,000,000
ALPHA ROUTE LIMITED	April 21, 2021	3,659,560	US$4,000,000
Matrix Partners China V Hong Kong Limited	April 21, 2021	5,489,340	US$6,000,000
LC Fund VII, L.P.	April 21, 2021	8,514,665	US$9,306,763
LC Parallel Fund VII. L.P.	April 21, 2021	634,346	US$693,237
LC Continued Fund IV, L.P.	April 21, 2021	9,148,901	US$10,000,000

Options
Certain employees and consultants	Various dates	Options to purchase 95,224,450 ordinary shares	Past and future services provided by these individuals to us

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ForU Worldwide Inc.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2021

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the class A ordinary shares being registered and certain Cayman Islands tax matters

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of CM Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	Amended and Restated 2018 Global Share Plan I

10.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3	Form of Employment Agreement between the Registrant and its executive officers

10.4	English translation of the Shareholders Voting Proxy Agreement among Beijing ForU Duoduo, Nanjing ForU, and shareholders of Nanjing ForU dated April 26, 2021

10.5	English translation of the Exclusive Option Agreement among Beijing ForU Duoduo, Nanjing ForU, and shareholders of Nanjing ForU dated April 26, 2021

10.6	English translation of the Exclusive Consultation and Service Agreement Between Beijing ForU Duoduo and Nanjing ForU dated April 26, 2021

10.7	English translation of the Equity Interest Pledge Agreement among Beijing ForU Duoduo, Nanjing ForU, and shareholders of Nanjing ForU dated April 26, 2021

10.8	Loan agreement Between Beijing ForU Duoduo and Dandan Shan dated April 22, 2021

10.9	Series E Preferred Share Purchase Agreement between the Registrant and other parties thereto dated April 21, 2021

21.1	Principle Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

Exhibit Number	Description of Document

23.3	Consent of CM Law Firm (included in Exhibit 99.2)

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of CM Law Firm regarding certain PRC law matters

99.3	Consent of China Insights Consultancy

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on May 13, 2021.

ForU Worldwide Inc.

By:	/s/ Dandan Shan
	Name:	Dandan Shan
	Title:	Chairperson of the Board and Chief
Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Dandan Shan and Sensen (Leslie) Liu as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on May 13, 2021.

Signature	Title

/s/ Dandan Shan Dandan Shan	Chairperson of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Guanling Chen Guanling Chen	Director and Chief Technology Officer

/s/ Sensen (Leslie) Liu Sensen (Leslie) Liu	Director and Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of ForU Worldwide Inc. has signed this registration statement or amendment thereto in New York, New York on May 13, 2021.

Authorized U.S. Representative
Cogency Global Inc.

By:	/s/ Collen A. De Vries
	Name:	Collen A. De Vries
	Title:	Senior Vice-Present on behalf of
Cogency Global Inc.